#RESEARCHNEVERSTOPS

ANNUAL REPORT 2023

SHAPING Medicines that Matter

Evotec SE, *Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg (Germany)*

IMPRINT
Publisher: *Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg; +49.(0)40.56081-0, +49.(0)40.56081-222 (Fax)*

Project Leaders: *Anja Ben Lekhal, Volker Braun;* **Content:** *Dr Mario Polywka, Dr Cord Dohrmann, Matthias Evers, Dr Craig Johnstone, Laetitia Rouxel;* **Concept and Graphic Design:** *Alessandri Design & Brand Manufactory, Rufgasse 3, 1090 Vienna, Austria*

Publication Date: 24 April 2024

Evotec's Annual Report 2023 published on 24 April 2024 containing the Consolidated financial statements is available in English and German.

Forward-looking statements
Information set forth in this annual report contains forward-looking statements, which involve a number of risks and uncertainties. The forward-looking statements contained herein represent the judgement of Evotec as of the date of this report. Such forward- looking statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

For further information on Evotec, please be invited to visit our website at www.evotec.com. You can also contact us by email: investorrelations@evotec.com.



Dr Mario Polywka
Chief Executive Officer

Dear Shareholders *and* Friends of Evotec,

My journey with Evotec now spans more than two decades, during which time I have witnessed the Company's evolution firsthand. I have seen us navigate challenges, seize opportunities, and push the boundaries of what is possible through partnering in drug discovery and development within the life sciences industry. Stepping in as the interim CEO, my role is to navigate the organisation through a challenging market and prepare it for the next strategic imperatives that a new CEO will pursue. So, while my tenure as CEO is clearly a transitional one – to me the limited time only makes it more important.

2023 started very strong. In Q1, traditionally the weaker of quarters for Evotec, we delivered the strongest result in our Company's history. We signed a new strategic collaboration with Janssen for immune-based cancer therapies, an integrated R&D partnership with Related Sciences and achieved an important long-term expansion of our neuroscience partnership with Bristol Myers Squibb – with a deal potential of $ 4 bn. Our deep disease insights matched with our human disease models and unparalleled drug discovery expertise continue to successfully drive this partnership. The collaboration has the potential to be a game changer for many different neurological conditions, with a first programme from this partnership anticipated to enter a Phase II clinical study later this year, whilst we continue to progress pre-clinical assets and are still adding discovery-stage programmes to our joint pipeline.

However, over the Easter weekend, a vicious cyber-attack thwarted our plans to deliver a truly outstanding year, with many parts of the organisation paralysed through this criminal act. I am immensely grateful to my colleagues within Evotec, who showed their absolute best during the recovery that followed. Their strength, creativity, collaboration, and resilience

are the reasons why the Company has been able to come out the other side. I would also like to thank our partners and other stakeholders for the unwavering support. Your confidence in us is most humbling. Moving into 2024, we will continue to work on further establishing the highest quality and secure IT infrastructure.

Only a month after the attack, we signed an important partnership with Sandoz for the development and manufacture of biosimilars. Sandoz' mission of providing affordable, high-quality medicines is perfectly aligned with Just – Evotec Biologics' ambition to provide global access to biotherapeutics through our world-leading continuous manufacturing platform. A major development and manufacturing partnership with an industry leader like Sandoz is a great validation for our Just – Evotec Biologics business model.

We also saw good progress in existing and several exciting new partnerships across Evotec's platform, from early discovery all the way to the market. In June, we achieved a milestone when Bayer initiated a Phase I clinical study with an asset from our kidney disease collaboration. The study investigates a monoclonal antibody as a potential first-to-market treatment for Alport syndrome, a rare genetic disease. We also initiated a strategic partnership with Dewpoint Therapeutics to advance their portfolio targeting biomolecular condensates as a novel domain for therapeutic intervention towards the clinic. Through a further grant from the Bill & Melinda Gates Foundation for tuberculosis drug discovery and a contract from the U.S. Department of Defense for development of monoclonal antibodies against orthopoxviruses, we were able to further expand our contribution to global health. Finally in December, we were informed by our partner Jingxin that EVT201 had been approved by the Chinese National Medical Products Administration as a novel insomnia treatment.

Due to macroeconomic headwinds brought on by threats to global security, rising interest rates and supply chain challenges, 2023 has been labelled by many as a "year of efficiency". This was no different at Evotec. We prioritised our investments and focused on cost efficiency and optimisation. Despite a rocky start into 2024 with Werner Lanthaler's exit from the business, our focus remains clear: to continue our path to sustainable and profitable growth, through delivering the highest value End-to-End R&D solutions to our partners drug discovery and development challenges.

We strive to deliver excellence in our existing high-value partnerships, strengthen our platforms, meet our partners' expectations for the highest quality science, and optimise our operational efficiencies across the entire company. Building on this relentless pursuit of excellence that has been Evotec's hallmark, we hope also to deliver new partnerships at the forefront of science and technology.

My tenure may be interim, but my commitment is enduring. I am here to ensure that we stay true to our mission, and that every step we take brings us closer to shaping medicines that matter.

Finally, I thank all my colleagues at Evotec for their boundless commitment, expertise and energy and also the Supervisory Board for their constant, unwavering support.

Thank you again for your trust and support.

Sincerely,
Dr Mario Polywka

M. Polywka

OUR PEOPLE CREATE OUR SUCCESS

93	5,061 Employees worldwide			31.9%
Nationalities	4,217 Scientists	>86% Employees with academic qualification	54.4% Share of women	Share of women in management positions

OUR OFFERING CLOSE TO PHARMA, BIOTECH AND ACADEMIA (AS OF 31 DECEMBER 2023)

USA

▶ **Branford, Princeton, Redmond, Seattle, Watertown, *USA***
- 667 employees
- Hit identification
- Cell & protein production
- ADME-Tox, DMPK (Cyprotex)
- Sample management
- Biologics design, development, and production (Just – Evotec Biologics)
- J.POD
- J.HAL

EUROPA

▶ **Hamburg (HQ), Goettingen, Cologne, Munich, Halle/Wesphalia, *Germany***
- 1,368 employees
- Hit identification and Biophysics
- *In vitro* & *in vivo* biology
- PanOmics & PanHunter: Genomics, Transcriptomics & Proteomics
- E.MPD
- Biomarker discovery and validation
- Cell production
- iPSC
- Antibody discovery
- Cell Therapy
- (clinical and commercial) drug substance manufacturing

▶ **Lyon, Toulouse, *France***
- 1,065 employees
- Sample management
- Hit identification
- *In vitro* & *in vivo* oncology
- Medicinal chemistry
- ADME & PK
- Cell, protein & antibody production
- Proteomics & Metabolomics
- Anti-infective research and platforms
- J.POD (start of contruction 2022)

▶ **Verona, Medolla, *Italy***
- 958 employees
- *In vitro* & *in vivo* biology
- Medicinal chemistry
- ADME-Tox, DMPK
- Biomarker discovery and validation
- INDiGO and INDiGO-Select
- Integrated CMC
- cGMP cell therapy manufacturing

▶ **Orth/Donau, *Austria***
- 44 employees
- Rare diseases
- Research within gene therapy to different gene therapy-related technologies

UK

▶ **Abingdon, Alderley Park, *UK***
- 1,057 employees
- Medicinal chemistry
- ADME-Tox, DMPK (Cyprotex)
- Protein sciences and production
- Structural biology and SBDD
- *In-silico*-design
- *In vitro* & *in vivo* anti-infective platform/screening
- Process development
- CMC and Commercial manufacture
- Pre-formulation

JAPAN

▶ Sales representative office



€68.7m

R&D Expenses

OUR SPIRIT OF INNOVATION

€ 641.6 m

Capex investments over the last 5 years

>10

Precision platforms capable of generating multiple projects

>110

Projects with Academia and biotech partners (BRIDGE) since 2010

THIRD PARTY REVENUES BY CUSTOMER TYPE 2023


100%
Biotech
35%
Mid-sized Pharma/Large Biotech
15%
NPF, Foundations, Academia
12%
Top 20 Pharma
37%
in %
2023


PERFORMANCE OF THE EVOTEC SE SHARE (INDEXED)
(1 January 2023–31 December 2023)
PERFORMANCE OF THE TecDAX (INDEXED)
(1 January 2023–31 December 2023)
PERFORMANCE OF THE MDAX (INDEXED)
(1 January 2023–31 December 2023)
160%
150%
140%
130%
120%
110%
100%
90%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

OUR PARTNERSHIPS

298

New customers

>140

Co-owned products

93%

Repeat business

31

Equity participations in breakthrough company formations

838

Alliances

Shaping Medicines that Matter

In 2023, we celebrated the Company's 30th birthday. Reflecting back to 1993, the year Evotec was established, it is remarkable the profound transformation that technology has brought to our world. Throughout this journey, Evotec has been at the forefront of the life science industry with its pioneering technologies and platforms.

In 1993, testing a substance for biological activity in a research lab was a time-consuming and inefficient process. Manual experimentation and sequential steps limited the number of substances that could be realistically tested. Therefore, three decades ago, Evotec was established in Hamburg, Germany, by a group of scientists led by Nobel Laureate Manfred Eigen, with the vision to improve the speed and efficiency of drug discovery through a ground-breaking, new screening platform. The introduction of this first ultra-high-throughput screening system (EVOscreen®) marked a paradigm shift in the industry, and the testing landscape underwent a transformation. Today, with the help of technological advancements and automation, screening timelines have significantly shortened, taking weeks or even days.

In 1993, the concept of "precision medicine" was only in its infancy and barely existed as a concept. Today, precision medicine is a reality, with personalised cancer therapies tailored to individual genetic profiles. The integration of PanOmics data and human patient databases, providing a comprehensive understanding of molecular, genetic, and clinical data, has enabled this holistic approach to drug discovery. The outdated notion of a "one-size-fits-all" approach has given way to treatments that consider each patient's unique characteristics.

Today, Evotec has all the necessary technologies for discovering, developing, and manufacturing a wide range of therapeutic drugs to further drive the paradigm shift from symptomatic treatments to curative precision medicine and data-driven healthcare. Even after 30 years in this continuously evolving field, we remain flexible, constantly reshaping our research, development, and manufacturing processes to address the needs for precision, better disease understanding, wider access, and improved safety. Our integrated platform, leveraging cutting-edge AI technology, facilitates collaboration among businesses, optimising the journey of drug development from the conception of ideas to the rigorous testing phase in clinical trials, thus increasing the probability of success from target to clinic.

PARADIGM SHIFT

Evotec plays a pivotal role in the paradigm shift of biopharma research and development by revolutionising disease understanding and changing how therapies are discovered and developed.

FROM

- Need for more precision
- Need for better disease understanding
- Need for wider access
- Need for better safety earlier

TO

- More precise medicine
- AI/ML & technology convergence
- Right business model & best talent

THROUGH

- **Efficiency:** End-to-End shared R&D; Our integrated A.I.-powered business-to-business platform for increased probability of success from target to the clinic
- **Precision:** PanOmics driven drug discovery for deep disease understanding and effective therapies
- **Regenerative medicine:** iPSCs "off-the-shelf" cell therapy based on induced pluripotent stem cells
- **Access:** Just – Evotec Biologics; A.I. and continuous manufacturing for better access to biologics
- **Safety:** Cyprotex for enhanced prediction of human exposure, clinical efficacy and toxicological outcome of a drug

Shaping the Future with AI/ ML-driven R&D

The pharma industry is heading towards an era where the use of advanced analytics, AI, and ML will lead to new discoveries and precise medicines.

Looking ahead to the next 30 years, the prospect for medicine and biotechnology is even more exciting. Diseases will be redefined, leading to more accurate diagnosis and more effective treatments. AI will play a pivotal role in drug discovery. Starting from clinical stratification, data-driven strategies, powered by AI and ML algorithms, will further enhance our understanding of diseases at the molecular level. AI-driven algorithms will shift through vast datasets to identify potential drug candidates, speeding up the process and reducing costs. This technology will help us find the crucial "needle in the haystack" of potential treatments, bringing new hope for patients with previously untreatable conditions.

At Evotec, our goal is to shape the future of drug discovery and development by embracing new perspectives and driving revolutionary changes through a continuous flow of fresh ideas. We envision a transformative future of medicine, utilising AI and technology convergence to precisely target patients, accelerate innovation, and reduce costs, with a specific focus on addressing previously incurable diseases. Our commitment extends to innovative pipeline-building solutions, encompassing end-to-end shared R&D and AI/ML-driven research, development, and manufacturing. Leveraging our experience and innovative spirit, we stand at the beginning of an increasingly exciting future, with the core of Evotec embodying the essence of innovation and strategically positioning us for what lies ahead.

Together, let us shape the next chapter for **Medicines that Matter.**

Five minutes with Evotec's Chief Financial Officer Laetitia Rouxel

Laetitia, thank you for taking the time to speak with us today. To start off, perhaps you can share some insight into how and why you came to build a career in the field of finance?

Thank you for having me. I realised very early on in my life that the execution of even the strongest visions depends on a solid financial footing. On the corporate side, finance is not just about numbers, it is about understanding the pulse of an organisation, anticipating market and business trends, and making strategic decisions that facilitate profitable sustainable growth.

Throughout my career, I have had the privilege of working in dynamic sectors such as the life sciences, food, and cosmetics industries. These experiences have afforded me a broad perspective on the intricacies and challenges that each industry faces. Over the span of 30 years, I have assumed leadership roles in various sectors, honing my abilities to navigate complex financial landscapes and contribute to the success of the organisations I have been a part of.

Evotec combines ground breaking science with creative partnership models to try and change how drugs are discovered – but what makes Evotec interesting from the perspective of a CFO?

To me, Evotec's platform is truly fascinating. However, if I had to pinpoint what excites me

LAETITIA ROUXEL
Evotec's Chief Financial Officer



the most as a CFO, it is the Company's innovative business model. Evotec realised very early on that through sharing and co-ownership along the value chain, R&D can be transformed from a conventional cost centre into a profit centre and create long-term upside for all partners. Based on this notion, Evotec has made a name for itself as the go-to place for innovation efficiency. And it's really the broad variety of partners ranging from Pharma and Biotech companies to mission-driven foundations and state actors that underscored the broad desire for a sharing economy in R&D – and that makes Evotec's business model so resilient even in times when certain individual customer groups may be facing some economic headwinds. On top of that, my personal driver is how proud I am of working for a company that is able to create such a positive impact on the quality of the life of patients and their families, ultimately creating value in the best interests of humanity.

You joined Evotec in April 2023 – what were your first impressions?

Evotec is a place where passion for innovation really is palpable. What immediately stood out to me was how much a strong mission can make people stick together like glue. The spirit to work together as a team to fight diseases is what really drives everybody at Evotec. It is also what makes Evotec such a great partner because nobody at Evotec has to learn how to share. A new partnership means that our team is getting stronger. It means that we are in a better position to find a novel treatment through the complementary experience the partner brings to the table. It is also what makes our organisation so resilient. Whatever the challenge, nobody at Evotec questions the mission, but starts looking for a way around what is perceived a mere bump in the road. This mindset has helped us master what was certainly a challenging year for the

Company. I really have to commend the entire team who did an absolutely outstanding job. I look forward to doing my part to contribute to continued success and growth.

Looking back at the first year, what surprised you the most?

The "can do" attitude of everyone during Easter break, a few days after my start and in the middle of our cyber attack, when everyone was actively and efficiently working in synchronisation to redeploy IT equipment and laptops and enable to be back online. I knew at that very precise moment that it was the place I was looking for. It is the sense of belonging and collectiveness that goes beyond individual interest. My commitment is to strengthen the pride in the organisation and recognising this remarkable and not so common "can do" attitude.

To turn this around – what about you was the biggest surprise to the colleagues you met?

I do not like alcohol or cheese – not expected for a French person, right? It doesn't prevent me from enjoying lunch at the canteen or taking a break to connect with my Evotec colleagues. Human relationships are the only effective way to deliver long-lasting impact and more resilient business. Wellbeing at work is my priority for myself and the Evotec community. Having fun together and constant learning is my path to individual and collective success.

As Evotec's first female management board member, what are your thoughts on gender equality in the company?

As a woman in a field where the representation of females, particularly in executive roles like CFO, is notably low, gender equality is a topic close to my heart. As the first and surely not the last female management board member, promoting gender equity is crucial. It's an opportunity to champion diversity, inclusion, and representation within the organisation. By advocating for equal opportunities, fair treatment, and policies that support diversity, gender and otherwise, you can help create a more inclusive and equitable workplace for everyone. My motto is: diversity is a fact – inclusivity is a choice. Additionally, serving as a role model and mentor for aspiring female leaders can further empower others to break barriers and pursue leadership roles.

Evotec is relying on innovations in AI to make R&D more precise and efficient. Do you see applications in finance as well?

AI is undoubtedly a game-changer in the finance function. Its potential for automating routine tasks, enhancing data analysis, and improving decision-making is immense. Considering myself technology-savvy, I recognise applications in finance can significantly boost efficiency and provide strategic insights. Comfort with technology in finance is especially important, and emphasising innovation is crucial in driving growth and efficiency in financial operations. My experience at Evotec reflects this and aligns well with the evolving landscape where staying competitive means embracing technological advancements. However, careful implementation and quality in execution are key to managing potential challenges. AI will not suppress but surely transform and enhance further our role as a co-pilot.

The past years have seen some significant shifts in the macroeconomic environment – a pandemic, armed conflicts, supply chain isruptions, inflation, and rising interest rates. How does this environment impact your job – and how do you build resilience in these uncertain times?

The macroeconomic environment has indeed been challenging with various uncertainties. My role is to provide a financial foundation that allows the Company to make business decisions on a basis of strength. My goal is to achieve a balance that provides both resilience against adverse external challenges and agility to make smart business moves. Overall, finance adds value in difficult environments by providing strategic guidance, financial expertise and proactive management to navigate uncertainties and position the organisation for resilience and success. In this way it's a bit like managing a sports team. You know the old saying: "the offense sells the tickets; the defence wins championships". It takes both – after all we are here to shape the markets of the future.

When you take a look around in the industry, what do you think are Evotec's most valuable attributes for a successful financial performance?

Evotec's most valuable attribute for successful financial performance is its unique business model. We optimise efficiency and reduce risks in the drug development process by adopting flexible business models with a risk-sharing approach in our strategic collaborations and partnerships. Utilising integrated drug discovery services through a data-driven end-to-end R&D continuum ultimately increases the probability of success in high-value therapeutic areas. This goes along with a technologically but also internationally diverse corporate setup and an equally diverse range of partners. The global footprint and broad customer mix are certainly the Company's core strengths to mitigate local risk factors as well as cyclical challenges. At the end of the day, it all comes down to the people. The experience and shared passion, driven by the core values of collaboration, innovation, and entrepreneurship, form the bedrock of a culture that contributes to sustained financial growth and drives success.

What are you most excited about or looking forward to this year? Are there any particular milestones you want to achieve?

This year, I am particularly excited about contributing to Evotec's continued success and enabling growth. Overall, the period of transformation from hyper growth to profitable, sustainable growth represents a significant inflection point for organisations, requiring strategic recalibration, operational optimisation, and a disciplined approach. To do so, my focus is on aligning financial strategies to support the co-creation of pipelines and the development of Medicines that Matter. I am keen to further leverage innovation to contribute to our sustainable growth path. Drawing on my background in business transformation, finance, and commercial roles across diverse regions, including leading large-scale global transformation initiatives and fostering collaboration amongst enabling functions to enable the next 5 years of growth. I look forward to the next chapter ahead.

The Evotec *share*

The Evotec share

In light of an exceptional external challenge, resulting from the cyber-attack in April, the Company intensified the communication on the status of its business to the global financial markets in 2023. These communications were made through several channels, including participation and presentation at key national and international investor conferences, non-deal road shows in key financial centers in Europe and the United States as well as quarterly, six-months and annual results investor and analyst calls and a Capital Markets Day in November. In 2023, the total number of 14 Analysts regularly monitoring and evaluating the performance of Evotec shares has remained stable. Most analyst recommendations were positive, with an average price target of € 25.46.

Performance of the Evotec share in 2023

The performance of the Evotec share in 2023 was accompanied by numerous company announcements. At the end of January, Evotec announced that it had entered into an agreement with Janssen for the development of immune-based therapies. The extension of the partnership with BMS at the end of March, too, led to an upward movement. The announcement of a criminal cyber-attack on 6 April ended this trend.

Due to the attack, Evotec was unable to report its result for the fiscal year in due time. The 12 day delay, prompted Qontigo GmbH, a part of Deutsche Börse Group, to remove Evotec from all relevant indices on 5 May and to implement its decision accordingly four days later. As a result, passive investors were forced to sell shares and the share price suffered materially and the volume of shares traded exceeded daily average rates significantly. The announcement by Evotec and Sandoz to launch a technology partnership for the development and commercial manufacturing of biosimilars triggered a strong recovery with a 14% increase on 9 May 2023. With the publication of the annual report on 12 May, Evotec satisfied the conditions to re-join the MDAX and the TecDAX, which further strengthened the positive share price performance even before the announcement that shares would re-enter all relevant indices as of 19 June 2023.

In addition, the second contract between Just – Evotec Biologics and the Department of Defense as well as another license agreement within the neuroscience partnership with our collaboration partner BMS in July resulted in a visible impact on the shares, which led to a maximum share price of € 24.24 on 25 July 2023.

In the second half of 2023, a number of adjustments to guidance by peer companies affected the performance of the biotechnology sector overall, and had negative implications for Evotec's share price, too. On 30 October 2023, the share price reached its trough at € 15.74. The announcement of Q3/9M figures on 8 November 2023, our second Capital Markets Day in 2023 the week after, as well as the approval of EVT201 in China on 6 December flanked by several new partnerships and collaborations supported the recovery and shares closed the year at € 21.28 on 29 December 2023.


PERFORMANCE OF THE EVOTEC SE SHARE (INDEXED)
(1 January 2023–31 December 2023)
PERFORMANCE OF THE TecDAX (INDEXED)
(1 January 2023–31 December 2023)
PERFORMANCE OF THE MDAX (INDEXED)
(1 January 2023–31 December 2023)
160%
150%
140%
130%
120%
110%
100%
90%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Despite a number of challenges, Evotec shares traded 40% higher than at the end of 2022. The share price significantly outperformed both benchmark indices, TecDAX and MDAX, by more than 30% and 25%, respectively.

Evotec's average daily trading volume for all German stock exchanges amounted to 428,679 shares in 2023, compared to 425,033 shares in 2022. The decision of Qontigo GmbH, to remove Evotec from all relevant indices on 5 May led to an outstanding turnover of 4,767,569 shares on 8 May - more than factor 10x compared to average trading volume. Same applies for the day before Evotec's re-entry to all relevant indices with another turnover of 4,565,859 on 16 June 2023.

Trading at NASDAQ in 2023

Evotec's 22,995,000 American Depositary Shares ("ADS") are listed since 3 November 2021 at Nasdaq in New York - each ADS representing one-half of one ordinary share.

Over the course of 2023 Evotec ADS increased by 45.0%. The difference to the performance in Germany is related to fx-rate changes. Shares underperformed the NASDAQ Biotechnology index (3.7%) by 35.7 percentage points in the same period. The broader NASDAQ Composite Index was almost in line with a gain of 43.4%, only 1.6 percentage points behind the performance of Evotec shares.

Evotec's share capital

Evotec did not issue new shares that were unrelated to stock options in 2023. The exercise of 233.083,00 stock options and share performance awards resulted in an increase in the number of Evotec's registered share capital 177,185,736 at year-end 2023 (year-end 2022: 176,952,653). The increase corresponds to a negligible dilution of 0.3%. In 2023, no stock options were serviced out of treasury shares. As of 31 December 2023, a total of 249,915 treasury shares remained from a trust agreement terminated in 2012.

Shareholder structure

When certain thresholds related to voting rights are reached or crossed, the respective shareholders are required to inform the issuer of the shares and the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) and since November 2021 the SEC as well. According to the voting rights notifications received by 31 December 2023, the following persons and institutions, excluding shares held via instruments, had exceeded the 5% threshold: T. Rowe Price Group held 10.1%, Novo Holdings A/S held an interest of 9.8%, and the government of Abu Dhabi (Mubadala Investment Company) held 6.6%. Free float as of 31 December 2023 therefore was approximately 72.5%.

TRADING AT NASDAQ IN 2023


170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Evotec
EVO.O
.NBI
.IXIC

SHAREHOLDER STRUCTURE AS OF 31 DECEMBER 2023 [1]


~ 10% Novo Holdings A/S
~ 10% T. Rowe Price Group
~ 7% Mubadala Investment Company
~ 1% Management
~ 73% Free float

[1] *Shareholdings excluding interests held via instruments*

SHARE DATA	*Frankfurt Stock Exchange*	*NASDAQ New York*
Ticker symbol	EVT	EVO
Securities identification number	566480	
ISIN	DE0005664809	US30050E1055
Reuters XETRA symbol	EVTG.DE	
Bloomberg symbol	EVT GY Equity	
Market segment	Prime Standard	Global Select Market
Index	TecDAX, MDAX, STOXX Europe 600	
Designated Sponsor	ODDO SEYDLER BANK AG	

KEY FIGURES PER SHARE	*Frankfurt Stock Exchange (EVT)*		*NASDAQ New York (EVO)*
	2023	2022	2023
High (date)	€ 24.24 (25 July)	€ 41.66 (3 January)	$ 13.36 (20 July)
Low (date)	€ 15.28 (2 January)	€ 14.98 (28 December)	$ 8.09 (2 January)
Opening price	€ 15.28	€ 43.01	$ 8.09
Closing price	€ 21.28	€ 15.26	$ 11.73
Weighted average number of shares outstanding	176,916,663	176,674,341	8,446,788
Total number of shares outstanding as at 31 December	177,185,736	176,952,653	354,371,472
Average daily trading volume	428,679	425,033	53,355
Market capitalisation as at 31 December	€ 3,771	€ 2,690	$ 4,157
Earnings per share (diluted/basic)	€ (0.40) / € (0.40)	€ (0.99) / € (0.99)	$ (0.21) / $ (0.21)

FINANCIAL CALENDAR 2024

24 April 2024	Annual Report 2023
22 May 2024	Quarterly Statement Q1 2024
10 June 2024	Annual General Meeting 2024
14 August 2024	Half-year 2024 Interim Report
10 October 2024	Capital Markets Day (Toulouse/France)
6 November 2024	Quarterly Statement 9M 2024

Virtual Annual General Meeting 2023

Evotec held its Ordinary Annual General Meeting on 20 June 2023, the AGM again was held as a virtual event. 67.68% of Evotec's share capital was represented at the AGM (2021: 65.68%) and Evotec's shareholders approved with the required majority all proposals put to vote by the Company's management.

Investor Relations and ESG @ Evotec

For further information on Evotec and its Investor Relations and ESG activities, please visit the IR & ESG section of Evotec's website. A continuous dialogue with the capital market participants is an essential part of the Company's philosophy. Please contact the Investor Relations and ESG team for any questions or suggestions.

Contact:
Evotec SE
Volker Braun, Head of Global Investor Relations & ESG
Manfred Eigen Campus
Essener Bogen 7
22419 Hamburg
+49. 40 228 999 338 (direct)
+49. 151 19405058
investorrelations@evotec.com
https://www.evotec.com/en/ir-news/investor-relations



Prof. Dr Iris Löw-Friedrich
Chair of the Supervisory Board

Supervisory *Board Report*

As required by the German Stock Corporation Act, Evotec SE has a two-tier board system consisting of Evotec's Management Board and Evotec's Supervisory Board. The Management Board is responsible for managing Evotec and representing the Company in its dealings with third parties, while the Supervisory Board appoints and dismisses the members of Evotec's Management Board and oversees the management of the Company. German law prohibits the Supervisory Board from making operational management decisions. The two boards, however, work closely together to achieve long-term and sustainable growth for the Company and to create shareholder value. They agree on the Company's strategy and on business transactions that are significant.

Evotec's Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders with a simple majority of the votes cast at an Annual General Meeting ("AGM"). The proposal to the AGM is carried out in accordance with the German Corporate Governance Code's recommendations regardless of gender, nationality or age, members are appointed based on their qualifications, work experience, independence and diversity. Four of the current members of Evotec's Supervisory Board were lastly elected at the AGM 2019. Constanze Ulmer-Eilfort has been elected at the AGM 2021 and Camilla Macapili Languille at the AGM 2022. The Company provides a relevant set of on-boarding materials regarding statutory documents, policies, rules of procedures etc. for each new Supervisory Board member which is also accessible to each member in a virtual Board room.

The Supervisory Board appoints a Chairperson and one Vice Chairperson from among its members. Prof. Dr Iris Löw-Friedrich is the elected Chairperson of the Supervisory Board, and Roland Sackers is the elected Vice Chairperson. The members of the Supervisory Board are elected for a term of five years and may be re-elected. The term of the current Supervisory Board ends with the close of the AGM 2024 that is charged with approving the actions of the members of the Supervisory Board in the 2023 fiscal year. A shortening of the five-year term as well as staggering of terms is envisaged from the next election at the AGM 2024 in the form that new Supervisory Board members will be elected for an initial term of two years whereas re-elected Supervisory Board members will be elected for a three-year term.

The Supervisory Board has determined concrete objectives regarding its composition and competencies and prepared a profile of skills and expertise reflecting the company-specific situation. These objectives and skills profiles stipulate that the activities of the Company shall be represented by having a majority of independent Supervisory Board members

with national and international experience in the respective fields of (i) Research and Development, (ii) Finance, Capital markets, Legal, Corporate Governance, (iii) Marketing and Sales and Operations, (iv) Healthcare Economy/Public Health and (v) Sustainability.

In December 2022 the Supervisory Board focussed the discussion on the right competency profile for the Supervisory Board going forward. To reflect the ongoing growth of the Company and its further specified offering and operational activities it has been decided to further enlarge and update the competencies within the Supervisory Board following the elections at the AGM 2024. As a consequence, the Supervisory Board has agreed on the skills matrix and competency profile set out below.

SKILLS/EXPERTISE	***Iris Löw-Friedrich (Chair; RemCom Chair)***	***Roland Sackers (Deputy Chair; ACC Chair)***	***Camilla Macapili Languille***	***Constanze Ulmer-Eilfort (ESG Chair)***	***Wesley Wheeler (prospective candidate)***	***NN (prospective candidate)***
Independent Supervisory Board members (Chairman, ACC Chair, RemCom Chair; majority of total members)	X[1]	X	X[2]	X	X	–
Research & Development	X	–	–	–	X	–
Biologics Manufacturing	–	–	X	–	X	–
Biopharma	X	–	X	–	X	–
Small Biotech	–	–	X	–	X	–
Healthcare economics	X	–	X	–	–	–
Commercial / B2B	–	–	–	–	X	–
M&A / Partnering	–	–	–	X	X	–
Capital Markets	X	X	X	–	X	–
Accounting / P&L / Risk Management	–	X[3,4]	X[4]	X	–	–
Auditing & Sustainability Reporting	–	X[3,4]	–	X	–	–
Digitization	X	X	–	–	–	–
IT and Cybersecurity	–	X	–	–	–	–
General Management	X	X	X	X	X	–
Legal & Compliance	–	X	–	X	–	–
Environment and Sustainability	–	X	X	X	–	–
Social and HR	X	X	–	X	–	–
Governance	X	X	X	X	X	–
Age of Supervisory Board candidate does not exceed 72 years at the time of the proposal	X (1960)	X (1968)	X (1983)	X (1962)	X (1965)	X (19XX)
Nationality	German	German	Canadian	German	US	
Regional experience in EU, USA, Asia	EU, USA, Asia	EU, USA	EU, USA, MENA	EU	USA	
Female Supervisory Board members (at least 30%)	X	–	X	X	–	–

[1] Management Board Member of UCB: The business relationship with UCB as a customer of Evotec is considered immaterial (~0.5% of 2022 group revenue)

[2] Head of Life Sciences of Mubadala Investment Company: Mubadala Investment Company holds ~7% of Evotec's shares but does not have control as defined in C.9 of GCGC

[3] Experience in audit and accounting

[4] Experience in accounting

In addition, the Supervisory Board decided to keep the age limit of 72 years at the time of the (re-)election. The gender quota shall remain at a share of women of 30%. Finally, the Supervisory Board has agreed to a rule membership of a maximum of 12 years. Overall, the Supervisory Board shall remain composed in such a way that the majority of its members are independent, including the Chairperson and Chairpersons of Audit & Compliance Committee and Remuneration & Nomination Committee and that its members as a group possess the knowledge, ability and expert experience required to properly complete its tasks.

Currently, the composition of Evotec's Supervisory Board fulfils all those objectives: All members have an extensive international professional background from working in numerous internationally operating companies. All members are considered as independent following the two-dimensional evaluation criteria of the German Corporate Governance Code, three nationalities are represented and there are four female members. Evotec's aspiration of a "diversity of thoughts" is ensured by composing internationally experienced Management and Supervisory Boards with broad based skill sets.

Prof. Dr Löw-Friedrich is regarded as independent within the meaning of recommendation C.7 of the German Corporate Governance Code in its current version as of 28 April 2022. Although Prof. Dr Löw-Friedrich is on the Executive Committee of UCB S.A., which is an Evotec customer, the Evotec Group's turnover with the UCB Group is only about 0.5% of the total turnover of the Evotec Group, so that no material business relationship between Evotec and UCB within the meaning of recommendation C.7 is to be assumed. Moreover, Iris Löw-Friedrich is responsible at UCB's Management Board for world-wide clinical development and life-cycle of marketed products but not for discovery research and pre-clinical development and manufacturing which are the only subjects of the services provided by Evotec to UCB. Since these services are not of significant business value, they are neither discussed within the UCB Executive Committee nor Evotec's Supervisory Board.

Despite her position as Head of Life Sciences at Mubadala Investment Company, Camilla Macapili Languille is considered an independent Supervisory Board member. Mubadala Investment Company holds approx. 7% of Evotec SE's voting shares and, thus, has a material interest in Evotec SE within the meaning of section C.13 of the German Corporate Governance Code. Nevertheless, Mubadala Investment Company is not a controlling shareholder within the meaning of section C.9 of the German Corporate Governance Code. A shareholder's (and thus also Ms Macapili Languille's) dependency would exist if a controlling agreement existed with the shareholder, the shareholder held an absolute majority of the voting rights or at least a sustainable majority at the Annual General Meeting. A voting share of 7% does not constitute a sustainable majority at the Annual General Meeting in favour of Mubadala Investment Company and, therefore, neither a conflict of interest that is not merely temporary, nor a dependency due to de facto majorities of voting rights, especially since the number of validly cast votes at past general meetings regularly amounted to significantly more than 40% of the share capital.

Dr Mario Polywka's cooling off period pursuant to section C.7 of the German Corporate Governance Code expired by the end of 2020.

Notwithstanding Section C.5 of the German Corporate Governance Code, Prof. Dr Iris Löw-Friedrich has also a seat in the Supervisory Board of Fresenius SE & Co. KGaA. However, Iris Löw-Friedrich always devoted sufficient time to perform her function, including attendance to all board and committee meetings (100%). She is running regular biweekly informal Supervisory Board calls, has regular biweekly calls with the CEO, as well as interactions with other members of the Management Board on an as-needed basis. She is also meeting with members of the n-1 leadership level, in groups and individually. Annual comprehensive governance roadshows with investors have enriched the mutual exchange and feedback loops. In summary, she is available to meet with internal and external stakeholders and has plausibly demonstrated that this will also be the case in the future. Information on the professional affiliations of Supervisory Board members can be found on page 125.

A significant proportion of the Supervisory Board's work is conducted in committees. Pursuant to the German Stock Corporation Act and the recommendations of the German Corporate Governance Code, Evotec's Supervisory Board has established an Audit & Compliance Committee as well as a Remuneration and Nomination Committee and – newly established in 2022 – an ESG Committee from among its members.

Evotec's Audit & Compliance Committee, comprising three members, supports the Supervisory Board in independently monitoring the Company's financial reporting activities and in auditing reports. In particular, the Audit & Compliance Committee reviews the Company's accounting processes, the effectiveness of the internal control system and the audit of the financial statements. In addition, it discusses the quarterly and half-year reports with the Management Board as well as its risk management and IT security systems as well as the Company's compliance management systems. Within the scope of the audit of the financial statements commissioned by the Supervisory Board, the Audit & Compliance Committee also reviews possible transactions with related parties. Moreover, the Audit & Compliance Committee also discusses certain steps and procedures of the audit with the appointed auditing firm, including the auditors' independence, quality, the additional services rendered by the auditor, the issuing of the audit mandate to the auditing firm, the determination of auditing focal points, the fee agreement and compliance issues. The Audit & Compliance Committee exchanges information regularly with the auditor as part of the preparation and implementation of the audit without the Management Board.

The members of the Audit Committee possess the required skills and experience. As a Chief Financial Officer, the Audit Committee's Chairman Roland Sackers is not only independent, but also has the required specialist knowledge and experience in the application of accounting principles, internal control processes and audit, including sustainability reporting and its audit and assurance. Roland Sackers' expertise in the field of accounting includes special knowledge and experience in the application of accounting principles and internal control and risk management systems,

and his expertise in the field of auditing includes special knowledge and experience in the auditing of financial statements. In addition, as former member of the Management Board of Evotec, Dr Mario Polywka has expertise in the field of accounting, internal control and risk management systems. Following Dr Mario Polywka's assignment as interim CEO in January 2024, Camilla Macapili Languille has joined the Audit and Compliance Committee. As per her role in Mubadala Investment Company and her professional background, Camilla Macapili Languille has also expertise in the field of accounting, internal control and risk management systems. Neither the Chairman of the Supervisory Board nor a former member of the Management Board may become Chairman of the Audit and Compliance Committee. Evotec's Audit and Compliance Committee Charter can be found on the Company's website under *https://www.evotec.com/en/sustainability/governance*

The main duties and responsibilities of the Company's Remuneration and Nomination Committee are to prepare the appointment of Management Board members and to prepare recommendations concerning their remuneration system and Share Performance Plan. The Remuneration and Nomination Committee also prepares the succession planning for both Management Board and Supervisory Board. Final decisions are made by the full Supervisory Board. The Articles of the Remuneration and Nomination Committee can be viewed on the Company's website under the link *https://www.evotec.com/en/sustainability/governance*

Considering the increased importance of Environmental, Social and Governance (ESG) aspects in a corporate and global environment, Evotec's Supervisory Board has formed an ESG Committee in 2022. The ESG Committee consists of three members from the Supervisory Board and is supported by the Company's CEO, the Global Head of HR and the Head of Global Investor Relations & ESG. Together with the Management Board, the ESG Committee defines the priorities of Evotec with respect to environment, people and governance on a rolling basis, and is advising on and monitoring the implementation of such priorities. Evotec's ESG Committee Charter can be found on the Company's website under *https://www.evotec.com/en/sustainability/governance*

Each of the committees regularly report at the Supervisory Board meetings about recent meetings and discussions.

Members of all three committees are appointed in accordance with the Code. For detailed information about the composition of the Supervisory Board and its committees during fiscal year 2023, please find the table below:

	INITIALLY ELECTED TO THE COMPANY'S SUPERVISORY BOARD	AUDIT AND COMPLIANCE COMMITTEE	REMUNERATION AND NOMINATION COMMITTEE	ESG COMMITTEE
Prof. Dr Iris Löw-Friedrich (Chairperson)	2014		X (Chair)	
Roland Sackers (Vice Chairman)	2019	X (Chair)	X	
Camilla Macapili Languille	2022			X
Dr Mario Polywka	2019	X		
Dr Constanze Ulmer-Eilfort	2021	X		X (Chair)
Dr Elaine Sullivan	2015		X	X

In the course of 2023, the Supervisory Board held four formal meetings and six extraordinary meetings to discuss the operational and strategic developments of the Evotec Group. The Audit Committee convened separately for four meetings, the Remuneration and Nomination Committee convened for two meetings, and the ESG Committee convened for three meetings. The ordinary meetings of the full Supervisory Board, and its Committees were principally held in person. However, both ordinary and extraordinary meetings can also be held per videoconference in case of scheduling and/or travel problems. Regularly, the Supervisory Board met in closed session without the Management Board.

The individual participation of the Supervisory Board members in 2023 in meetings of the Supervisory Board of Evotec SE and its committees was as follows:

SUPERVISORY BOARD MEMBER	SB MEETING	ACC	REMCOM	ESG	TOTAL PRESENCE
Prof. Dr Iris Löw-Friedrich (Chairperson)	10/10	/	2/2	/	100%
Roland Sackers (Vice Chairman)	9/10	4/4	2/2	/	94%
Camilla Macapili Languille	9/10	/	/	3/3	92%
Dr Mario Polywka	10/10	4/4	/	/	100%
Dr Constanze Ulmer-Eilfort	10/10	3/4	/	3/3	94%
Dr Elaine Sullivan	9/10	/	1/2	3/3	87%

** Camilla Macapili Languille was elected in the ACC only in January 2024*

At each Supervisory Board meeting, the status of the Company's business, its scientific initiatives, its development partnerships, out-licensing activities and regular standard agenda items were discussed. The Supervisory Board is also regularly updated about Evotec's R&D portfolio, including in-depth discussions with the Chief Scientific Officer.

In particular, the Supervisory Board addressed the following specific subjects in detail during its meetings:

- In February 2023, the Supervisory Board discussed in an extraordinary call the potential Guidance for 2023 as well as potential M&A projects.
- In April 2023, the Supervisory Board was updated in two meetings on the cyber attack that happened on 6 April 2023 and the potential impact on the operational business. In the second meeting, the Management Board also updated the Supervisory Board on the revised timelines for Closing Financial Year 2022 and publication of Annual Report after the impact of the cyber attack.
- In May 2023, the Supervisory Board discussed and approved the 2022 annual financial statements and the guidance for the fiscal year 2023 in the presence of the auditors and approved the achievement of Corporate Objectives for 2022 and the bonus payments for the Management Board members for their performance in 2022. As part thereof the Remuneration Report for 2022 was prepared and approved by the Supervisory Board. The sustainability report for Evotec SE and the Group was also approved. The LTI grants to the Management Board members were approved in a circular resolution in February 2023.
- At the meeting in June 2022, the Supervisory Board focused on the upcoming Annual General Meeting, the operational business of the Company and on strategic development opportunities, including equity investments and academic BRIDGEs. The new Chief Financial Officer shared her first impressions since her start in April 2023 and her plans for the Finance organisation.
- In an extraordinary meeting in July 2023, the Supervisory Board discussed and approved the adjusted Guidance 2023 after final evaluation of the business impact of the cyber attack.
- At a so-called "Strategy Day" in August 2023, the Supervisory Board discussed together with the Management Board the approaches to define the Strategy 2030 in a full day workshop. The "Strategy Day" was followed by a "Science Day" with a deep immersion of the Supervisory Board into the key scientific platforms of the company.
- At its meeting in September 2023, the Supervisory Board discussed the operational business of the Company. It also followed up on the actions agreed on the Strategy Day. Furthermore, an engagement survey involving the whole company was discussed that was planned for Q4 2023. Finally, following the recommendation of the Remuneration and Nomination Committee a new Clawback Policy was approved in compliance with updated SEC regulations.
- In December 2023, the Supervisory Board discussed and approved the budget for the fiscal year 2024. The Supervisory Board further discussed Corporate Governance matters, including a revised competency profile and skills matrix as well as succession planning for the upcoming Supervisory Board elections at the AGM 2024. Governance and Compliance are regular topics of the Supervisory Board meeting and lead to the annual announcement of the Corporate Governance declaration in December. The Supervisory Board discussed the performance of the Company in 2023 and the objectives for 2024. It further continued the discussion on Strategy 2030 started in August 2023 and approved certain investments and divestments in the EVOequity portfolio.
- In another extraordinary Supervisory Board call in late December 2023, the Supervisory Board was updated on recently disclosed director's dealings and discussed potential consequences.

In all ordinary meetings the Supervisory Board Committees reported from their activities as a standing agenda item.

The Supervisory Board passed resolutions on all individual measures taken by the Management Board, which by law or the Statutes required the approval of the Supervisory Board.

The Management Board also provided continuous updates to the Supervisory Board through regular verbal and written reports that included in-depth analyses on the status of operations. The information provided included written monthly management reports with extensive coverage of the Company's financial figures for the previous month, accompanied by detailed comments and explanatory text. In addition, the Chairperson of the Supervisory Board and the Chief Executive Officer as well as other members of the Management and Supervisory Board monitored and discussed current topics such as strategy, planning, risk management and compliance management systems during numerous conference calls, held whenever appropriate.

Furthermore, in February 2023 the Supervisory Board Chair together with the Head of Global IR & ESG, the Global Head of HR and the Global Head of Legal & Compliance of the Company conducted a Governance Roadshow where several investors and proxy advisors were met in individual virtual meetings. In these meetings, the Chairperson provided a strategic outlook and an overview on topics relevant for the Supervisory Board and ESG related focus areas. In addition, the revised Management Board remuneration system was explained to collect the investors' and proxy advisors' feedback prior to seeking approval of the Company's remuneration report at the Annual General Meeting. The next Governance Roadshow was conducted in January and February 2024.

The Supervisory Board Chair is also outside such roadshows available to discuss Supervisory Board-related issues with investors.

The financial statements and the Management Report for Evotec SE for the fiscal year 2023 as well as the Consolidated Financial Statements together with the consolidated Management Report of the Evotec Group were audited by BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt. BDO is auditing Evotec since fiscal year 2021. The managing auditors of BDO for the Evotec Group are Silvia Sartori and Julia Wirth who have been newly appointed from fiscal year 2023 audit following Dr. Jens Freiberg. The auditors issued an unqualified audit opinion.

In preparation for the Supervisory Board meeting on 19 April 2024, the auditors presented the status of the 2023 audit, a summary of key audit findings and other relevant topics to the Audit

and Compliance Committee. The Audit and Compliance Committee used this information as guidance for its own evaluation of the statements and reports. The auditors participated in the meeting of the full Supervisory Board in April 2024 and presented a comprehensive report on the audit and their observations, including the Company's compliance and risk management system. The Supervisory Board examined both the financial statements and the Consolidated Financial Statements prepared by the Management Board based on its own judgment, taking into account the Audit Committee's input as well as information on key topics provided by the auditors. Following this, the Supervisory Board approved the financial statements of Evotec SE and the Consolidated Financial Statements for the year 2023. Evotec issued a separate Sustainability Report and a Declaration on Corporate Management in accordance with section 315b and section 315d in conjunction with sections 289b to 289f German Commercial Code (HGB) for fiscal year 2023. The Supervisory Board examined these reports on the basis of a preliminary review by the Audit Committee and has no objections to the reports.

The Supervisory Board regularly performs a self-evaluation of its efficiency and working mode. In 2022, the evaluation was for the first time facilitated by external advisors who collected detailed input by interviewing each Supervisory Board member, each Management Board member and some key stakeholders. The external advisors analysed the collected feedback and provided a summary to the Chairperson and the full Supervisory Board which was then discussed among the full Supervisory Board in a full day workshop facilitated by the external advisors. The results of the assessment confirmed a professional and constructive cooperation within the Supervisory Board and with the Management Board based on trust and openness. The composition and the structure of the Supervisory Board, including the committee structure and meeting organisation are confirmed and generally appropriate. Notwithstanding the foregoing, the Supervisory Board has developed and discussed throughout 2023 recommendations for improvement. Approved changes were implemented and the Supervisory Board evaluated in the December 2023 meeting its progress on the implementation of such improvements.

The Supervisory Board chair has pro-actively engaged with stakeholders throughout the year, including major institutional investors, to discuss the vote outcomes of the previous general meeting, ESG strategy, the implementation of the revised remuneration policy as well as the composition of the board. Feedback from these meetings was analysed and presented during Supervisory Board as well as relevant committee meetings to inform decision making.

The Supervisory Board was informed about one potential conflict of interest among one of its members in the course of 2023.

The year 2023 was a particularly difficult and demanding year with substantial headwinds for the Company first and foremost from the cyber attack suffered in April 2023 and the significant recovery efforts. These circumstances make the performance and resilience of the 5,000 people who are Evotec even more impressive. The Supervisory Board is deeply grateful to the Company's employees and to the Management Board for their strong commitment and dedication and for the excellent work done in the year under review: Thank you very much! We wish you continuous success in 2024 and the joy of further building a unique company.

Hamburg, 23 April 2024

The Supervisory Board
Prof. Dr Iris Löw-Friedrich

evotec

Group Management Report

'23

Combined Management Report

The combined management report relates to the Evotec Group (Group management report) as well as to Evotec SE. The reporting period covers the period from 1 January to 31 December 2023. The presentation of the business development, the position and the forecast of key performance indicators relate to the Evotec Group (the Group), unless otherwise stated. Information which solely relates to Evotec SE is disclosed as such.

The Evotec Group

GENERAL INFORMATION ON BUSINESS AND STRATEGY

– GROUP STRUCTURE –

Evotec SE, headquartered in Hamburg, is the parent company of the Evotec Group, which group structure reflects its strategic international positioning and activities. Evotec operates globally with 5,061 employees at 18 sites in six countries across Europe and the US. In Germany, we have operating sites in Hamburg (headquarters), Cologne, Göttingen, Halle (Westphalia) and Munich (Germany). The remaining sites are located in Lyon and Toulouse (France), Abingdon and Alderley Park (United Kingdom), Verona and Medolla (Italy), Orth an der Donau (Austria), as well as in Branford, Framingham, Princeton, Seattle, and Redmond, (US).

MAJOR OPERATING ENTITIES1)
as of 31 December 2023


EVOTEC SE, HAMBURG, GERMANY
Evotec (UK) Ltd. Abingdon, UK
Cyprotex Ltd. Manchester, UK
Evotec (US) Inc. Princeton, USA
Evotec (Hamburg) GmbH Hamburg, Germany
Evotec (München) GmbH Munich, Germany
Evotec DS Germany GmbH Halle, Germany
Evotec GT GmbH Orth (Donau), Austria
Evotec (France) SAS Toulouse, France
Evotec ID (Lyon) SAS Lyon, France
Aptuit Global LLC USA
Aptuit (Potters Bar) Limited Abingdon, UK
Evotec (UK) Limited Abingdon, UK
Evotec (Modena) Srl Medolla, Italy
Just-Evotec Biologics EU (SAS) Toulouse, France
Evotec Asia Pte. Ltd Singapore
Cyprotex Discovery Ltd. Manchester, UK
Cyprotex US, LCC Framingham, USA
Just-Evotec Biologics, Inc. Seattle, USA
Evotec International GmbH Hamburg, Germany
NephThera GmbH Hamburg, Germany
Aptuit (Verona) Srl Verona, Italy
Aptuit (Oxford) Ltd. Abingdon, UK

1) indirect and direct holdings

– BUSINESS OVERVIEW –

Evotec is a Research & Development ("R&D") company partnering with companies and mission driven organisations in the pharmaceutical and biotech industry with the aim to co-create pipelines and deliver high-value life science services and solutions. The Groups's mission is to discover and develop medicines that matter in efficient collaborations with its partners by focusing on data-driven disease understanding, precision medicine, and early disease relevance to increase probabilities of success.

To achieve this mission, Evotec focuses in particular on the following four main areas:

PanOmics-driven drug discovery for deep disease understanding and effective therapies
IPSC cell therapies based on induced-pluripotent stem cells
Just – Evotec Biologics: Artificial Intelligence ("AI") and continuous manufacturing for more cost-efficient access to antibodies
End-to-End Shared R&D: integrated discovery and development (business-to-business) platform for increased probabilities of success from the target to the patient


Sourcing novel ideas
Target ID/validation
Hit identification
Lead optimisation
Pre-clinical development
Clinical Phase I/II/III¹⁾
Approval¹⁾
Market¹⁾
PanOmics
PanOmics Data Generation
PanHunter Interactive Omics Analysis
E.MPD Translational Molecular Patient Database
E.iPSC Drug Discovery
E.SAFETY Tox and Safety Prediction
EVOgnostic
iPSC
iPSC-derived cell types
Array CGH, karyotyping, WGS
Single cell sequencing
3D expansion
Upscaling
Cell QC
GMP production
Just – Evotec Biologics
J.DISCOVERY Molecule discovery
J.MD Molecule design
JP3 Process & product design
J.POD Manufacturing design
End-to-End Shared R&D
Bio Reagents
In-vitro biology
Antibody discovery
Molecular Design & Chemistry
DMPK & ADME-Tox
In vivo pharmacology
Biomarker discovery
Integrated pre-clinical development
INDIGO
Clinical developmentsolution
Integrated CMC
Drug Product & commercial manufacture

¹⁾ *Sponsoring and execution of clinical trials as well as distribution & marketing is under the responsibility of partners, still sharing upside in case of success*

To this end, Evotec has developed a comprehensive range of fully integrated technology platforms, from target identification/validation to approval, as shown in the graphic above. The Group collaborates with its partners across all research phases from sourcing of novel drug starting points, through to development and manufacturing of drug product up to commercial quantities. With more than 5,000 employees, the Company leverages its technologies and platforms to not only provide services and solution, but also to co-create pipelines together with its partners. Evotec provides solutions to its partners, which it believes will fundamentally transform drug discovery by reducing costs and timelines and improving quality to increase overall probabilities of success in the clinic. In addition, the company aspires to make a visible contribution to improve chances for better access to medicines in many underserved areas such as still developing countries or in the field of rare diseases.

Evotec's drug discovery therapeutic areas of expertise and capabilities cover autoimmune diseases, cancer, CNS diseases, diabetes and its complications, fibrosis, immunology, infectious diseases, kidney diseases, liver diseases, pain and inflammation, rare diseases, respiratory diseases, tuberculosis and women's health.

Evotec's continuous manufacturing of biologics (Just Evotec Biologics) is located in the United States, in Redmond (WA). A second manufacturing plant is under construction at our site in Toulouse and scheduled for completion in Q2 of 2024 and expected to be fully operational in Q1 2025. In Europe, the Company has production capacity for active pharmaceutical ingredients ("API") at its sites in Abingdon (UK) and Verona (Italy) and Halle (Westphalia, Germany). The Group also has GMP production capacities ("Good Manufacturing Practice") for cell and gene therapies in Medolla, near Modena (Italy). Evotec is able to manufacture drug products across all relevant modalities (small molecules, biologics and cell and gene therapy) to support the clinical development of drug candidates and commercialisation of drugs for its partners on an industrial scale.

Our focus areas

PanOmics-driven drug discovery

Evotec's PanOmics platform generates genomics, transcriptomics, proteomics and metabolomics data on an industrial scale. This enables the Group to profile and select promising novel targets derived from comprehensive cell biological profiles from molecular patient databases – Evotec's Molecular Patient Databases (**"E.MPD"**).

Profiles derived from Evotec's PanOmics platform can be used to identify new targets - often for specific patient populations - as well as to patient specific markers that can lead to tailored, more precise medicines. The aim of improving our understanding of molecular biology, cell regulation and the pathogenesis of individual diseases has led to a shift in focus, away from a "one-drug-fits-all" approach to more precise approaches. It has become possible with the developments of new platforms, tools, and methods based on AI to better understand, interpret, and translate the vast amounts of information and data being generated. **PanHunter**, Evotec's integrated data analytics platform, is a key enabler for achieving this goal. It makes the Company's *-omics* data available in a user-friendly manner at enterprise level. Users can freely interact with and combine data in a modular, app-based system where results are available immediately and can be interpreted or used as input for subsequent steps. This rapid feedback is a crucial feature making PanHunter very user-friendly even for non-bioinformaticians.

Molecular patient databases
Re-defining health and disease via molecular disease profiles



Patient derived disease models & precision medicine approaches
Focus on **early** disease relevance



Patient stratification and biomarkers
Precision diagnostics and tracking of diseases



PanOmics *Data Generation*	▶ Genomics, transcriptomics, proteomics, metabolomics data at industrial scale ▶ Multiple patient-derived data bases, e.g. CKD database (>10,000 patients; >600 billion data points)
PanHunter *Interactive Omics Analysis*	▶ User friendly A.I./M.L. driven multi-omics analysis platform ▶ Exceeding industry standards in e.g. predicting drug safety (e.g.: liver injury **86%** vs. 70%)
E.iPSC *Drug Discovery*	▶ One of the largest and most sophisticated iPSC platforms for drug discovery and cell therapy in industry ▶ First iPSC-derived drug candidate in clinic, large pipeline evolving in drug discovery and cell therapy

iPSCs

Evotec's AI and precision medicine platforms are complemented by our induced pluripotent stem cell (**"iPSC"**) technology platform, which utilises patient-derived cell-based assays for disease modelling. iPSC cell assays are crucial to model diseases based on the use of human tissue and therefore represent an alternative to animal models for profiling drug candidates in the pre-clinical stage. The group has meanwhile more than 20 different cell models based on new cell types or co-cultures of more than one cell type in one model. The analysis of disease signatures and individual patient signatures improves patient stratification, driven by biomarker identification (**EVO***gnostic*) as well as human in vitro model based safety prediction (**E.SAFETY**).

Induced pluripotent stem cells are not only used to model diseases in culture. They are the basis for next generation allogeneic cell based regenerative medicine addressing several non-communicable diseases that represent a large burden for patients and healthcare systems world-wide. Evotec's iPSC platform focuses on developing off-the-shelf cell therapies with long-lasting efficacy, such as immune cells in oncology (e.g., NK, T cells and others), beta cells for diabetes, cardiomyocytes in heart repair, and retina cells in ophthalmology. Evotec's lead cell therapy candidate is a cell replacement therapy for type 1 diabetes that is currently in pre-clinical development.

	Field		Program/ Project	Disease area	Protocol	Pre-clinical research	Pre-clinical development	IND / Phase I
Partnered	Cancer Immunotherapy	*Pharma*	γδ iT	Oncology	*Undisclosed*			
	Metabolic disease	*Sernova*	EJBeta (Device)	Diabetes				
Partnering oppor-tunities	Cancer Immunotherapy		iNK	Oncology				
			iMAC	Oncology				
			αβ iT	Oncology				
	I&I[1]		iNK, αβ iT	Fibrosis, SLE[2]				
	Metabolic disease		EJBeta (Engineered)	Diabetes				
	Other		iCM	Heart failure				
			iRPE, iPR	Ophthalmology				
			–					

iPSC-derived cell types

iNK	Natural killer cells
iT	T cells
iMAC	Macrophages
iBeta	Pancreatic islets
iCM	Cardiomyocytes
iRPE	Retinal pigment epithelium cells
iPR	Photoreceptors

Unpartnered programs/ projects are open for new business opportunities

▶ Each cell type can deliver multiple differentiated products

1) Inflammation and Immunology disease area
2) Systemic Lupus Erythematosus

End-to-End Shared R&D
Evotec has built an end-to-end Shared R&D platform in drug discovery and development. Our network of partners and customers includes leading pharmaceutical companies, small and large biotechs, academic institutions, patient advocacy groups, venture firms ("VCs"), as well as foundations and other not-for-profit organizations.

Together with our partners, through a combination of leading technologies, expertise, knowledge and integrated scientific capabilities, we generate and progress assets through drug discovery and development pipelines across a broad range of diseases.

Evotec differentiates itself from its competitors by combining multimodal platforms, expertise and interdisciplinary integration over the entire added value of discovery and preclinical research and also the production of active substances for clinical development. The portfolio of platforms includes inter alia target validation, molecular design, chemistry, biology, pharmacology, absorption, distribution, metabolism, excretion ("ADME"), toxicology, formulation development, and active pharmaceutical ingredient ("API") manufacturing, across the various stages of research and development. Evotec's qualified and experienced scientists make a significant contribution in the technical coordination of these processes. In addition, the application of AI and modelling capabilities in predictive science aim to improve the probability of success of research projects and enhance performance in terms of speed, cost and quality.

Target ID/Validation	Hit identification	Lead optimisation	Pre-clinical/ IND[1]	Phases I/II/III	Approval	Market
▶ Disease area expertise ▶ Exploratory biology ▶ Target validation ▶ Assay Development	▶ Structural biology ▶ Screening, virtual screening ▶ Molecular design, chemistry ▶ Biotherapeutic discovery	▶ Molecular optimization ▶ PK/PD, ADME, PK ▶ Safety, biomarkers ▶ Development readiness	▶ Regulatory Toxicology ▶ Formulation science ▶ Process development and manufacture	▶ Translational biology, biomarkers ▶ Clinical development support ▶ API manufacturing, product for clinical testing ▶ Drug Product	▶ Commercial API and drug product manufacturing	

▶ **Comprehensive "under ONE roof" integration of technologies, experience and expertise**
▶ **Operational excellence and A.I./M.L.-driven predictive science**

[1] Investigational New Drug Application

Just – Evotec Biologics
In the field of biologics discovery, development and manufacturing, Evotec applies its machine learning and integrated technology platform J.DESIGN to bring further value to its partnerships by designing, developing, and manufacturing biologics in a cost-effective and efficient manner. Because Evotec utilises J.DESIGN early in the drug discovery stage, by the time it reaches the manufacturing stage of any given program, Evotec has already predicted and reduced the risk of most scaling problems that may occur. As a result, Evotec can offer flexible, on-demand production compared to traditional large single batch-based processes, so-called fed-batch processes, without any loss of product quality. Due to significantly higher yields resulting from continuous harvesting of biologics over several weeks, and thus lower average unit costs, the new paradigm expands the indication areas for biologic drug candidates to include diseases with small case numbers for which a conventional process has proven uneconomical in the past.


J.DISCOVERY
MOLECULE DISCOVERY
Discover mAbs biased for manufacturability
J.MD
MOLECULE DESIGN
Design and down-select highly manufacturable mAbs
J.DESIGN
JP3
PROCESS & PRODUCT DESIGN
Design processes for highest productivity and quality
J.POD
MANUFACTURING DESIGN
Continuous manufacturing for highest massand lower COGs

Evotec operates a manufacturing site in Redmond (WA), USA, called J.POD, a late-stage clinical and commercial manufacturing facility that can manufacture larger quantities of products for late-stage clinical development and commercialisation. As there are no process differences in the production facility between clinical and commercial quantities, the facility can be operated at the same scale for both requirements, ensuring a seamless transfer from small to large quantities and reducing scale-up risk. The facility is approximately 12,000 square metres in size and houses more than 200 employees at full capacity. The site, which will be able to produce on a large enough scale to meet most of Evotec's current commercial needs in a single facility, will mainly supply markets in North America.

As global demand for more affordable access to medicines and flexible manufacturing capacity of biologics increases, Evotec has started construction of a second J.POD facility in Toulouse, France in September 2022. Europe is the second largest biologics market. Nevertheless, one of the lessons of the COVID 19 pandemic was that there were bottlenecks and national preferences in supply. This has increased the need for local capacity and the need for security of supply in all regions, including Europe, to improve pandemic preparedness in case needed. The decision to set up this infrastructure at the Company's own site in Toulouse, France was a strategic one, as the Toulouse footprint creates operational efficiency and co-location with oncology and immunology expertise, adding further synergy with Evotec's strategic needs. The second J.POD is expected to be completed in Q2 2024 and fully operational in Q1 2025.

Generation of revenues
Evotec's revenue mix varies by type of contract with its partners, often determined by the ownership or origination of intellectual property ("IP"):

In collaborations where ownership of IP is with the partner, Evotec provides stand-alone or fully integrated drug discovery and development services and solutions to its partners. Well-defined work packages are typically provided and compensated on a "fee-for-service"basis and they are distinct in scope and nature. Typical examples of such services include, among others, high-throughput screening, ADME-tox tests and API manufacturing. In addition, fully integrated drug discovery projects, in which partners work with Evotec to conduct interdisciplinary research in pursuit of novel therapeutics, usually under multi-year contracts, are typically compensated on an Full Time Equivalent ("FTE")-basis.

Evotec leverages its proprietary technology platforms and related IP to enable co-creation of pipelines with its partners. We partner with pharmaceutical and biotechnology companies, as well as academic institutions to develop new drug discovery projects and assets. Collaborations with partners are typically based on agreements, involving a combination of upfront payments, ongoing research payments, and financial upside via milestones and royalties.

By providing access to Evotec's industrialised and integrated technology platforms and expertise, Evotec facilitates acceleration of early-stage

scientific projects and supports product development up to IND-readiness and beyond. Based on the commitment to stay as a true long-term partner to start-ups, Evotec also provides access to capital in selected cases, augmented by informed decisions based on the data that is generated on Evotec's platform.

Evotec has a strong interest in patient-data-based discovery projects. This provides a significant potential for value creation from new partnerships, future clinical successes, and positive commercial developments of portfolio companies. Realisation of returns on investments is based on both successful exits from our portfolio companies (e.g., trade sales, mergers and acquisitions or Initial Public Offerings) and on obtaining access to unique IP via our portfolio companies. As of 31 December 2023, Evotec holds 31 equity investments.

VALUE CREATION PILLARS OF BUSINESS-TO-BUSINESS MODEL IN BIOTECH

	IP partnering[1]/ Pipeline of co-owned assets		Partner owns IP
Value Creation Model	▶ Fee-for-Service/FTE-rates ▶ Upfront payments, milestones, licenses, royalties ▶ Equity investments		▶ Fee-for-Service/FTE-rates ▶ Success payments ▶ Price per amount manufactured
Focus areas	*PanOmics*	*iPSC*	*End-to-End Shared R&D*
	Just – Evotec Biologics		

[1] Ranging from outlicensing of own IP to joint creation of IP

Reporting segments

Evotec reports the results of its work and collaboration with third parties through two operating segments:

EVT Execute

EVT Execute is the segment in which revenues are recognised from partners owning the IP. It primarily includes fee-for-service and FTE-rate based arrangements. In 2023 EVT Execute accounted for 66% of the group's revenues a (2022: 73%).

EVT Innovate

EVT Innovate includes Evotec's internal R&D activities as well as services and partnerships that originate from these R&D activities. In addition to FTE-based revenues, Evotec generates revenues from milestones and royalties on its pipeline assets. In 2023 EVT Innovate accounted for 34% of the groups's revenues (2022: 27%).

Revenue generated through each of Evotec's collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with Evotec's customer, the ownership of the intellectual property and the stage of the project. Evotec believes its partnership model is unique and allows to balance and diversify the risks associated with drug discovery.

Broad pipeline of development

Evotec's pre-clinical pipeline includes candidates that are wholly owned and those for which Evotec has the right to receive royalty or milestone payments. Since 2015, the number of Evotec's pipeline assets has more than doubled from 49 to over 140 of which 18 assets are in clinical development as of 31 December 2023. Of the pipeline assets, one obtained approval in South Korea in 2022, one obtained market approval in China in 2023, six are in Phase II and ten are in Phase I.

The partnered pipeline consists of projects, either derived from proprietary target identification or shared discovery & development activities. Involvement of Evotec's intellectual property is the basis for sharing returns in case of scientific and commercial success by means of milestone payments or royalties. For the sake of transparency, Evotec also discloses candidates that are being developed by partners in whom Evotec has an equity stake.

Beyond therapeutic areas, Evotec has also successfully expanded its pipeline across multiple modalities. In 2015, the group's therapeutic assets were exclusively small molecules. In contrast, in 2023, more than 10 assets were derived from cell and gene therapy, more than 20 from biologics, more than 90 from small molecules and more than 10 early-stage projects where several modalities are being investigated. Evotec expects the relative share of pipeline-related revenues as a percentage of total revenue to increase as the group's amount of projects increase, the pipeline matures and as the revenue mix within all focus areas increasingly includes also success-based components, such as milestone payments or, after approval, royalties.

— EVOTEC'S GROWTH STRATEGY —

Evotec's growth strategy aims to cover the entirety of the early R&D value chain by addressing a broad range of disease areas utilising a modality-agnostic approach. In addition, by leveraging the value of its platforms and sharing intellectual property, Evotec seeks to de-risk its portfolio through the breadth and diversity of pipeline assets. Evotec aims to have over 170 pipeline assets by the end of 2025.

Evotec believes the existing capital inefficient R&D model, with its fully integrated, pharma-like value chains, is no longer sustainable and, most importantly, in many aspects no longer competitive especially when it comes to the development of precision medicines. Evotec delivers solutions which allow for enhanced speed to the clinic, better prediction of clinical efficacy and reduced manufacturing costs. Evotec is able to deliver these critical solutions through a combination of:

- Biology-driven, patient-specific disease insights
- Steadily expanded capacities in the areas of data generation, data analytics and AI-supported efficacy and safety prediction, converging with scientific expertise
- Modality-agnostic expertise (small molecule, biologics, cell therapy among others) which can help to make the drugs of Evotec's partners precise, affordable and more accessible

Evotec is convinced that the future of drug discovery and development requires the integration of different disciplines and approaches to generate treatments that are patient-relevant, disease modifying and have curative potential. Evotec's proprietary discovery and development platforms leverage data, operational efficiencies and technological capabilities with the goal of driving rapid progress and successful outcomes in the early stages of the R&D process.

Evotec's strategic goals include:

- Establishing Evotec's offer as a competitive, integrated disease understanding and precision medicine platform
- Strengthening Evotec's position as a premier partner to the life sciences sector
- Building a high-value portfolio of co-owned assets
- Driving access to high-value and affordable biotherapeutics with Just - Evotec Biologics
- Identifying risk-balanced, high-reward opportunities through equity investments

— FINANCIAL PERFORMANCE INDICATORS —

The Management Board has committed to the following financial objectives: continued revenue growth, progressing R&D innovation, and increasing profitability. The Group's long-term key financial performance indicators are defined to support these goals.

The Group's performance is measured against budgeted financial targets and the prior-year's performance.

In addition, management thoroughly analyses all costs (with a focus on cost of sales, research and development expenses and selling and administrative expenses). Liquidity levels are monitored in comparison to forecasts and against defined minimum cash levels. Operating cash flows are reviewed on a regular basis with an emphasis on the receipt of contract research revenues and milestone payments as well as working capital management. Investing activities like capital expenditure in maintenance and expansion and funding of Evotec's equity portfolio are compared against budget every month. Balance sheet structure, equity ratio and net debt leverage are monitored to manage a balanced equilibrium of financing tools. Treasury management is undertaken on an ongoing basis with a focus on cash management, foreign exchange rate and interest risks, as well as funding and investment opportunities. Value analyses based on discounted cash flow and net present value models are the most important financial metrics for Evotec's investment decisions regarding M&A projects, equity investments and licensing opportunities.

Evotec reviews a number of key performance metrics and non-IFRS measures to assess the progress of its business, make decisions about where to allocate time and investments and assess the near-term and longer-term performance of its business. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, Evotec's financial results prepared in accordance with IFRS. The following table sets forth these metrics as of and for the period 2019–2023.

KEY FINANCIAL PERFORMANCE INDICATORS

in k€

	2019[1]	2020[1]	2021	2022	2023
Revenues	446,437	500,924	618,034	751,448	781,426
Unpartnered R&D expenses[2]	(37,477)	(46,441)	(58,117)	(70,204)	(64,818)
Adjusted Group EBITDA[3]	123,256	106,654	107,270	101,654	66,352

1) 2019 and 2020 restated for IAS 19.

2) R&D expenses funded by Evotec.

3) Adjusted for changes in contingent considerations and external expenses related to the cyber-attack

Revenues

Please refer to the 'Generation of revenues' section above.

Unpartnered R&D Expenses

Evotec's unpartnered R&D expenses comprise expenses incurred in connection with its in-house discovery platforms and developing new unpartnered pipeline assets as well as overhead expenses.

Adjusted Group EBITDA

Adjusted Group EBITDA is defined as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

Adjusted Group EBITDA is reported as an additional performance indicator and does not correspond to the EBITDA resulting from IFRS. Adjusted Group EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted Group EBITDA is presented because it is a key metric used by the Evotec Management Board to assess the Group's financial performance. Management believes adjusted Group EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the operational performance of the underlying business.

A reconciliation of adjusted Group EBITDA with the operating result can be found in the "Results of operations" chapter of this combined Management Report. The Company's 2023 performance compared to planned figures can be found in the "Comparison of 2023 financial results with forecast" chapter.

— NON-FINANCIAL PERFORMANCE INDICATORS —

Biotechnology is a research-driven and employee-based industry. Consequently, financial information alone does not provide a comprehensive picture of the Group's potential for value creation. Evotec's management therefore also uses non-financial performance indicators to manage the Group, e.g. total number of customers, number of customers who contributed more than € 1m to revenues, the repeat business, as well as pipeline progress.

Number of customers

The number of customer alliances has exceeded 800 in the past three years, confirming the range of offered services. Management intended for an increase in the total number of customers in 2023, however, during 2023, 298 new customers were added compared to 325 in 2022 and 337 in 2021, a decrease of (8)% versus 2022 and (12)% versus 2021, nevertheless highlighting the successful closing or larger collaborations with key partners. The decrease in 2023 was a direct result of the downturn in business in Q2 caused by the cyber-attack. An entity with multiple subsidiaries, segments, or divisions is defined and counted as one single customer, even if Evotec has separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of customers who contributed more than € 1 m to revenue

The number of customer alliances that generate revenues of more than € 1.0 m per year has decreased to 102 in 2023 (2022: 118), or 12% and 14% of total customers in the last two years, in part caused by the interruption of the business in the second quarter.

Evotec's largest three customers by revenue collectively accounted for 35% of the Group´s revenues in 2023. In 2022, Evotec's three largest customers by revenue contributed 25% to revenues. As in the previous year, other than Bristol Meyers Squibb, no single customer contributed more than 10% of group revenues.

CUSTOMER EVOLUTION AND CONTRIBUTION


1,000
750
500
250
0
30%
20%
10%
0%
842
12 %
819
14 %
838
12 %
2021
2022
2023
Number of customers
% of customers > € 1 m Revenues

Despite the slight decrease of Evotec's customers over the last three years, revenues have grown significantly. The top 10 customers' contribution to total revenues has increased from 39% in 2022 to 47% in 2023.

EVOLUTION OF CUSTOMER CONCENTRATION


1,000
750
500
250
0
100%
75%
50%
25%
0%
618
42 %
751
39 %
781
47 %
2021
2022
2023
Number of customers
Top 10 customers as % of Revenues

Repeat Business

Evotec has demonstrated solid customer retention rates, as defined by the percentage of revenues from customers that Evotec had a relationship within the prior year, with 90% or above in each of the last three years. Evotec reviews its repeat business on a yearly basis, and aims to maintain current retention rates. Repeat business was retained at 93% in 2023 and 92% in 2022, respectively. Evotec believes that its significant amount of repeat business is primarily due to the ability to achieve success and high satisfaction of its partners and customers. The extent to which Evotec generates repeat business from its customers will be an important factor in the Group's continued revenue growth.

SHARE OF ANNUAL REPEAT BUSINESS


91%
92%
93%
Share of Repeat business
2021
2022
2023

Pipeline development: Progression of drug programs and drug candidates in development partnerships – EVT 8683: iPSC-derived disease model with positive phase I data in neurodegeneration

Progress in the co-creation of pipelines together with our partners, based on drug discovery and development partnerships is another highly relevant performance indicator. The success of partnered ("co-owned") research, pre-clinical and clinical programs represents additional value creation potential for Evotec. The Group participates in the progress and success of those programmes through potential milestone and royalty payments, without own investments or expenditures after handover to the partner. In case of failure, Evotec may lose an option to benefit from future milestone payments or royalties linked to the respective product. However, such an event does not affect the overall set-up of Evotec.

Compared to 2022, one asset progressed from Phase III to market approval, one asset progressed from Phase I to Phase II and four assets progressed from the pre-clinical phase to Phase I. Overall, Evotec's work has resulted in 18 disclosed co-owned pipeline assets as of 31 December 2023, compared to a total number of 17 disclosed co-owned pipeline assets as of 31 December 2022.

PIPELINE OF DRUG CANDIDATES IN ADVANCED STAGES OF DEVELOPMENT

as of 31 December 2023

Molecule	Treatment area/indication	Partner	End of December 2022	End of December 2023
SKY Covione	COVID-19	SK bioscience	Market approval	Market approval
EVT201	Insomnia (GABA-A)	JingXin	Phase III	Market approval
CT7001 + fulvestrant	Oncology (CDK7)	Carrick Therapeutics	Phase II	Phase II
CT7001 + elacestrant	Oncology (CDK7)	Carrick Therapeutics	Phase II	Phase II
CT7001 + vepdegestrant	Oncology (CDK7)	Carrick Therapeutics	Phase II	Phase II
CT7001 + giredestrant	Oncology (CDK7)	Carrick Therapeutics	Phase II	Phase II
Cell Pouch	Metabolic - Diabetes	Sernova	Phase I	Phase II
TPM502	Celiac Disease	Topas Therapeutics	Phase II	Phase II
GTAEXS617	Oncology (CDK7)	Exscientia	pre-clinic	Phase I
EVT401	Immunology & Inflammation (P2X7)	CONBA Group	Phase I	Phase I
CNTX-6016	Pain (CB2)	Centrexion	Phase I	Phase I
EVT894	Chikungunya (Antibody)	Sanofi/NIH	Phase I	Phase I
EVT801	Oncology (VEGFR3)	Kazia Therapeutics	Phase I	Phase I
EVT8683	Neurodegeneration (elF2b activator)	Bristol Myers Squibb	Phase I	Phase I
TPM203	Pemphigus Vulgaris (not disclosed)	Topas Therapeutics	Phase I	Phase I
IMT-009	Oncology (CD161)	Immunitas	pre-clinic	Phase I
BMS-986447	Immunology & Inflammation	Exscientia	pre-clinic	Phase I
BAY3401016	Alport Syndrome (Sema3A)	Bayer	pre-clinic	Phase I

— RESEARCH AND DEVELOPMENT —

All of Evotec's activities are related to R&D. Evotec's Innovate business segment distinguishes between partnered and unpartnered R&D: Partnered R&D is where Evotec bears the expenses and is reimbursed by its partners. Unpartnered R&D is conducted at Evotec's own expense and risk, and if successful, Evotec collaborates or licenses out such projects directly. Unpartnered R&D projects represent the starting points for future revenue and upside bearing strategic partnerships as well as spin-outs in which Evotec holds significant equity stakes, generating value generation and revenue potential.

Unpartnered R&D

By investing into the discovery and development of proprietary assets and platforms, Evotec builds a long-term pipeline of first-in-class and/or best-in-class assets or unique proprietary platforms. Unpartnered R&D projects are carefully selected to either deliver high potential, first-in-class drug candidates in indications of high-unmet medical need or highly differentiated platforms that enable upside-bearing strategic deals. The goal is to use these assets and platforms to build strategic partnerships with Pharma, Biotech or Spin-out companies that deliver significant financial upside.

The Company's proprietary pre-clinical and clinical co-owned pipeline has thereby more than doubled from 49 projects in various stages in 2015 to more than 140 in 2023. Evotec continuously develops new technologies, platforms and projects, such as PanOmics, its industrial-scale iPSC technology, its enterprise-level data analysis platform PanHunter as well as its machine-learning humanoid antibody library (J.HAL) platform. Thanks to these developments, Evotec continues to set up valuable partnerships, which offer significant financial value creation potential, participating in both the product development and subsequent commercial success of product candidates.
Evotec currently pursues unpartnered projects, e.g., in central nervous system disorders, diabetes, immunological diseases, infectious diseases, inflammation, kidney diseases, metabolic diseases, oncological diseases, rare diseases and women's health.

Partnered R&D

Partnered ("co-owned") R&D projects or R&D programmes are defined as proprietary Evotec projects funded by a partner. Evotec is investing among others in its infectious disease activities, which were acquired in 2018 as part of the acquisition of Sanofi's anti-infective unit in Lyon, the costs of which will be assumed by Sanofi up to a certain amount. After an extension of five months due to the cyber-attack, the contract ended November 2023 after over five years. Subsequent to the contract end, all capacities of the relevant units have been switched to the fee-for-service business available for Evotec's partners.

MAIN INDICATION AREAS PARTNERED AND UNPARTNERED R&D


Womens' Health
Lung & Multiple cancers
Kidney diseases
CNS
Multiple rare diseases
Tuberculosis
Liver diseases
Infectious diseases
Autoimmune diseases
Fibrosis
Inflammation
...

— INTELLECTUAL PROPERTY —

Evotec seeks to protect and enhance the value of its proprietary drug discovery programs as well as technology platforms, including proprietary processes, technologies, inventions, and methods, and their application to the research and development of treatments for serious diseases and methods of manufacture through the filing of intellectual property. Evotec pursues a multi-layered intellectual property strategy to protect its technology platforms and their application to the research and development of treatments for serious diseases. One focus of Evotec's intellectual property strategy is to provide protection for the Company's platforms and pipeline assets currently in development. Evotec also pursues intellectual property protection for assets that may be used in future development programs and/or that may be of interest to its partners, or otherwise may prove valuable in the field.

Various aspects of Evotec's technology platforms and pipeline assets are protected by patent filings, while other aspects remain trade secrets. Evotec also pursues other methods of protection, including seeking trademark registrations, as appropriate. Many of the Company's intellectual property assets were developed and some have been acquired and are solely owned by Evotec, some have been developed via collaboration and are jointly owned, and some have been licensed from third parties. Evotec will continue to make additional patent application filings and pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms or pipeline assets, as developments arise or are identified.

As of 31 December 2023, Evotec's owned patent portfolio included more than 50 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Report on economic position

2023 FINANCIAL RESULTS COMPARED WITH FORECAST

PERFORMANCE AGAINST FORECASTS
in € m

in € m	*Forecast in Annual Report 2022*	*Forecast July 2023*	*Result 2023*	*Result 2022*
Group revenues	820 - 840	750 - 790	781.4 (+4%)	751.4
(at constant exchange rates)1)	835 - 855	765 - 805	795.2 (+6%)	-
Unpartnered R&D expenses	70 - 80	60 - 70	64.8 (-8%)	70.2
(at constant exchange rates)1)	70	-	64.9 (-8%)	-
Group EBITDA	115 - 130	60 - 80	66.4 (-35%)	101.7
(at constant exchange rates)1)	125 - 140	70 - 90	73.6 (-28%)	-

1) At constant exchange rates from Actual 2022 (EUR/USD 1.05; GBP/EUR 1.17)

— CYBER-ATTACK —

On 7 April, 2023 we announced an ad hoc release, that on 6 April, 2023 a cyber-attack occurred on our IT systems. As a result, the systems were shut down proactively and disconnected from the Internet to secure from data corruption.

As of the date of this annual report, the cyber-attack has had a significant adverse impact on our financial results. Overall, in 2023, we again exceeded previous year revenue, however productivity was affected throughout the entire second quarter 2023, which led to a revision of the guidance. We took immediate action to contain and remediate the attack by taking our external-facing systems offline. This was deemed necessary to protect all the Company's partners and stakeholders and allowed us to ensure that the integrity of our scientific data remained unaffected. The Company re-started operations at the end of April with productivity reaching more than 50% in May and more than 80% in June as our systems were brought back on-line.

MANAGEMENT BOARD'S GENERAL ASSESSMENT OF EVOTEC'S ECONOMIC SITUATION

Against the backdrop of the cyber-attack, Evotec successfully completed the financial year 2023 despite a challenging macro-economic environment and a competitive market. The revenue development evidenced the Company's strategy to extend and expand existing collaborations as well as to expand its network of alliances.

The start to the year was very dynamic with a year-over-year revenue growth of 30% in the first quarter. Measured by revenues per quarter Q1 2023 represented the strongest quarter in Evotec's history . Main drivers were extension and expansion of two contracts with BMS, as well a new contract with Janssen in the field of cell therapy.

While Q2 in particular was influenced by the cyber attack, it saw the signing of a technology partnership with Sandoz on 9 May.

The third quarter saw a recovery of the business and the majority of Evotec operations were back in business, resulting in a 13% revenues

growth versus Q3 2022. However, the cyber incident and necessary measures to mitigate related effects made it necessary to adjust guidance in July. The new guidance also reflected changing market dynamics, showing signs of a "buyers' market in some areas of our business, resulting in higher price sensitivity and a more competitive market environment.

Evotec delivered on the revised guidance by year-end. Revenue still grew by 4% (fx-adjusted +6%), despite a significant loss in business in Q2. Non-recoverable business and a temporary low utilisation of capacities resulted in a more pronounced - though anticipated - effect on EBITDA of -34%. In a particularly challenging year, the customer retention rate of 93% again exceeded our target of 90%, which we consider an excellent achievement and a strong basis for good start to 2024.

MACROECONOMIC CONDITIONS AND BUSINESS ENVIRONMENT

The biopharmaceutical industry was also affected by a number of negative market developments and indicators in 2023, especially in the second half of the year. Over 180 companies, encompassing both established pharmaceutical and emerging biotechnology firms, have implemented workforce reductions impacting thousands of employees. Additionally, a number of companies have ceased operations entirely. Private financing has also contracted substantially. While a limited number of companies ventured into the public markets through initial public offerings, the vast majority have adopted a wait-and-see approach, anticipating more favourable market conditions. Furthermore, the federal government has intensified its efforts to control drug pricing and has implemented heightened scrutiny of biopharmaceutical business transactions.

An analysis from Leerink through Q3 2023 revealed that the stocks of 154 biotechnology and pharmaceutical companies, with market capitalizations ranging from $200 mi to $10 billion, had depreciated by at least 20% in value. Notably, nearly 70% of these companies were biotech firms with market capitalizations between $ 200 m and $ 1 bn. Furthermore, the number of biotech companies in this size range experiencing a decline of at least 20% in stock value was three times greater than the number experiencing a gain of 20%. Additionally, the backlog of companies seeking IPOs has continued to grow in 2023, with 129 biotech firms having completed a crossover financing round but remaining private as of the third quarter's end.

Biopharmaceutical companies secured approximately $ 22.9 bn in venture capital financing in 2023, reflecting a 23% decrease compared to 2022. Early-stage and first-time venture capital financings experienced a more pronounced decline relative to later-stage financings. PitchBook reports that despite the substantial decrease in venture capital availability, deal activity persists, albeit with a shift in investment strategy. This shift is characterized by a decrease in the total number of deals in favour of larger transactions, indicative of a more discerning approach that prioritizes investments in established or potentially more stable entities. Additionally, investors have implemented more rigorous standards for clinical data evaluations, a development that has revitalized fundraising efforts for early-stage ventures.

RESULTS OF OPERATIONS

BRIDGE OF NET RESULT 2022-2023

In €m


(175.7)
1.1
8.1
(13.4)
(5.0)
(59.0)
165.3
(12.8)
2.3
(13.1)
18.4
(83.9)
Net result 2022
Gross profit
R&D expenses
SG&A expenses
Impairments
Other operating result
Other inc. (Exp.) from financial assets
Share of profit of associates
Intersest Inc. (Exp.)
Other non-operating result
Taxes
Net result 2023

CONDENSED INCOME STATEMENT

in €k

		2022	2023	Variance
Revenues		751,448	781,426	29,978
Cost of revenue		(577,383)	(606,375)	(28,991)
Gross profit		174,065	175,051	986
Gross margin	%	23.2%	22.4%	(0.8)%
–R&D expenses		(76,642)	(68,529)	8,113
–SG&A expenses		(156,190)	(169,610)	(13,420)
–Impairment result (net)		0	(5,011)	(5,011)
–Other operating income (expenses), net		79,617	20,591	(59,026)
Operating income (loss)		20,850	(47,507)	(68,357)
Net income		**(175,655)**	**(83,913)**	**91,742**
Adjusted Group EBITDA		***101,654***	***66,352***	***(35,302)***

— REVENUES —

Another year of top line growth

In the financial year 2023, Evotec increased its consolidated revenues by 5%. During the twelve months ended 31 December 2023 Group revenues increased by € 30.0 m to € 781.4 m compared with the same period of the previous year (2022: € 751.4 m). The rise against the prior-year period was mainly driven by new collaborations (please see chapter "Business overview" in this combined Management Report). At constant FX rates, Group revenues grew by 5.8% to € 795.2 m. The base business increased by 7.0% from € 724.9 m in 2022 to € 776.0 m in 2023 despite operational disruption in Q2 and part of Q3 caused by the cyber-attack.

Milestones significantly decreased in 2023 to € 4.8 m (2022: € 18.1 m). In general, milestone revenue differs at the various development stages, which may not be within the Group's control. It also is determined by the entire set of terms of the respective contract.

REVENUES


751.4
781.4
Revenues from Milestones and Licences
26.5
5.5
Base revenues
724.9
776.0
Total revenues Δ € 30.0 (4%)
2022
2023

Evotec's revenues in 2023 were generated primarily with US (60%) and European customers (36%), and only to a very small extent in the rest of the world (predominantly Japan). The shift towards the US was mainly triggered by the latest expansion in BMS partnerships.

REVENUES BY REGION

2022


Rest of the world
7%
Europe
37%
USA
56%

*2023 Different methodology for the breakdown of countries in Europe and the rest of the world. Previous year figures have been adjusted accordingly.

2023


Rest of the world
4%
Europe
36%
USA
60%

COSTS OF REVENUE/GROSS MARGIN

The Costs of revenue within 2023 amounted to € (606.4[1])m (2022: € (577.4) m yielding a gross margin of 22.4% (2022: 23.2%).The increase in cost of revenues was mainly attributable to the accelerated expenses for Biologics, which increased by € 19.1 m year over year primarily driven by an increase in headcount to fulfil the increased sales demand and continue building up the J.Pod facility in the US. In the other business areas, we faced an increase of € 8.6 m year over year. This was driven by higher labour costs due to the yearly merit increase and higher costs for facilities and depreciation due to continued expansion of our footprint. Across all business areas, idle time of our operations group caused by the cyber-attack further increased cost of revenue. The internal time of our people in the operations functions focused on business recovery in the wake of the cyber-attack were included in Other Operating Expenses.

RESEARCH AND DEVELOPMENT EXPENSES

In 2023, Evotec has continued to progress its projects e.g., in central nervous system disorders, diabetes, immunological diseases, infectious diseases, inflammation, kidney diseases, metabolic diseases, oncological diseases, rare diseases and women's health (please see chapter "Partnered R&D" in this combined Management Report) the Company is working on. Thus, Evotec builds a long-term pipeline of assets and/or unique proprietary platforms; the ultimate goal of the EVT Innovate segment is to build proprietary platforms and early-stage assets to enable upside-bearing strategic deals.

R&D expenses were at € 68.5 m in 2023, compared to € 76.6 m in the twelve months ended 31 December 2022 ((11)%). The decrease in unpartnered R&D expenses by (7.7)% (€ 64.8 m vs. 2022: € 70.2 m) represents a balance between strong investments in Evotec's capabilities to improve efficiency and precision medicine platforms, and financial stewardship in the year impacted by the cyber-attack. Partnered R&D expenses decreased at a scheduled rate to € 3.7 m (2022: € 6.4 m). "Partnered" R&D projects are funded by our partners; for 2022 and 2023, this mainly concerned the ID Lyon site, which was acquired by Sanofi in 2018 and has been funded by Sanofi until the end of November 2023. Indirect expenses represented 15.6% (2022: 15.9%) of the total.

R&D EXPENSES BY CATEGORIES

in €k

	2022	*2023*	*Variance*
Neuroscience & Pain	(10,009)	(6,400)	3,609
Oncology	(10,242)	(11,701)	(1,459)
Metabolic Diseases	(9,341)	(10,966)	(1,625)
Innovate Platform R&D	(26,065)	(24,285)	1,780
Communicable Diseases	(6,442)	(3,159)	3,283
Total Innovate excl. Indirect Costs	**(62,100)**	**(56,511)**	**5,588**
Other	(2,345)	(1,319)	1,025
Total Execute excl. Indirect Costs	**(2,345)**	**(1,319)**	**1,025**
Total Indirect Costs	(12,198)	(10,698)	1,500
Total R&D	**(76,642)**	**(68,529)**	**8,113**
thereof:			
Partnered (funded) R&D	*(6,438)*	*(3,711)*	*2,728*
Unpartnered R&D	*(70,204)*	*(64,818)*	*5,386*

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Group's selling, general and administrative expenses (SG&A) increased by € 13.4 m or 9% from € 156.2 m in 2022 to € 169.6 m end of 31 December 2023, mainly due to higher personnel-related expenses and headcount growth.

Personnel-related expenses increased by €13.3 m, from € 84.1 m in 2022 to € 97.4 m in 2023, mainly driven by growth in employee headcount in most areas of the enabling functions. Consultancy costs decreased by € 6.7 m, from € 28.6 m in 2022 to € 21.9m in 2023, partially compensating an increase in headcount growth and partly driven by delayed commencement of internal projects due to cyber-attack. Insurance costs decreased by € 2.6 m from € 10.3m to € 7.7 m driven by lower D&O insurance expenses. Audit and Tax Fee expenses increased by € 3.0 m from € 6.1 m in 2022 to € 9.1 m. Furthermore, IT and license costs increased by € 2.3 m from € 11.5 m in 2022 to € 13.8 m in 2023, due to continued expansion of IT capabilities.

OTHER OPERATING INCOME AND EXPENSES

Other operating income, which included mainly Sanofi recharges for Evotec ID Lyon, R&D tax credits and changes in fair value of earn-out liabilities, was € 64.8 m in 2023 compared to income of € 81.6 m for 2022. Other operating income, related to Sanofi decreased to € 16.6 m in 2023 (2022: € 34.2 m). R&D tax credits were mainly recognized in France for the Toulouse and Lyon sites, UK, and Italy, resulting in an a overall R&D related other operating income of € 44.0 m (2022: € 42.9 m).

Other operating expense amounted to € (44.2) m (2022: € (2.0) m. The significant increase was driven by the cyber-attack and related costs of € 43.5 m, which comprises of € 26.5 m internal costs and € 15.9 m of external costs. Internal costs represent employee's active efforts to restore normal operations after the attack. External costs are additional third-party costs incurred due to the cyber-attack, such as increased consulting and IT costs, that the Group would not have otherwise incurred. The external costs are considered to be an item that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group, as these are not deemed to be recurring costs.

— OPERATING RESULT —

The operating result of the Group came in at € (47.5) m for the twelve months ended 31 December 2023 (2022: € 20.8 m). The business excluding Just – Evotec Biologics generated an operating result of € (19.8) m (2022: € 79.0 m).

Albeit a decrease from prior year, the company maintained a high level of investment in R&D expenses. Overall, unpartnered R&D cost ratio (unpartnered R&D spend in relation to revenues) of (8)% for the twelve months ended 31 December 2023 remained stable.

The SG&A cost ratio increased from (21)% in 2022 to (22)% in the actual reporting period driven by slowdown in revenue and company's decision to maintain SG&A structures ready for future growth.

In addition, the operating result was further reduced by the impairment loss of intangible assets which amounted to € 5.0 m.

OTHER NON-OPERATING RESULT

The FY 2023 result from other non-operating contribution amounts to € (33.1) m versus € (174.8) m in 2022 and driven by a measurement loss of € (15.0) m from equity investments and convertibles, a share of loss in associates amounting to € (12.9) m and an impairment loss in the amount of € (7.9) m related to our investments in associates. This effect is offset by a remeasurement gain of the investment in Exscientia in the amount of € 11.3 m due to an increase of the share price from $ 5.33 to $ 6.41 in 2023. In 2022, the other non-operating result included a significant measurement loss of the investment from the investments in Exscientia of € (174.7) m.

During 2023 Evotec impaired some of the equity investments leading to an impairment in the amount of € (7.9) m as per 31 December 2023 (2022: € 0 m). The share of current losses from equity investments amounted to € (20.8) m in 2023 (2022: € (16.0) m).

Interest expense decreased by € 1.4 m from € (13.1) m in 2022 to € (11.7) m in 2023. This decrease was due to revaluation of interest rate swaps because of the steep increase in interest yield curve in the first half of 2023 (€ 4.8 m). The financial impact was further aided by higher interest income (€ 9.3 m in 2023 versus € 8.3 m in 2022) due to increased interest rates on short-term investments, in particular in EUR and USD, and interest income from convertible loans provided to minority shareholdings.

Foreign exchange loss amounted to € (2.5) m (2022: € 13.1 m), mostly due to the strengthened EUR vs USD from 1.067 as per 31 December 2022 to 1.105 as per 31 December 2023 which resulted in a devaluation in particular of the USD denominated cash and receivables after conversion in EUR.

Total Tax expense amounted to € (3.3) m for full year 2023, versus an amount of € (21.7) m in 2022. Thereof, Evotec recorded total income taxes of € (7.0) m (2022: € (14.0) m). The reduction in the current tax expense is generally a result of decreased taxable profits in Evotec International GmbH, Evotec ID (Lyon) SAS, Cyprotex Discovery Ltd and Aptuit (Verona) Srl. Deferred tax expense amounted to € 3.7 m (2022: € (7.7) m, generally relating to tax loss carry forward attributes as well as intangible assets.

— NET INCOME & ADJUSTED GROUP EBITDA —

Adjusted Group EBITDA within Guideline

The net income as of 31 December 2023 amounted to € (83.9) m (versus € (175.7) m in 2022.

Adjusted Group EBITDA for the twelve months ended 31 December 2023 amounted to € 66.4 m versus € 101.7 m in 2022. The result was driven by a combination of single digit revenue growth, led by new partnerships however impacted by cyber incident in Q2, and cost increases to support the investment posture of the company and mitigate the cyber incident. The adjusted Group EBITDA as well as revenue and unpartnered R&D all ended up within the revised guidance that was published in July 2023.

BRIDGE FROM NET INCOME TO ADJUSTED GROUP EBITDA FOR 2023

in €m


(83.9)
2.5
3.3
86.0
6.9
14.9
5.0
2.0
27.9
2.5
(1.8)
15.9
66.4
Net income
Interest expense (net)
Tax expense
Depreciation of intangible assets
Amortisation of intangible assets
EBITDA
Impairment of intangible assets
Measurement gains from investment
Share of loss of associates accounted for using the equity method
Foreign currency exchange (loss) gain, net
Other non-operating income, net
Cyber related costs
Adjusted EBIDTA

BRIDGE FROM NET INCOME TO ADJUSTED GROUP EBITDA FOR 2022

in €m


(175.7)
4.8
21.7
72.7
9.0
(67.5)
172.2
15.1
(4.9)
(13.1)
0.7
(0.9)
101.7
Net income
Interest expense (net)
Tax expense
Depreciation of intangible assets
Amortisation of intangible assets
EBITDA
Measurement gains from investment
Share of loss of associates accounted for using the equity method
Gain from bargain purchase
Foreign currency exchange (loss) gain, net
Other non-operating income, net
Change in contingent consideration (earn-out)
Adjusted EBIDTA

— SEGMENT REPORTING —

Overall Group revenues increased by 4% to € 781.4 m, compared to the four quarters in 2022, reflecting strength in both business segments – EVT Execute and EVT Innovate.

SEGMENT INFORMATION 2023
in €k

	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
External revenues	514,542	266,884	–	781,426
Intersegment revenues	224,196	–	(224,196)	–
Costs of revenue	(631,373)	(184,700)	209,698	(606,375)
Gross margin	15 %	31 %		22 %
R&D expenses	(4,391)	(78,636)	14,497	(68,529)
SG&A expenses	(130,810)	(38,800)	–	(169,610)
Impairment result (net)	(5,011)	–	–	(5,011)
Other operating income (expenses), net	(10,171)	30,762	–	20,591
Operating income (loss)	(43,018)	(4,489)	–	(47,507)
Adjusted EBITDA	65,394	958	–	66,352

SEGMENT INFORMATION 2022
in €k

	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
External revenues	546,718	204,730	–	751,448
Intersegment revenues	188,917	–	(188,917)	–
Costs of revenue	(605,751)	(145,566)	173,934	(577,383)
Gross margin	18 %	29 %		23 %
R&D expenses	(5,305)	(86,320)	14,983	(76,642)
SG&A expenses	(125,293)	(30,897)	–	(156,190)
Impairment result (net)	–	–	–	–
Other operating income (expenses), net	33,237	46,380	–	79,617
Operating income (loss)	**32,523**	**(11,673)**	–	**20,850**
Adjusted EBITDA	**108,256**	**(6,602)**	–	**101,654**

EVT Execute
Total revenues in EVT Execute segment amounted to € 738.7 m in the financial year 2023 (2022: € 735.6 m). The contribution from the Sandoz collaboration significantly impacted the revenue growth for the segment in 2023 but was offset by decreased revenues in the other business areas, especially due to reduced activities in Q2 and parts of Q3 after the cyber incident.

Intersegment revenues amounted to € 224.2 m (2022: € 188.9 m), which is an indicator for the convergence of Evotec's offering based on its fully integrated platform. Intersegment sales are reflective of the progress of projects recognised within EVT Innovate where Evotec maintains rights to participate in the success of partnered projects in the future.

Costs of revenue of EVT Execute came in at € (631.4) m in the twelve months ended 31 December 2023 (2022: € (605.8) m), corresponding to a gross margin of 14.5% (2022: 17.7%). Cost of revenue increased due to higher headcount, including idle time driven by the cyber incident, and ramp-up cost for Just - Evotec Biologics. Higher energy costs, merit-based salary increases, and inflation on materials and supplied services also contributed to the increase. EVT Execute gross margin excluding Just - Evotec Biologics has reached 17.9% in 2023, a 7 percentage point decrease compared to 25.3% in 2022. R&D expenses were € (4.4) m (2022: € (5.3) m), SG&A expenses increased to € (130.8) m (2022: € (125.3) m) in accordance with the overall group trend. The operating result of the EVT Execute segment reached € (43.0) m (2022: € 32.5 m), leading to an adjusted segment EBITDA of the segment of € 65.4 m (2022: € 108.3 m). The adjusted EBITDA, excluding Just – Evotec Biologics reached € 71.4 m – a 51% decrease versus € 144.9 m in 2022.

Further, other operating expense resulting from cyber-attack amounting to € 43.5 m was fully allocated to Execute Segment, which was a key driver of the year over year decline in the Segment result. The cyber costs were allocated to the Execute Segment, as Execute is the owner of the associated IT infrastruture that was impacted by the attack.


EVT EXECUTE REVENUES
in €m
Intersegment revenues
188.9
External revenues
546.7
735.6
738.3
224.2
514.1
2022
2023


EVT EXECUTE
OPERATING RESULT
in €m
32.5
2022
2023
43.0

EVT Innovate

Revenues in EVT Innovate segment amounted to € 266.9 m in 2023 (2022: € 204.7 m) reflecting an organic growth of 30%. This growth was driven by higher base revenues and project-related revenues from BMS and other strategic pharma deals. The costs of revenue increased by 27% from € (145.6) m in 2022 to € (184.7) m in 2023, resulting in a segment gross margin of 30.8% (2022: 28.9%), mainly driven by the BMS collaboration and despite substantially lower revenues from milestones, upfronts and licenses in 2023 versus 2022. Overall, our customer mix within the EVT Innovate segment was more favourable towards our large, strategic partners, which impacted our gross profit positively. For the twelve months ended 31 December 2023, research and development expenses were € (78.6) m, compared to € (86.3) m for the comparative prior year period. Research and development expenses decreased by 8.9%, particularly driven by lower expenses for proprietary projects and platform R&D ("unpartnered R&D costs"). The increase from € (30.9) m in 2022 to €(38.8) m in SG&A was mainly due to higher personnel-related expenses, IT expenses, insurance, and consultancy expenses. Key driver for improvement in operating result from € (11.7) m in 2022 to € (4.5) m in 2023 as well as adjusted segment EBITDA from € (6.6) m) in 2022 to € 1.0 m in 2023 was higher top line growth in revenues and a better fixed-cost absorption.


EVT INNOVATE REVENUES
in €m
204.7
266.9
2022
2023


EVT INNOVATE
OPERATING RESULT
in €m
2022
2023
(11.7)
(4.5)

— FINANCIAL MANAGEMENT PRINCIPLES —

Financial management at Evotec comprises capital structure management, cash and liquidity management including receivables management, and the management of market price risks (currencies, interest rates). Its main objectives are to secure the Group's liquidity and its creditworthiness and to reduce financial risks. The corporate Treasury division ensures uniform financial management for all of the Group's companies in accordance with the relevant legal requirements. In general, financial management operates within a given framework of guidelines, limits and benchmarks.

The Company manages cash and liquidity to secure the financial resources needed to support its business strategy.

Financial resources are usually acquired at the corporate level and distributed internally. Evotec may draw on several bilateral credit lines as required. In December 2022, the European Investment Bank (EIB) and Evotec signed an unsecured loan facility of € 150 m, to support the Company's R&D activities, equity investments and the building of the new J.POD biologics manufacturing facility on Evotec's Campus Curie in Toulouse, France. As of 31 December 2023, € 93.3 m of this loan facility were drawn. The Company's unused credit lines were therefore reduced to € 141.1 m. In addition, there is a wide range of financing options accessible for the company across debt capital markets, or raise capital through the issuance of new shares when appropriate. The Group's liquidity, which consists of cash and cash equivalents and investments, decreased from € 718.5 m as of 31 December 2022 to € 604.1 m as of

December 2023 and the net debt position (incl. finance leases obligations according to IFRS16) is € 22.1 m (compared to a net cash position of € 211.8 m as of 31 December 2022). The decrease in liquidity was due primarily to continued Capex investment within the Group, including the J.POD build-out in Toulouse.

Due to its liquidity situation, Evotec is in a position to support continued organic and non-organic growth. This includes investments in facilities for the manufacturing of biologics (J.POD) for clinical development and commercial applications in the US and France, projects in novel cell and gene therapies, as well as the continued expansion of many of its sites in the US and Europe.

Capital expenditure proposals are carefully evaluated by the management to ensure that they are consistent with the business strategy of either maintaining or expanding the Company's technology platform and its proprietary research. In particular, larger capital investments are carefully assessed in terms of the expected financial return and payback periods or savings. The discounted cash flow method is the main management tool for such assessments, supported by key performance indicators such as payback period, return on investment, and internal rate of return.

— CASH FLOW —

Group cash flow provided by operating activities amounted to € 36.4 m in 2023 (2022: € 205.8 m). The reduction in operating cash flow in 2023 is primarily driven by a significant reduction in prepayments received compared to 2022.

Group cash flow used in investing activities was € (13.3) m (2022: € (412.8) m). The net cash inflow from the sale of investments (corporate bonds and fixed deposits) with terms of more than three months amounted to € 212.0 m. Investments in the amount of € 260.4 m were sold while investments in the amount of € (48.4) m were acquired.

Investments in property, plant and equipment rose to € (213.3) m (2022: € (181.4) m) and included the construction of a new J.POD production facility at Just - Evotec Biologics in Toulouse (France) (2023: € (110.2) m) as well as further investments into the first J.POD facility in the US (2023: € (18.3) m). In total, the investments into the J.POD facilities in France and the US increased by € 54.8 m to € 128.5 m (2022: € 73.7 m). Furthermore, the remaining investment was primarily for the expansion of its sites in Toulouse, France, Alderley Park and Abingdon, UK, Verona, Italy and Hamburg, Germany.

At the beginning of July, Evotec fully acquired NephThera GmbH for € 1.65 m, which was previously a joint venture with CSL Vifor. In December, Evotec sold it's shares in Tucana Biosciences Inc. for € 1 m. No new investments were made during 2023. Follow-on investments in total for investments using the equity method and for long term investments amounted to € 16.5 m (2022: € 58.8 m), thereof € 7.8 m for at equity investments and € 8.7 m for minority shareholdings. Key follow-on investments of investments using the equity method were made with € 2.4 m in Autobahn Labs Ltd., with € 3.5 m in Centauri Therapeutics Ltd., with € 2.0 m in Topas Therapeutics GmbH and with € 3.4 m in Tubulis GmbH for long-term investments. Issuance of convertible loans and SAFEs (Simple Agreement for Future Equity) to Evotec's at equity and minority shareholdings amounted to € 7.1 m (2022: € 6.9 m).

Group cash flow used in financing activities amounted to € 72.0 m (2022: € (58.1) m). Repayment of bank loans amounted to € (112.9) m, while proceeds from bank loans amounted to € 219.9 m, thereof in September and December a total of € 93.3m was drawn from the R&D EIB loan. As part of the financing of Just-Evotec Biologics EU, Evotec drew a further tranche of the bank loan with bpi France for € 16.2 m. Repayments of lease obligations (mainly rent of buildings) amounted to € (22.4) m (2022: € (19.0) m).

The impact of exchange rate movements on cash and cash equivalents in 2023 was € 0.6 m (2022: € (19.0) m).

CONDENSED STATEMENT OF CASH FLOWS (INCL. BRIDGE TO LIQUIDITY)

in €k

in T€	*2022*	*2023*	*Variance*
Net cash provided by (used in)			
Operating activities	205,811	36,439	(169,373)
Investing activities	(412,797)	(13,291)	399,506
Financing activities	(58,145)	71,963	130,108
Net increase/decrease in cash and cash equivalents	**(265,131)**	**104,616**	**369,747**
Exchange rate difference	(19,040)	644	19,684
Cash and cash equivalents			
At the beginning of the year	699,326	415,155	(284,171)
At end of the year	**415,155**	**510,909**	**95,754**
Investments	303,334	93,203	(210,131)
Liquidity at end of the year	**718,489**	**604,112**	**(114,377)**

FINANCING AND FINANCIAL POSITION

— FX RATES / HEDGING —

The Euro (€) to US dollar ($) exchange rate fluctuated in a range between $ 1.0469 and $ 1.1255 in 2023. The year started with a EUR/USD fx rate of $ 1.0683. The volatility in this currency pair was particularly high in the second half of the year with peak in July and low point in October. Overall the USD depreciated against the EUR and closed at a rate of $ 1.1050. On average, Euro to US dollar was 3% higher with $ 1.0813 per Euro in 2023 to $ 1.053 per Euro in 2022.

The Pound Sterling (£) to Euro (€) exchange rate fluctuated between € 1.1193 and € 1.1750 in 2023. In the first half of 2023, the Pound Sterling crawled up to its high in July, then moved sideways with a short drop in fall, ending the year at 1.1507. The average exchange rate in 2023 was € 1.1497 per Pound Sterling compared to € 1.1727 in 2022.

EUR/GBP VS. USD 2023


1.30
1.20
1.10
1.00
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
EUR/USD
GBP/USD

Average monthly foreign exchange rates
Source:European Central Bank

GBP/EUR 2023


1.18
1.15
1.13
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Average monthly foreign exchange rates
Source:European Central Bank

The Evotec Group is exposed to both translational and transactional foreign currency risks. The Company mainly uses foreign currency forward contracts to hedge its transaction exposures but does not apply hedge accounting.

Deposits are primarily held in the three major currencies: Euro, Pound Sterling and US dollar (see pie chart "Functional currency holdings" below). in 2023, 65% of group's revenue and 28% of group's operating costs were in USD, along with 11% of the group's revenue and 20% in operating costs in GBP. Therefore, the Group's foreign exchange risk mainly relates to these two currencies. Evotec uses foreign currency forward contracts and spot transactions to convert US dollars to Euros and Pound Sterling, mitigate this exposure and cover costs incurred in these currencies.

€ 379.8 m of the liquidity position is held in Euros as per end of 2023 (31 December 2022: € 357.5 m) and accounted for 63% of the Group Liquidity. The currency holding in US dollars decreased to € 187.8 m or 31% at the end of 2023 (31 December 2022: € 331.8 m). The currency holding in Pound Sterling was € 36.4 m or 6% as of 31 December 2023 (31 December 2022: € 29.0 m). Pound Sterling is kept to finance the growth of the UK sites.

Weaker US Dollar exchange rate decreased group revenues by € 13.8 m and adjusted Group EBITDA by € 6.9 m compared to the prior year.

The Company mostly uses its foreign currency holdings for operational purposes in the same currency. In order to protect itself against adverse currency movements, Evotec entered into forward contracts, selling US dollars against Pound Sterling and Euros. This resulted in a realised foreign exchange gain of € 2.2 m and an unrealised gain of € 6.1 m in 2023 (2022: realised loss of € 33.7 m and an unrealised gain of € 9.4 m). The economic hedging relationships are not recognized as hedging relationships in the consolidated financial statements.

As of 31 December 2023, the Company held derivative financial instruments in the amount of € 219.9 m (31 December 2022: € 374.4 m), thereof € 160.1 m in forward contracts selling US dollars against Euro, € 55.8 m selling US dollars against Pound Sterling, and € 4.0 m in forward contracts selling Euros against Pound Sterling. These forward contracts have a maturity of up to 12 months.

Interest rates

Driven by high inflation rates, the European Central Bank ("ECB") was forced to end its long-lasting policy of low interest rates in the EU. The European Interbank Offered Rate (EURIBOR) with a 3-months term has increased further during 2023 from 2.1% to +3.9% during the year. The main impact of increased interest rates on the financial performance of Evotec is an increase in interest income received on cash deposits and short-term investments. In addition, interest expenses paid on bank loans with variable interest also increased. As per 31 December, 85% of Evotec's bank loans had a fixed interest rate.

— DEBT / NET DEBT —

Net cash/debt development

The Company also makes use of bank loans to manage its short-to-long-term liquidity. Compared to 31 December 2022, total bank loans increased by € 107.3 m to € 436.1 m as of 31 December 2023 (2022:

€ 329.8 m) due to two drawdowns of the EIB loan. All bank debt was denominated in Euros.

As a result of an increased debt position, the net debt ratio changed to positive with 0.4x in relation to adjusted Group EBITDA (2022: (2)x Adjusted Group EBITDA). The ratio amounts to (negative) (6.2)x Adjusted Group EBITDA (2022: (4.6)x adjusted Group EBITDA) when taking effects of IFRS 16 into account, i.e. the effects of additional depreciation and amortization from rights of use and additional lease liabilities. All financial covenants in the loan agreements were therefore complied with.

— LIQUIDITY —

Evotec ended the year 2023 with liquidity of € 604.1 m (2022: € 718.5 m). Cash and cash equivalents accounted for € 510.9 m and investments (corporate bonds and long term deposits) for € 93.2 m. Cash and cash equivalents can be accessed within a period of less than three months. The decrease in liquidity in 2023 resulted mainly from the the conversion of short-term investments to cash, used to finane further Capex investments of € (213.3) m.

Active liquidity management at Evotec is focused on funding the operational business and maintaining and preserving liquidity. At the same time, the Company seeks to maintain flexibility and optimise returns. Evotec's cash and securities as well as other financial investments are held with several banks. The Company exclusively invests in liquid instruments with at least investment grade rating (BBB- or better, Standard & Poor's ratings or equivalent). Only money market funds are allowed a maximum portion of 25% of sub-investment grade ratings, however these must be spread across several investors and are limited in size (max. € 5 m). All investments must be in line with Evotec's internal investment policy. As of 31 December, the liquidity was diversified invested, short-term, in bank balances (€ 237.6 m), money-market funds (€ 238.3 m) and short-term deposits (€ 35.0 m) as well as in corporate bonds and long-term deposits (€ 93.2 m) with a maturity of up to 7 years. As a result, Evotec has sufficient flexibility to seize strategic growth opportunities and finance the construction of its second J.POD facility in France, continued growth in ongoing research activities and platforms, and future equity investments.

LIQUIDITY BY INVESTMENT TYPE

in € m



83.20, 13.8%
Corporate Bonds
238.34, 39.5%
Money market funds
237.60, 39.3%
Bank balances
35.00, 5.8%
Short-term deposits
10.00, 1.7%
Long-term deposits

** short-term: maturity ≤ 3 months*

Exchange rate development, interest rates and financing

Evotec's financial performance is affected by currency movements and fluctuations in interest rates. Higher energy, raw material and logistic prices may affect, in particular, aspects of its integrated Chemistry Manufacturing and Controls (CMC) business, and higher prices for laboratory materials may increase R&D costs and FTE rates.

— CAPITAL EXPENDITURE TO DEPRECIATION —

Increased investments in upgrading and expanding Evotec's platforms

Capital expenditure rose significantly as planned to € (213.3) m in 2023 (2022: € (181.4) m), mainly driven by the construction of a new J.POD production facility at Just - Evotec Biologics in Toulouse (France) as well as further investments into the first J.POD facility in the US. In addition, Evotec invested another € 84.8 m to support continued growth and maintain the highest technology and infrastructure standards for scientific operations. One example was the construction of the new iPSC lighthouse building in Hamburg which will be operational in the course of 2024. In order to support the growing End-to-End R&D business, investments in facilities expansion to host core scientific operations such as in vitro biology, DMPK, chemistry and safety assessment have been delivered in 2023, thus enabling efficient expansion in Abingdon, Göttingen, Toulouse and Verona.

Depreciation of property, plant and equipment amounted to € 86.0 m (2022: € 72.7 m), mainly due to higher investments. Of this amount, € 21.1 m can be attributed to IFRS 16 Right of Use assets (2022: € 19.0 m).

— CAPITAL STRUCTURE —

Solid equity ratio with 50%

In 2023, Evotec's share capital increased by 0.1% to € 177.2 m (31 December 2022: € 177.0 m) and additional paid-in capital by 0.7% to € 1,449.7 m (31 December 2022: € 1,440.0 m) due to exercised stock options.

The decrease in stockholders' equity of € 67.3 m to € 1,119.9 m as of the end of 2023 (31 December 2022: € 1,187.2 m) is due to the net loss of € 83.9 m (2022: € 175.7 m), partially offset by additional paid-in capital (€ 9.6 m) and Other Comprehensive Income (€ 6.8 m).

At the Annual General Meetings in 2017, 2020 and 2022, contingent capital amounting to € 6.0 m, € 1.2 m and € 6.0 m, respectively, was approved for use in the share performance plans and the restricted shares plan. At the Annual General Meeting 2023 a new contingent capital of € 35.4 m was created to grant bearer shares to holders or creditors of convertible bonds and/or warrant-linked bonds and/or profit-linked bonds (or combinations of these instruments) that are issued for subscription in cash by Evotec SE or its direct or indirect investee companies and include a conversion right, a warrant or a conversion obligation for new bearer Company shares.

In 2023, a total of 233,083 shares (2022: 344,458 shares) were issued from conditional capital for exercised Share Performance Awards (SPA). During the first quarter of 2023, a total of 227,555 SPAs (2022: 282,519) were granted to the Management Board. These awards could result in a maximum of 455,110 bearer shares (2022: 565,038) being issued at maturity after four years. In 2023, no additional restricted share awards (RSA) (2022: 186,187) were granted to Management Board. 79,750 RSAs were granted to key employees, which could result in the same number of bearer shares being issued at maturity at the most.

As of 31 December, the total number of awards granted for future exercise amounted to 2,571,334 (2022: 1,504,638), approximately 1.5% of issued shares in 2023 and 0.9% in 2022. As a result, Evotec's equity ratio changed to 50% at the end of 2023 (2022: 53%).

NET ASSETS

— CURRENT AND NON-CURRENT ASSETS —

The Company's total assets decreased slightly by € -4.8 m to € 2,252.5 m as of 31 December 2023 (2021: € 2,257.2 m). The increase in total assets was driven primarily by the reduction in cash and cash equivalents which was offset by the increase in Property, Plant, and equipment. Further slight increases in prepaid expenses and other current assets, current tax assets and non-current investments and other non-current financial assets were offset by the decrease in trade and other receivables.

Trade and other receivables decreased by € 73m from € 171.8m on 31 December 2022 to € 98.4m on 31 December 2023. The reduction from 2022 was due to the large milestones invoiced in December 2022 that were not yet received as of year end and which was not repeated in 2023.

Inventories as per 31 December 2023 amounted to € 30.9 m, an increase of € 1.1 m compared to 31 December 2022 (€ 29.8m). This increase related mainly to the Just – Evotec Biologics in US with its J.POD facility being fully operational in 2023 with € 18.2 m (31 December 2022: € 13.9 m) mainly compensated with reduced inventory levels at other sites.

Current tax assets amounted to € 80.7 m as per end of 2023, an increase of € 26.2 m compared to 31 December 2022 with € 54.4 m, mainly because of increased R&D tax credit receivables across various entities mainly in France and the UK.

Prepaid expenses and other current assets decreased from € 57.1 m as per 31 December 2022 to € 51.3 m as per 31 December 2023. This decrease resulted mainly from a reduction in VAT receivables.

Property, plant and equipment increased significantly by € 156.4 m to € 806.6 m in 2023 (31 December 2023: € 650.2 m). The increase was partially due to advance investments for site expansions (reported as construction in progress) which increased by € 110.2 m and related mainly to the J.POD facility in Toulouse (France). Buildings and buildings improvements increased by € 17.3 m and related primarily to the J.POD US facility and site expansion in the Abingdon (UK) into building B95 and the site expansion in Verona (Italy). The increase in plant and equipment of € 19.7 m resulted from the overall investments into laboratory equipment and infrastructure to support the continued growth of the Company and to maintain the highest technology and infrastructure standards. Right of use Buildings increased by € 7.1 m and were driven mainly by new rental agreements in Hamburg, Munich and Alderley Park.

Intangible assets and goodwill decreased slightly from € 298.6 m as of 31 December 2022 to € 291.1 m as of 31 December 2023. Intangible assets decreased by € 8.4 m to € 15.5 m, mainly due to linear write-downs on the valuations of customer lists, technologies and trademarks from purchase price allocation. Goodwill increased by € 0.8 m to € 275.6 m due to foreign currency translation effects on Goodwill held by non-Euro functional currency entities.
Non-current investments and other non-current financial assets and investments in associates and joint ventures increased from € 150.3 m at 31 December 2022 to € 142.1 m at 31 December 2023. This increase primarily resulted from a gain from fair value adjustment of Exscientia plc in the amount of € 11.3 m for Evotec's 14 m shares in this company. Follow-up investments amounted to € 18.0 m, and were partially offset by impairments of the investments in the amount of € (7.9) m.

Deferred tax assets increased to € 14.3 m (31 December 2022: € 10.3 m) generally due to a local GAAP correction for intercompany acquisition of intangible assets in Evotec International GmbH as well as a net increase in tax loss carry forward attributes in Aptuit (Oxford) Ltd. and Evotec (Modena) Srl, reduced by utilization of such attributes in Evotec (France) SAS.

Non-current tax assets amounted to € 94.4 m (31 December 2022: € 70.3 m) and related with € 67.1 m to R&D tax credits in France. The movement mainly relate to R&D tax credits in France and Italy as well as tax receivables in Evotec International GmbH.

— CURRENT AND NON-CURRENT LIABILITIES —

The current financial liabilities increased from € 23.5 m as of 31 December 2022 to € 149.1 m as of 31 December 2023. The increase is mainly driven by the current portion of loans (from € 1.6 m as of 31 December 2022 to € 130.0 m as of 31 December 2023), as a five-year promissory note matures in June 2024. The current financial liabilities further include current lease obligations which came to € 19.1 m, an increase of € 4.3 m over 31 December 2022 (€ 14.8 m) due to new leases in 2023. Current trade and other payables increased from € 97.3 m to € 134.3 m mainly due to an improved working capital management. Current provisions decreased from € 54.4 m to € 45.2 m driven by a reduction in personnel related expenses, while current contract liabilities amounted to € 97.6 m 31 December 2022: € 122.9 m). Other current liabilities increased to € 22.6 m (31 December 2022: € 16.9 m) mainly due to an increase in social charges.

The non-current financial liabilities decreased from € 490.3 m as of 31 December 2022 to € 477.1 m as of 31 December 2023. The non-current financial liabilities consist of the long-term portion of bank loans and long-term lease obligations. The long-term portion of bank loans decreased by € 21.2 m to € 307.1 m as of 31 December 2023 (31 December: € 328.3 m) mainly due to a € 93.3 m increase of the EIB loan drawdowns and the shift of the maturity of the next promissory note tranche (€ 108.5) into the current portion. The remaining movement is due to regular repayments of long-term loans. Long-term lease obligations increased from € 162.0 m to € 170.0 m, driven by new or increased rental contracts e.g. for the expansion in Munich, Hamburg and at Alderley Park (UK). Non-current contract liabilities amounted to € 155.3 m in 2023 (31 December 2022: € 206.1 m). The decrease corresponds mainly to the reclassification of a portion of the $ 200 m BMS up front from 2022 to current contract liabilities.

Deferred tax liabilities amounted to € 18.1 m (31 December 2022: € 18.5 m). Movements generally relate to book to tax temporary differences in fixed assets and amortization of intangible assets as well as to changes in tax loss carry forward attributes.

OFF-BALANCE-SHEET FINANCING INSTRUMENTS AND FINANCIAL OBLIGATIONS

The Company is not involved in any off-balance-sheet financing transactions in the sense of the sale of receivables, asset-backed securities, sale-and-lease-back agreements or contingent liabilities in relation to special-purpose entities not consolidated.

Other commitments and contingencies consist of consultancy agreements, purchase commitments and guarantees. The future payment obligations resulting from long-term commitments and contingencies total € 80.4 m (31 December 2022: € 22.1 m). Please see section 17 of the Notes to the Consolidated Financial Statements.

The Company has licensed or acquired certain third-party intellectual property for use in its business. Under these agreements, Evotec has a commitment to pay milestones dependent on progress or make milestone and license payments dependent on present and future net income or on third-party sub-licensing fees.

Evotec SE

The management report of Evotec SE and the Group management report for the financial year 2023 have been combined pursuant to section 315 paragraph 5 of the German Commercial Code in conjunction with section 298 paragraph 2 sentence 1 of the German Commercial Code. In addition to the Evotec Group reporting, Evotec SE's net assets, financial position and results of operations as well as its development are described below. The economic situation is presented in a condensed form. Evotec SE's complete statutory financial statements in accordance with the German Commercial Code and the consolidated financial statements are published in the German Federal Gazette.

The risks and opportunities are presented in the "Risk and opportunity management" chapter of this combined management report.

In accordance with Evotec SE's business model, revenues and operating profitability strongly depend on the business development of its most important subsidiary, Evotec International GmbH. New contracts and contract extensions are preferably concluded with Evotec International GmbH.

FINANCIAL PERFORMANCE INDICATORS

Evotec SE's business is controlled by the financial performance indicators revenues, adjusted EBITDA and liquidity (bank balances as well as trade securities). The remaining performance indicators are determined in the same way as for the Group.

2023 FINANCIAL PERFORMANCE INDICATORS COMPARED WITH FORECASTS

	Forecast Annual Report 2022	*Actual result*
Revenues	Decrease by a single percentage	*29.2 %*
Adjusted EBITDA	The expected adjusted EBITDA between € -40.0 m to € -50.0 m	*€ (30.0)m*
Liquidity	Slightly below € 230 m	*€ 250.1 m*

As stated in the outlook section of the 2022 management report of Evotec SE, a single-digit percentage decrease in revenues was expected for the financial year 2023. Evotec SE ended the financial year 2023 with revenues of € 112.9 m (2022: € 87.4 m). This is above the expected level and represents an increase of 29.2% compared to 2022. The increase in revenues was mainly driven by revenue from intercompany recharges of € 28.9 m (2022: € 11.3 m) and revenues with CHDI Foundation Inc. of € 17.9 m (2022: € 15.2 m).

The adjusted EBITDA amounted to € (30.0) m (2022: € (1.1) m) and therefore exceeded expectations. This is primarily due to realised and unrealised currency gains of € 5.3 m (2022: € 57.2 m) as well as a 29.2% revenue increase compared to the previous year.

At the end of the year, the liquidity was € 250.1 m. Compared to the previous year (€ 297.5 m) and the forecast (slightly below € 230 m), the difference is mainly due to the cash outflow from capital increases and investments, transaction costs, the repayment of loans, and funds provided to subsidiaries. The deviation from the forecast is due to effects such as the planning of advance payments and slightly different cost forecast.

RESULTS OF OPERATIONS

— REVENUES —

In 2023, total revenues of Evotec SE amounted to € 112.9 m, an increase of € 25.5 m or 29.2% compared to the previous year (€ 87.4 m). Revenues mainly comprised drug discovery revenues and milestone revenues.

Third party revenues including milestones rose increased by € 0.7 m from € 19.5 m in 2022 to € 20.2 m in 2023. In 2023, the company generated milestone revenues of € 1.2 m, which corresponds to an decrease of 60% compared to the previous year (2022: € 3.0 m). Intercompany revenues increased from € 68.0 m in 2022 to € 92.7 m in 2023 due to similar increased external revenues of Evotec International GmbH as well as increased revenue from intercompany recharges of € 28.9 m (2022: € 11.3 m).

In 2023, the three largest customers (Evotec International GmbH, CHDI Foundation Inc, Bayer AG) contributed 94.5% to total revenues (2022: 99.5%).

— NET RESULT —

Evotec SE ended the financial year 2023 with a net loss of € 97.9 m. The adjusted EBITDA for 2023 amounted to € (30.0) m (2022: € (1.1) m).

in € k	2023	2022
Net loss	(97,923)	(17,038)
Addition/deduction of taxes on income	458	(6)
Deduction of interest income	(14,293)	(13,487)
Addition of interest expenses	7,118	9,692
Addition of depreciation of tangible assets	6,042	4,824
Addition of amortization of intangible assets	346	717
Addition of amortization of financial assets and securities classified as current assets	61,992	14,180
Addition of external cyber-related expenses	6,300	0
Adjusted EBITDA1	(29.960)	(1,118)

[1] Regarding the definition please refer to the "PERFORMANCE MANAGEMENT - financial performance indicators" chapter of this combined management report

In 2023, other operating income decreased by € 42.3 m to € 15.9 m (2022: € 58.2 m) and mainly reflect income from financial assets and investments revaluation € 8.5 m as well as currency gains of € 5.3 m.

The cost of materials increased by € 1.2 m from € 15.9 m in 2022 to € 17.1 m in 2023 mainly due to price increases for purchased services and raw materials.

Personnel expenses increased by € 10.2 m from € 54.2 m in 2022 to € 64.4 m in 2023. The increase is mainly driven by an overall increased number of employees due to company growth.

Other operating expenses were reduced by € 5.8 m from € 89.7 m in 2022 to € 83.9 m in 2023. The decrease was mainly driven by foreign exchange losses € 14.0 m (2022: € 34,1 m). Cyber-attack and general price increases had an opposite effect on the costs. As a result IT-related consulting costs, license costs and consumables of € 20.7 m (2022: € 13.6 m) and legal and consulting costs of € 21.4 m (2022: € 10.7 m) overall increased.

Income from investments decreased by € 13.0 m from € 13.0 m in 2022 to € 0.0 m in 2023 as SE did not receive any dividend payments from affiliated companies in 2023.

Depreciation of financial assets increased by € 47.8 m from € 14.2 m to € 62.0 m. The total amount of € 61.0 m is due to impairments of fourteen equity investments € 32.9 m, shares in one affiliated company € 23.8 m and loans to investments € 4.3 m due to impairment losses that are likely to be permanent. In addition Evotec SE had to write off current assets of € 1.0 m.

In the financial year 2023, income from other securities increased by € 3.3 m to € 12.8 m (2022: € 9.5 m). This increase is mainly due to interest income on loans granted to subsidiaries of € 10.7 m as well as interest income on short-term investments of € 1.8 m.

Interest expenses decreased from € 9.7 m to € 7.1 m year-on-year, mainly from interest SWAP agreements.

NET ASSETS AND FINANCIAL POSITION

—

FINANCING AND FINANCIAL STATUS

—

The total assets of Evotec SE amounted to € 1,288.4 m (2022: € 1,285.7 m) at the financial year end.

— LIQUIDITY AND FINANCING —

As of 31 December 2023, liquidity decreased by € 47.4 m to € 250.1 m (2022: € 297.5 m). Changes in foreign exchange rates have a minor impact. The decrease is mainly due to a capital increase at Just – Biologics EU SAS of € 86.0 m and Evotec (US) Inc. of € 27.5 m, as well as additional equity investments of €14.9 m and financing of affiliated companies of € 29.7 m. This got partially offset by € 93.3 m drawdown of the EIB loan.

The net cash inflow from operating activities amounted to € 14.8 m (2022: net cash outflow of € 41.2 m). The main cash inflow primarily resulted from intercompany payments from Evotec International GmbH, as contracts are preferably concluded with Evotec International GmbH. The cash outflows were mainly due to operating costs such as personnel and purchased services.

The net cash outflow from investing activities amounted to € 138,4 m (2022: net cash outflow € 159.0 m). The cash outflow was mainly driven by equity injections, new equity investments and Capex investments.

The net cash inflow from financing activities amounted to € 76.2 m (2022: € 118.7 m). This primarily results from new intercompany loans partially offset by the repayment of previous loans.

NET ASSETS

— CAPITAL STRUCTURE —

The total share capital increased by € 0.2 m to € 177.2 m. In 2023, 233,083 shares from share performance awards ("SPAs") from Evotec Group employees and members of the Management Board, as well as former Evotec Group employees and former members of the Management Board (2022: 344,458 shares) were converted into Evotec shares by using conditional capital. As of 31 December, Evotec SE held 249.915 treasury shares (unchanged versus 2022).

In 2023, total equity decreased by € 97.7 m to € 837.9 m (2022: € 935.6 m), mainly due to the net result. As of 31 December, Evotec SE reported an equity ratio of 65.0 % (2022: 72.8%).

— NET ASSETS AND LIABILITIES —

Property, plant and equipment increased by € 5.8 m to € 32.1 m as at December 31, 2023 (2022: € 26.3 m). This is mainly due to an increase in advance payments and assets under construction of € 6.7 m. This is based on investments in measures relating to the cyber-attack.

The financial assets include shares in affiliated companies, loans to affiliated companies, investments and loans to investments. In 2023, the financial assets increased by € 104.7 m and amounted to € 863.0 m as of 31 December (2022: € 758.3 m). New loans to affiliated companies of € 32.2 m are related to Aptuit (Oxford) Ltd., Evotec UK, Ltd. and Cyprotex US, LLC. The purchase of investments amounted to € 128.7 m (2022: € 131.9 m). The total of € 128.7 m relates to the expansion of existing investments in affiliated companies, mainly in the subsidiaries Just – Evotec Biologics EU SAS and Evotec (US) Inc.. In addition Evotec SE had to impair fourteen equity investments, shares in one affiliated company and other investments with the total amount of € 61.0 m , as delays in the respective lead programs led to the failure of further financing rounds.

OXVax Limited, Oxford, UK, was liquidated in the 2023 financial year. The shares in Tucana Biosciences Inc, Boston, USA, were sold in the 2023 financial year.

Compared with 31 December 2022, receivables and other assets decreased by € 62.8 m to € 133.2 m (31 December 2022: € 196.0 m). This drop results primarily from the decrease in short-term investments (time deposits) in foreign currency by € 65.6 m to € 0.0 m.

As a result of less new investments, securities decreased by € 43.8 m to € 228.5 m compared to the previous year (2022: € 272.3 m).

In 2023, other provisions decreased by € 2.9 m from € 22.4 m to € 19.5 m. The decrease resulted mainly from lower provisions for onerous contracts.

In 2023, Evotec SE's liabilities to banks increased by € 90.4 m to € 408.6 m (2022: € 318.2 m). The difference is primarily due to € 93.3 m drawdown of the EIB loan, decreased by redemptions.

Trade accounts payable increased by € 8.2 m to € 12.6 m (2022: € 4.4 m) due to higher invoice volume related to after cyber effects and Capex investments.

GENERAL STATEMENT ON EXPECTED DEVELOPMENTS BY THE MANAGEMENT BOARD

In 2023, Evotec SE achieved a solid performance with an increase in revenues of 29.2%, which is above the forecast. External revenues exceeded those achieved in 2022 of € 0.7 m. Intercompany revenues increased from € 68.0 m in 2022 to € 92.7 m in 2023 due to similar increased external revenues of Evotec International GmbH.

The adjusted EBITDA for 2023 amounted to € (30.0) m (2022: € (1.1) m). The decrease is due to higher sales revenue, which is offset by lower currency gains and higher personnel expenses

Against the backdrop of the cyber-attack, Evotec SE successfully completed the financial year 2023 despite a challenging macro-economic environment and a competitive market. The revenue development evidenced the Company's growth strategy, while adjusted EBITDA development evidenced impact of the cyber-attack and costs needed to support the revenue growth strategy.

OUTLOOK FOR EVOTEC SE

— EXPECTED OPERATING RESULTS —

For the financial year 2024, Evotec SE expects a low double digit percentage reduction in revenues. This assumption is based on current orders on hand, foreseeable new orders, the extension of contracts as well as prospective milestone payments. Despite the positive development of the Evotec Group, the adjusted EBITDA of Evotec SE is expected to be in a range of € (55.0) m and € (65.0) m, as the Evotec SE mainly bears the costs for strategy developments, technology expansions and other general costs of a parent company.

— EXPECTED LIQUIDITY —

Evotec SE's strong liquidity position provides a solid foundation that will allow the Company to further strengthen its strategic position in the market for drug discovery and development, support the building of the "facility of the future", and increase the shareholder value. In 2024, the liquidity of Evotec SE is expected to decrease to just below € 230 m, as Evotec SE will support its subsidiaries with cash funds, including for the building of the second J.POD in Toulouse and the scale-up of existing technology platforms. In addition, the Company has plans to invest in information technology and the fitting-out of buildings. At the end of 2022, Evotec was able to secure an additional financing with the EIB of € 150 m, out of which Evotec was able to draw € 93.3 m by the end of 2023.

Please also refer to the statements in the Group outlook section, which also reflect the expectations concerning Evotec SE.

Reporting pursuant to section 289c and section 315c of the German Commercial Code

Evotec publishes as part of its Sustainability Report a Group non-financial report in accordance with section 289c and section 315c of the German Commercial Code. To get a detailed overview about Evotec's sustainability strategy in its implementation as well as the Company's ESG performance, please see Evotec's "Sustainability Report 2023".

The report provides a new level of ambition and transparency to a broad range of environmental, social and governance topics in business fields. It is available on the Evotec website under the following link: *https://www.evotec.com/en/investor-relations/financial-publications*

Risk & Opportunities Report

RISK AND OPPORTUNITY MANAGEMENT

— GROUP WIDE RISK MANAGEMENT —

Evotec operates in a complex and ever-changing global business environment. Many internal and external factors therefore affect the achievement of the Group's objectives. For this reason, the assessment of opportunities and risks is embedded in its decision-making. In its risk and opportunity policy, Evotec moves beyond the status quo, aiming to achieve strategic financial and non-financial goals and create sustainable value.

Within the Evotec Group, risks are defined as future events, developments and changes that may negatively affect or jeopardise the achievement of its strategic objectives. Nevertheless, deliberately taking and managing risks is an essential part of the Group's strategy to safeguard any opportunity that may have a positive impact on its projected targets.

Evotec's risk management system aims to include all the controls that ensure a structured management of opportunities and risks throughout the Group. The Company sees the management of risks and opportunities as a continuous challenge. The full range of actual and potential developments within the Group and its operating environment must be identified, analysed and assessed. Suitable measures to mitigate risks are taken when needed to optimise the Group's risk situation whilst keeping potential opportunities open. Its risk management is supported by internationally recognised standards (Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission - COSO) and by a group-wide internal control system ("ICS") and a compliance management system ("CMS").

Evotec has implemented an early risk detection system and a risk bearing capacity model in accordance with section 91 paragraph 2 of the German Stock Corporation Act ("AktG") to ensure the legally required monitoring of essential business risks by the management board and supervisory board. Beyond this, Evotec has implemented an internal control system as required by Section 91 paragraph 3 of the German Stock Corporation Act ("AktG") in conjunction with Section 289 paragraph 4 and Section 315 paragraph 4 of the German Commercial Code ("HGB"). Since 2022, Evotec has also been required to comply with the requirements of the US Sarbanes-Oxley Act 2002 (Section 404) regarding internal controls over accounting and financial reporting.

— BASIC ELEMENTS OF THE RISK MANAGEMENT SYSTEM AND THE INTERNAL CONTROL SYSTEM —

The Company's risk management system in accordance with Section 91 paragraph 3 of the German Stock Corporation Act ("AktG") is attuned to the early detection, assessment, and management of major risks, in particular those that may threaten its existence. Thanks to extensive, continuous analysis and monitoring of individual risks, Evotec can weigh operational and economic parameters and initiate specific measures to mitigate or entirely prevent the potential negative impact of risks.

Evotec's Management Board assumes the responsibility for the risk management system and the underlying cornerstones of risk policy and strategy. The group-wide coordination, implementation and development of the risk management system is handled by the Group's Risk & Control department, which routinely reports directly to the Chief Financial Officer (CFO). Full risk reports are also presented at least twice a year to the Management Board and Audit and Compliance Committee.

The Group's Risk & Control department sets the main guidelines and closely communicates with all corporate units and all risk-relevant operational and enabling functions both at the group level and in the subsidiaries. It helps to identify and assess risks, providing advice for and monitoring the shaping and implementation of suitable countermeasures. In this context, contacts for risk reporting and risk management in all business units are continuously identified and nominated.

RISK MANAGEMENT STRUCTURE AND DUTIES


SUPERVISORY COMMITTEE
SUPERVISORY BOARD
MONITORING OF THE EFFECTIVENESS OF THE RMS
AUDIT- AND COMPLIANCE COMMITTEE
EVALUATION OF LEGALITY AND PRACTICALITY OF THE RMS
Reporting
Reporting
MANAGEMENT BOARD
OVERALL RESPONSIBILITY FOR THE ESTABLISHMENT OF AN RMS AND ITS PROOF OF CONCEPT
Reporting
(quarterly RMSreport)
Risk reporting
LOCAL MANAGEMENT
EVOTEC RISK MANAGEMENT
Responsibility for the set-up, operation and continuous improvement of an appropriate and effective RMS
Ad hoc reporting if existing risks change significantly or new risks are identified
Publication of RMS/ICS guidelines, manuals and trainings for a common understanding of risk management
Ongoing improvement of the RMS
Identification and evaluation of group relevant risks, risk treatments and controls
Plausibility checks of implemented RMS/ICS
Quarterly RMS report

Risk detection

The process and responsibility of continuous detection of risks happens both at the group level, through continuous monitoring of business activities, the overall economic environment, the competitive environment etc., and at the entity levels, through the designated risk owners and risk specialists in key positions. In cooperation with the corporate Risk & Control department, the detected risks are analysed in regards to their effects and classified into predefined risk categories and possible risk aggregates. Corporate Risk & Control department has the overall responsibility to maintain and update the risk portfolio in the risk management tool based on the information received and developed.

Risk assessment

Risks are assessed based on two criteria: probability of occurrence and potential damage. As a basic standard, all risks are evaluated on a gross (i.e., before the consideration of response measures) and a net (i.e., remaining risks under consideration of effective risk response measures) risk basis. The risk assessment is based on the potential impact on cash, taking into account materiality thresholds. The materiality for reportable risks is reviewed annually and recalculated based on Evotec's business development and risk-bearing capacity and adjusted if necessary. Evotec's risk approach generally assumes that risks can have a direct or indirect impact on Evotec's financial performance. A cash-based risk assessment of all risk types and their consequential risks (strategic risks, compliance risks, reputational risks, etc.) is a fundamental expectation.

Notwithstanding this, Evotec also includes non-financial risks in its risk management that have no direct or indirect impact on liquidity, but may nevertheless have a negative impact on the achievement of the Company's objectives.

The classification of risks and the risk matrix generated for the internal quarterly risk report are based on the following four-level risk classes. In comparison to prior years, Evotec´s risk approach has changed from a three-level to a four-level risk class approach. This should further improve risk classification and prioritization.

In due consideration of corporate strategy and development, the Company reviews the levels of probability of occurrence and financial impact once a year to see if any changes need to be made. The risk criteria for the potential impact on liquidity are calculated under consideration of the business development (financial criteria), tolerance materiality and risk appetite. In comparison to prior year the criteria level increased on a low level (2022: Low: < € 2 m; Medium: € 2 - 5 m; High: > € 5 m)

These reporting criteria apply exclusively to the Group. As the subsidiaries vary in size, the regional entities are in charge of adjusting critical damage levels in their local risk management systems to fit local financial capacities.


Potential financial impact on liquidity
Probability of occurrence
high
≥50%
medium
25% ≤ x < 50%
low
5% ≤ x < 25%
very low
<5%
very low
< 0,4m
low
€0,4m ≤ x < € 2,8m
medium
€ 2,8m ≤ x < € 5,5m
high
≥€ 5,5m

Risk management

Regardless of the risk categorisation, all active risks must be managed with appropriate measures (= measure to reduce, prevent or transfer risks). Acceptance of risk without initiating any measures is permitted only in individual cases and generally not for high risks. The appropriateness, implementation grade and execution of implemented and planned measures is monitored by the Risk & Control department. The status of all mitigating activities and their efficiency is documented in Evotec`s risk management tool and reviewed by the Group's Risk & Control department at least twice a year.

Risk reporting

Based on the risks identified, evaluated and reported through bottom-up and top-down procedures, the corporate Risk & Control department submits risk reports to the Management Board, the Supervisory Board's Audit and Compliance Committee and to the Supervisory Board itself. In addition to presenting the risk assessment of new and existing top risks, Evotec´s risk reporting also includes a presentation of risk development and the degree of effectiveness and development of countermeasures. Year-end reporting also includes a comprehensive presentation of all risks, including all countermeasures that have been implemented, are being implemented and are planned.

Risk monitoring

The Supervisory Board oversees the monitoring of the appropriateness and effectiveness of the risk management system. The Management Board and the Supervisory Board review the processes of the risk management system once every year. Moreover, Evotec gives high priority to responsible and value-based corporate governance. The Management Board considers the risk management system to be appropriate and effective for the reporting year. As in previous years, the Management Board and the Supervisory Board have made a statement of compliance to the German Corporate Governance Codex according to section 161 of the German Stock Corporation Act ("AktG"). This declaration is available to the shareholders on the Company's website under *https://www.evotec.com/en/sustainability/governance*.

Internal control system

With our listing on the U.S. stock exchange "Nasdaq" in 2021, we have expanded our documentation of existing accounting-related internal controls to include the regulations of the Sarbanes-Oxley Act of 2002, Section 404 (SOX 404). Section 404 of the Sarbanes-Oxley Act (SOX) requires all publicly traded companies to establish internal controls and procedures over accounting and financial reporting and to document, test, and maintain those controls and procedures to ensure their effectiveness. The results for the evaluation of the internal control system in accordance with the regulations of SOX 404 are published annually in the 20-F document that must be submitted to the United States Securities and Exchange Commission ("SEC"). Under Section 404, Evotec is required to include in their 20-f document with their annual filing:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting
- A statement identifying the framework used by management to evaluate the effectiveness of internal control
- Management's assessment of the effectiveness of internal control as of the end of Evotec's fiscal year end
- A statement that Evotec's external auditor has issued an attestation report on management's assessment

Evotec's internal control system is based on the globally recognized "COSO 2013 Internal Control - Integrated Framework" defined by the COSO organization (Committee of Sponsoring Organizations of the Treadway Commission). The aim of the Company's internal control system is to minimize the occurrence of procedural risks to an acceptance level. This also includes ensuring proper and effective accounting and financial reporting in accordance with national and international accounting standard and laws. The accounting based internal control system is designed in such a way that a timely, uniform and correct accounting entry of all business transactions based on applicable accounting standards is guaranteed.

All internal controls are defined and rolled out for all companies in scope with support of the Global Risk & Control department in close coordination with the departments involved. The internal control system,

including the accounting based internal control system, of Evotec comprises both process-integrated and process-independent protective measures. The process-integrated measures are organisational, automatic systems and controls that are built into structures and processes and ensure a certain level of protection.

Furthermore, internal guidelines and procedural instructions exist that regulate the implementation of process activities and controls and must always be complied with by the employees involved. The control mechanisms described apply both to the accounting processes on local and group level, which includes consolidation as well. In addition to process integrated measures, process-independent protective measures are conducted by the independent Global Internal audit function. This ensures the legally obligatory monitoring of the effectiveness of the internal control system by the Supervisory Board in accordance with § 107 paragraph 3 of the German Stock Corporation Act ("AktG"). Due to the additional obligations of SOX 404 the Internal Audit is responsible to perform a yearly independent audit of the internal control system over financial reporting. The results for the evaluation of the internal control system in accordance with the regulations of SOX 404 are published annually in the 20-F document that must be submitted to the United States Securities and Exchange Commission ("SEC"). The Internal Audit function reports on a regular basis to the Chief Financial Officer and at least on a quarterly basis to the Audit and Compliance Committee on the results of the audits of the accounting-related internal control system. Regardless, internal controls can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with applicable legal requirements for external purposes. During the reporting year, management identified certain weaknesses in our internal control over financial reporting. As a result, management has concluded that our internal controls over financial reporting are partially inadequate and not effective in the overall assessment.

— OVERVIEW OF CURRENT RISK SITUATION —

Evotec is exposed to various risks arising from its activities and from the sector. Each of these risks could have a significant negative impact on its general business, its financial situation and its results.

Evotec has classified the most important risks in the following categories: strategic risks, market risks, financial risks, legal/compliance risks, ownership and patent risks, HR risks, information technology risks, and operational risks.

In the following, the most relevant risks from Evotec´s risk assessment are reported. Established risk control measures are taken into account so that the following risk overview is based on a net risk perspective for the probability of occurrence and the financial impact. As part of our comprehensive risk and opportunity management, we also identify current and potential risks and opportunities arising from ESG (environmental, social and governance) aspects. In the following, Evotec describes the individual risk categories and indicate their risk classification. The order does not imply any valuation of the risks. As a result of the risk analysis for the material non-financial topics, no material risks within the meaning of Section 289c (3) sentence 1 no. 3 and 4 HGB from the company's own business activities or from business relationships are known at the reporting date - taking into account the risk mitigation measures - that are very likely to have or will have a serious negative impact on the non-financial aspects.

Evotec points out that an inevitable uncertainty in the risk assessment is implicit as risk assessments are subject to considerable estimations and require assumptions that not always can be verified through previous internal experiences or external sources.

The table below is an overview of these risks.

Changes in key financial figures, which serve as the basis for the quantitative risk assessment of some risks (e.g. turnover), can lead to an increase or decrease in the overall risk assessment. An increase or decrease in the risk position compared to the previous year may therefore be due to a change in the risk assessment and/or a mathematical valuation adjustment.

CORPORATE RISK OVERVIEW (AGGREGATED)	***Probability of occurence***	***Potential financial impact***	***Change compared with previous year***
1. Strategic risks			
Failure to achieve strategic targets	Medium	High	
Future risks to success in drug discovery and development	Medium	High	
Failure of mergers and acquisitions	Medium	Medium	
2. Market risks			
Political risks	Medium	High	
Commercial risks from out-licensing and licenced products	Medium	Medium	
Competitors and disruptive market participants	Low	High	
3. Financial risks			
Liquidity risk	Low	Low	
Currency risks	Low	High	↑
Loss of R&D tax credits	Very Low	High	
4. Legal/compliance risks			
Litigation	Low	High	
Regulatory risks	Low	High	↑
Product liability risks	Low	Low	
Quality risks in R&D	Medium	High	
General governance and compliance risks (fraud, corporate governance)	Medium	High	
Changes in tax laws, jurisdictions and interpretations by tax authorities	Medium	Medium	
5. Ownership and patent risks			
Patents and proprietary technologies	Medium	Medium	
Licences granted for partnered assets	Medium	Medium	
6. HR risks			
Loss of highly qualified staff (key employees)	Medium	High	↑
7. Information technology risks			
Loss of data	Medium	High	
Data integrity and protection	Medium	Medium	↑
GDPR and other similar jurisdictions	Low	High	↑
Cyber risks	Medium	High	
8. Operational risks			
Environmental, health and occupational safety risks	Low	Medium	
Supply chain risks	Low	High	↓
Process risks	Medium	High	↑
Major disasters on sites	Very Low	High	

Based on the principles of risk factor assessment described above, the Management Board believes that no risks have been identified currently that jeopardise the continued existence of Evotec, either alone or in a foreseeable aggregation.

1. Strategic risks

The risk of **failure to achieve strategic targets** depends on internal and external factors.

At the end of 2023, Evotec had more than 5.000 employees and, in connection with the growth of business and advancement of its pipeline, Evotec expects to increase the number of employees and the scale of Evotec's operations. To manage Evotec´s anticipated development and expansion, the company must continue to implement and improve its managerial, operational, legal, compliance and financial systems, and continue to recruit and train additional qualified personnel.

The company also routinely pursue new service offerings, such as its expansion into Contract Research Organization ("CRO") services

including, but not limited to, protocol preparation and review and regulatory preparation and submission. Evotec´s ability to sustain growth and secure new business is dependent on the biopharma industry's willingness and ability to invest into R&D and continued outsourcing.

The company´s business could be significantly impacted by any decline in R&D spending or outsourcing activities in the biopharma industry. Evotec is actively developing pipeline assets in many therapeutic areas and across a wide range of diseases. Successfully developing candidates for, and fully understanding the regulatory and manufacturing pathways to all these therapeutic areas and diseases requires a significant depth of talent and experience, resources, and corporate processes.

In case of limited resources, Evotec may not be able to effectively manage this execution and the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in its infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. For example, by expanding Contract Development and Manufacturing Organization ("CDMO") services, Evotec may become liable for acts or omissions made in connection manufacturing active pharmaceutical ingredients under GMP for the supply of clinical trials.

Additionally, the company consistently invests in and develop new cutting-edge technology platforms and services or products to enhance the competitiveness of its business. However, the failure to create demand for these new offerings could significantly impact operations and cash flows, thereby having an adverse effect on the company´s business strategy. As a specific example, JPOD2 development presumes matching demand and obtaing matching business operations. Should these not be realized or a significant delay occurs in the ramp up, Evotec would need to absorb the fixed costs.

Moreover, if Evotec´s new service offerings or platforms fail to generate the anticipated market demand, the company might not receive the desired return on investment, putting forecasted revenue and profitability at risk. The physical expansion of Evotec´s operations may lead to significant costs and may divert financial resources from other projects.

As a part of Evotec´s routine business operations, the company collects, analyses, and stores considerable volumes of data related to the activities conducted for its customers. The security of these data systems is crucial, as unauthorized third parties might attempt to gain access to this data for the purpose of data theft, disruption of operation, or financial gain. Evotec has encountered and expect to face various threats and breaches to its data and systems, as the frequency and complexity of these threats continue to grow. The contractual agreements Evotec has in place with customers typically include clauses on confidentiality of customer information. The confidentiality of such information could be compromised during such attempts, exposing Evotec to substantial risks. This could lead to significant consequences including termination of contracts, harm to customer relationships, damage to the reputation, and legal lawsuits. The events could not only have a material adverse effect on Evotec's operating and financial performance, they could also jeopardise the Group's overall strategic objectives and the achievement of its business goals.

Evotec faces **risks to success in drug discovery and development** due to failure whereas some of the factors of success are beyond its control. Evotec seeks to serve as a source of innovative drug candidates to potential partners. The company is advancing several active discovery and early-stage development assets that it intends to license to partners for clinical development and commercialization. Some of Evotec`s assets are not partnered, and if Evotec cannot find a suitable partner or agree on acceptable terms with a partner, the Company may not be able to generate a return on such assets.

Furthermore, the amount of its return on the investments in its own pipeline assets depends on many factors, such as the degree of innovation and strength of Evotec´s intellectual property position, as well as on external factors outside of its control. For example, Evotec´s ability to generate a return on the investments in its pipeline assets depends, in significant part, on its partners' R&D priorities and the market dynamics in each disease area.

The market environment, demand and competitive landscape for Evotec ´s individual pipeline assets might change significantly over time as certain diseases become prevalent or other treatment options emerge, that have a better safety and efficacy profile or become more readily available, thereby reducing the market opportunities for its pipeline assets in development. As a result, the commercial objectives of Evotec´s partners with respect to individual assets and the financial proceeds it may receive from partnering individual assets are highly uncertain, subject to factors outside of its control and could deviate significantly from its projections.

Furthermore, the changing market environment and commercial performance of Evotec´s partners could lead to strategic re-prioritization and discontinuation of some projects or partnerships, transferring the risk of further development and re-partnering of these assets to Evotec. Failure to successfully re-partner these assets could lead to additional costs and loss of potential revenue streams forecasted from these assets.

Whether Evotec is eligible to receive milestone and royalty payments is subject to the company´s partners' success in preclinical and clinical testing. The outcome of respective tests and trials is inherently uncertain, and Evotec neither controls nor drives the development process once our partners enter the clinical trial phase. Evotec´s partners also may experience unforeseen challenges during, or because of, any clinical trial that they conduct. This could significantly delay or even prevent successful product development and subsequent market approval.

Furthermore, there is a risk that milestone and potential license payments on future drug sales by partners will be lower than anticipated in Evotec´s strategic planning. This could thus lead to impairments of underlying individual intangible assets, affecting the Company´s liquidity and financial position and jeopardizing the corresponding strategic target in the medium to long term.

Evotec has strategic growth targets for the future which it might intend to achieve through organic growth but also through the acquisition of complementary service and research capacities so that the Company faces the **risk of failure of mergers and acquisitions**.

Evotec might intend in the future, as part of its expansion efforts, to undertake additional strategic acquisitions, however it may not realize the intended advantages of such acquisitions and investments, in particular if Evotec is unsuccessful in ascertaining or evaluating target businesses. For instance, Evotec's assumptions may prove to be incorrect, which could cause the Company to fail to realize the anticipated benefits of these transactions. If Evotec fails to realize the expected benefits from acquisitions or investments, whether as a result of e.g. unidentified risks or liabilities or integration difficulties, the Company's business, results of operations and financial condition could be adversely affected (e.g., impairments on goodwill or intangible assets). Moreover, Evotec may not be able to locate suitable acquisition or partnership opportunities. Following an acquisition, Evotec may not be able to successfully integrate the acquired business or operate the acquired business profitably. This is a risk that pertains to the existing setup of the company which included several acquisitions over the previous years. They continue to require investment and focus in order to continue to integrate them and obtain the lift through synergies. This can create a stress, especially on enabling functions. Not obtaining the synergies and optimal integration means that the full value anticipated upon purchase may not be realized. In addition, integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, might result in loss of key personnel and can prove to be more difficult or expensive than predicted. The diversion of the management's attention and any delay or difficulties encountered in connection with any future acquisitions could result in the disruption of Evotec's on-going business or inconsistencies in standards and controls that could negatively affect its operations, including the ability to maintain third-party relationships. If Evotec encounters difficulties integrating newly acquired assets or operations with its platform, its business and results of operations as a group may be adversely impacted. Moreover, if Evotec invests in new modalities and technologies, it may not be successful in integrating them into its platform offerings or generating customer or partner demand for them, which could result in failure to generate a return on Evotec's investment.

Some of the businesses Evotec may seek to acquire may be marginally profitable or unprofitable. For these businesses to achieve acceptable levels of profitability, Evotec may need to improve their management, operations, products and/or market penetration. Evotec may not be successful in this regard, and it may encounter other difficulties in integrating acquired businesses into its existing operations.

Further, as part of Evotec's **EVO***equity* model, Evotec invests in start-up companies and/or early development stage technology. In evaluating these opportunities, Evotec follows an evaluation process that considers factors such as potential financial returns, new expertise in emerging drug discovery and business benefits. Despite Evotec's best efforts to calculate potential return and risk, some or all of these companies the Company invests in may be unprofitable at the time of, and subsequent to, Evotec's investment. Evotec may incur losses from these investments, including the potential for future impairment charges on the investments, and the anticipated benefits of the technology and business relationships may be less than expected.

Evotec therefore strives to ensure the proper adjustment and smooth integration of the new companies' technologies, cultures, systems and processes and act as ONE Evotec. Based on the experience of past acquisitions, the Company makes use of all necessary resources and departments to ensure a smooth integration process.

2. Market risks:

Difficult political conditions are currently prevailing in various parts of the world which Evotec considers as political risks. While the health risks posed by the coronavirus have been significantly reduced due to increasing population immunity, geopolitical risks are currently emerging, particularly in connection with Russia's war in Ukraine and the Middle East conflict, as well as swelling conflicts between China and Taiwan. Both the direct influence of the war and indirect influences due to significant sanctions could have a negative impact on Evotec´s business. An expansion of the conflict beyond the borders of Ukraine would have beyond this considerable global consequences. The effects of the war are unpredictable and have the potential to continue to have a significant impact on the markets and financial markets, for example by leading to high currency volatility, inflation and an economic slowdown or even a recession. The war related energy crisis in particular, with all its implications, will be strongly influenced by political decisions in the future.

An increasing escalation and expansion of the trade conflict between the USA and China could have a significant direct and indirect negative impact on the Company´s business. For example, tariffs on Evotec´s customers' pharmaceutical products or active pharmaceutical ingredients could be increased or unstable conditions on the global markets could lead to delays in the market launch of Evotec´s partners' new medicines or make it more difficult for its partners and customers to supply patients globally. These effects mean that the Company´s customers and partners may be under increased cost, sales and margin pressure and may postpone, terminate or reduce the scope of strategic projects and new projects with Evotec. The Company maintains a close partnership and exchange with all its customers and partners in order to also monitor the financial situation and liquidity of these third parties. Irrespective of this, there is a risk that some of them may no longer be able to pay their invoices on time in future or may even become insolvent.

Although Evotec includes geopolitical developments and forecasts in its planning for future orders, sales and costs, there is a risk that such forecasts or outlooks may prove to be incorrect. Unforeseeable effects in world trade and global economic policy can therefore adversely affecting Evotec´s financial position and jeopardizing the corresponding strategic target in the medium to long term.

The **commercial risk from out-licensing and in-licensed products** is a risk in Evotec's view as Evotec depends in part on out-licensing arrangements for late-stage development, marketing and

commercialization of its pipeline assets. Dependence on out-licensing arrangements subjects Evotec's to a number of risks, including the risk that it has limited control over the amount and timing of resources that the Company's licensees devote to pipeline assets, that its licensees may experience financial difficulties or that its licensees may fail to secure adequate commercial supplies of pipeline assets upon marketing approval, if at all. Moreover, Evotec faces the risks that its future revenues depend heavily on the efforts of its licensees and that business combinations or significant changes in a licensee's business strategy may adversely affect the licensee's willingness or ability to complete the development, marketing and/or commercialization of the relevant pipeline assets. Finally, a licensee could move forward with a competing product candidate developed either independently or in partnership with others, including Evotec's competitors.

If Evotec or any of its licensees breach or terminate their agreements with Evotec or if any of its licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, Evotec may need to seek other licensees, or the Company may have to develop its own internal sales and marketing capability for its pipeline assets. Evotec's dependence on its licensees' experience and the rights of its licensees will limit Evotec's flexibility in considering alternative out-licensing arrangements for its pipeline assets. Any failure to successfully develop these arrangements or failure by Evotec's licensees to successfully develop or commercialize any of Evotec's pipeline assets in a competitive and timely manner will have a material adverse effect on the commercialization of the Company's pipeline assets.

To mitigate this risk to the extent possible, detailed project reporting is established within Evotec and stipulated in any collaboration agreement.

The biotechnology and pharmaceutical industries have grown rapidly in recent years, are intensely competitive and subject to rapid and significant technological change. Evotec faces the risk of **that competitors and disruptive market participants** may try to replicate Evotec's business model or introduce a more innovative offering that renders Evotec's services less competitive or obsolete.

As a result, Evotec is closely monitoring the competitive situation and the competitive environment. The Company´s mission is to discover best and first-in-class medicines for a broad range of difficult-to-treat diseases in collaboration with its partners. To that end, Evotec has built a comprehensive suite of fully integrated, next-generation technology platforms that it believes will transform the way new drugs are discovered. By leveraging the advanced capabilities of Evotec´s integrated platforms, it can provide solutions to its partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes. The industry in which Evotec operates is highly competitive, with many players pursuing similar scientific approaches. If the Company does not continually offer its partners innovative and cutting-edge solutions and remain at the forefront of precision medicine, the business may be materially and adversely affected. Moreover, Evotec´s business operations are subject to challenges because of industry pressures. The downward pressure on healthcare costs, particularly on prescription drugs, has intensified and Evotec´s partners are impacted accordingly. As the Company´s business is dependent on the continued health and growth of the pharmaceutical and biological industry, should the industry contract due to pricing pressure, Evotec´s business may be materially and adversely affected.

In the event competitors introduce more superior offerings, it could adversely impact its effect positioning, thereby impact revenues and financial conditions, and ultimately, the Company´s overall business strategy. If Evotec´s current customers or customer targets decide to continue working with one of our competitors it could have a significant adverse impact on the Group, especially if one of our key alliances are impacted. 35% of Evotec's revenue in 2023 was generated with 3 customers and 102 customer alliances generated revenue in 2023 of more than € 1.0 m. Evotec faces intensifying competition from Far East and Eastern European CROs, which present a compelling alternative for cost-conscious customers. This heightened competition poses a substantial challenge for Evotec as this could impact our market share. The growing emphasis on quality and expanding geographic presence poses a significant threat to the Company as they eat into our market share with their cost-sensitive offering. The growing presence of pharmaceutical companies into the biotech services space also increases the outsourcing options for biotech companies, heightening the risk of losing customers to these established players. Additionally, the emergence of disruptive AI biotech, pose a growing competitive threat in the drug discovery services space. These companies are increasingly competing with drug discovery service companies for deals and partnerships with big pharma companies. There is a risk that these companies could improve their wet lab capabilities, becoming more competitive in the drug discovery space, intensifying competition.

In addition, Evotec´s drug discovery and development efforts may target diseases and conditions for which there are existing therapies or therapies that are being developed by market players, who may have e.g., greater resources or superior manufacturing capabilities than Evotec does. Furthermore, any drug products resulting from the Company`s research and development ("R&D") efforts might not be able to compete successfully with others' existing or future products. These factors could increase competitive pressure on Evotec´s pipeline products, increasing the uncertainty of future cash flows from these assets, ultimately impacting its financial position and overall business strategy. Reasonable cost management continued development of capacities and technologies, diversification of revenues as well as revenues from valuable, result-driven alliances are critical factors for Evotec in maintaining a significant role in the world of drug discovery in the pharma and biotechnology sector.

Evotec addresses this risk with a diversified business model based on innovative, multifunctional technologies and platforms that took years to develop.

3. Financial risks

Revenue fluctuations, expenditures, external events, and changes in the business environment might negatively impact Evotec's short-to-medium term profitability and liquidity. Evotec participates in scientific

projects with milestone character in order to benefit financially from high success or specific results. However, these are usually linked to the successful achievement of an important scientific result or regulatory event, so that the outcome is uncertain due to the nature of scientific research and development. Therefore, despite our best efforts, there is a risk that these milestones will not be reached or will be reached later than planned, which may have a negative effect on the planned liquidity and margin. Evotec may also be exposed to liquidity risks from long-term fixed-price contracts if the planned cash inflows in connection with these contracts are lower than expected and if cost increases (e.g. inflation) were not sufficiently factored in and negotiated when the contracts were concluded.

As of 31 December 2023, Evotec had € 604.1 m in cash, cash equivalents and investments. However, Evotec's operating plan may change as a result of many factors currently unknown to the Company, and Evotec may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other partnerships and licensing arrangements, or a combination of these approaches. Even if Evotec believes to have sufficient funds for its current or future operating plans, the Company may seek additional capital if market conditions are favourable or if Evotec has specific strategic considerations. Evotec's spending will vary based on new and ongoing development and corporate activities. All options of refinancing are reviewed on a regular basis, including potential capital increases and the use of debt instruments. At the end of 2022, Evotec was able to secure € 150 m in additional financing from the EIB. In 2023, Evotec drew € 93.3 m of this loan to finance its research. To actively address any related risk and safeguard its cash position, Evotec has defined minimum liquidity levels and regularly undertakes scenario planning. In full compliance with the Company's investment policy, the general risk of losing a significant amount of cash in cash investments is mitigated by spreading investments in high-quality credit instruments across several banks and by monitoring these banks and investments on an ongoing basis. The selected instruments are used exclusively to secure the underlying transactions, but not for trading or speculation. Overall, Evotec believes to have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Evotec's business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, Pound Sterling and the Euro.

Evotec manages the **currency risks** via close market monitoring, forwards, natural hedges and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on Evotec order book. Despite active currency management, exchange rate risk cannot be eliminated due to unpredictable volatility. As a result, Evotec's business may be affected by fluctuations in foreign exchange rates, which may have a significant impact on its results of operations and cash flows from period to period. Currency exchange movements also impact Evotec's reported liquidity in respect of translating liquid assets held in US dollars (approximately 30% of Evotec's liquid assets) or pound sterling into Euros. In the course of 2023 we have reduced our currency exposure. On 31 December 2023, we hold 63% of our Liquidity in EUR improving from 50% at the end of 2022.

Interest rate risks may arise from inevitable negative interest on investments of available cash after capital increases, financing, etc. The increase in interest rates affects the interest charges on Evotec´s variable interest-bearing loans and leads to additional interest expenses. At the end of 2023, 15% of Evotec's loans have variable interest conditions. Additionally, the Company regularly maintain cash balances at third-party financial institutions in excess of applicable insurance limits and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to the assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, Evotec´s ability to access its existing cash, cash equivalents and investments may be threatened.

Default risks can arise as a result of a customer defaulting on payment. Our customers are generally financially stable pharmaceutical companies, research institutions and larger biotechnology companies, meaning that the risk can be classified as rather low.

4. Legal/compliance risks

Evotec strives to address legal risks as early as possible and respond pro-actively. Permanent measures are meant to entirely prevent any compliance violations.

Despite Evotec's pro-active measures, the Company is exposed to risks from **litigation** and cannot completely rule out infringements of legislation. As a result, Evotec is exposed to the potential risk that legal action, court rulings or out-of-court settlements may have adverse financial consequences. For major and/or complex transactions, Evotec pro-actively seeks external advice to mitigate the related risks.

The Company is bound by numerous complex contracts with a low degree of standardisation, in particular customer contracts. Contractual clauses that are flawed or contentious or unfavourable for Evotec may entail contractual risks like legal liability risks and financial risks. Evotec addresses this risk by continuously involving its corporate legal department as well as external legal advisers when needed. Thanks to this cumulative expertise of established review and contract drafting processes, Evotec has not recorded any judicial or material out-of-court settlements with customers in the past 10 years, so Evotec considers the risk to be low.

Evotec and its pharmaceutical and biotechnology customers and partners are subject to extensive regulations by the FDA and similar regulatory authorities in other countries for development, manufacturing and commercializing products for therapeutic or diagnostic use. Such regulations include but are not limited to, restrictions on testing on animals and humans, manufacturing, safety, efficacy, labelling, sale, advertising promotion and distribution of Evotec's or its partners' products. In addition, new laws and regulations to which Evotec and its customers and partners are subject may change in the future affecting

the viability of market entry for new products developed by the Company or the ability to continue certain projects for our customers and partners that may consequently be terminated at an early stage.

These **regulatory risks** and risks arising from **changing or stricter regulations** are addressed by continuously monitoring global and local legislations to ensure that looming changes are detected in time. For this purpose, Evotec also employs external partners such as consultants, auditors, and legal advisers under contract. Provided such connections exist, Evotec also engages in early dialogue with the authorities, e.g., regulatory authorities, to create transparency and ensure that its research and development activities conform to relevant legal and ethical requirements.

Regulations related to sustainability and environmental, social and governance ("ESG") issues have become increasingly important for companies in the recent years and are subject to rapid and ongoing development. Due to the growing report requirements with the EU Taxonomy, Supply Chain Act and Corporate Sustainability Reporting Directive ("CSRD"), the scope of reporting is increasingly enormous. Combining the financial report and sustainability report from the financial year 2024 onwards increases the relevance of the information but is also associated with increased additional work due to more complex auditing requirements. This requires enhancing cooperation between internal functions and with that preparation and further provision of capacities within the company.

The EU Taxonomy poses a challenge with the requirements for checking eligibility and alignment with the environmental objectives and disclosing financial KPIs. Specifically with the introduction of the CSRD, and with that the European Sustainability Reporting Standards ("ESRS") that will be applicable for financial year 2024 ongoing and are replacing the currently applicable CSR-RUG (German: CSR-Richtlinie-Umsetzungsgesetz) demand in metrics and detailed information is rising. The information thus departs from a compilation of sustainability data to the fact that information requires more strategy and an impacts analysis as a base. The analysis of the impacts now forms the ground of the materiality and thus the material topics that must be reported for companies. This may lead to increased regulatory, social or other scrutiny on our part. We have to perform this impact assessment and materiality analysis in preparation for the introduction of the standards in 2024.

Evotec analyses its business activities, business relationships, products and services to determine whether it has a positive and/or negative impacts and the severity and irremediably of those impact on sustainability aspects like the environment, corporate governance, business ethics, respect for human rights or the development of human resources (inside-out perspective).

Furthermore, the analysis of sustainability impacts on the course of business, the results or the situation of the company as opportunities and risks (outside-in perspective) must be included.

Furthermore, national and international regulations expect Evotec to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout its business activities and value chain. If the Company is not able to adequately meet the statutory reporting obligations and appropriately recognize and respond to the expectations of governments, society and investors with regard to sustainability aspects, Evotec could potentially have to pay significant fines and suffer damage to its reputation. In particular, companies are increasingly being evaluated using their performance on sustainability issues by investors, customers, suppliers and financial institutions.

In addition to Evotec own disclosure obligations, compliance with sustainability aspects is assessed by a large number of organizations and published externally. In addition, sustainability compliance is an increasingly legal obligation for institutional and professional investors, so an inadequate ESG rating may negatively impact the investment decisions of these investors. If any of these events were to occur, it could have a material adverse effect on the Company´s business, financial condition, cash flows and results of operations, and the market value of its common stock could decline.

Any failure on our part in this regard could also have a material adverse effect on Evotec´s reputation and the achievement of our strategic objectives. Evotec counters the risk by implementing a large number of countermeasures, such as growing cooperation and joint preparation between the Finance and ESG departments, expansion of capacities, introduction of new tools for reporting work, Impact and materiality analysis, introduction of a tool for complaints for human rights violations and introduction of a supplier management program.

The German Supply Chain Due Diligence Act was passed by the German Parliament in 2021 and is mandatory for Evotec from 2024 onwards. This new law obliges the Company to respect human rights and the environment and requires Evotec to implement legally defined due diligence obligations. One of the key elements of these due diligence obligations is the establishment of a risk management system. Such a risk management system is intended to identify, prevent or minimize risks of human rights violations and environmental damage. The due diligence obligations apply both to Evotec´s own business activities and to the actions of our contractual partners and suppliers.

If Evotec fails to comply with the German Supply Chain Due Diligence Act or if supervisory authorities are of the opinion that the Company has not complied with its due diligence obligations in accordance with this law, this may lead to official enforcement measures or other administrative penalties and fines. This may interrupt, or delay Evotec´s development activities and could have a material adverse effect on its business, financial condition, reputation and results of operations.

It is possible that the Company will be responsible for potential **product liability** stemming from product research, development or manufacturing and may face an even greater risk if any drug candidate that Evotec develops is commercialized. If Evotec cannot successfully defend itself against claims that drug products it develops with its partners caused injuries, the Company could incur substantial liabilities. Regardless of the merit or eventual outcome of such claims, any liability claims may result in e.g., decreased demand for any drug product that Evotec may develop with its partner, loss of revenues, significant time

and costs to defend the related litigation, initiation of investigations by regulators and injury to Evotec reputation and significant negative media attention. Evotec is covered by liability insurance, but notwithstanding such coverage, the Company's financial position or results could be negatively affected by product liability claims. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects.

Evotec acts very prudently and responsibly to prove that clinical product candidates are safe and effective for human use and approvable by regulatory agencies. In this context, the direct clinical development, the conduct of human trials and the interaction with the regulatory authorities are usually carried out by Evotec's licensing partners.

Evotec's business processes are designed to meet the highest scientific quality, and the progression of drug programmes and drug candidates in development partnerships is part of Evotec's non-financial performance indicators. The success of Evotec's business therefore hinges upon the fulfilment of both the Company's own and legal quality standards.

Parts of our operations are subject to current Good Manufacturing Practice ("cGMP"), Good Laboratory Practice ("cGLP") and Good Clinical Practice ("cGCP") requirements. Regulatory authorities and Evotec's customers may conduct scheduled or unscheduled (for cause) inspections of Evotec's facilities to monitor its Quality System and verify that it complies with regulatory requirements and with the terms of Evotec's quality agreements with its customers. Audit findings that can impact on patient's safety, are classified as "critical" and may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenues and in reputation. Evotec's manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing and testing facilities are subject to regulatory inspections by the national competent authorities in EU member states (including AIFA in Italy), the Medicines and Healthcare products Regulatory Agency ("MHRA") in the United Kingdom, the FDA, and other comparable regulatory authorities of other countries. If we are unable to reliably conduct the preclinical and clinical study and manufacture products in accordance with the regulatory requirements, we may not obtain or maintain the necessary authorizations. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. In addition, any failure of quality in the product could cause significant delays and additional costs required to remediate any deficiencies. Any failure in quality which can cause damage to the patient may be subject to civil and criminal penalties. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase Evotec's cost of goods, and have an adverse effect on Evotec's business, financial condition, results of operations and growth prospects. With reference to all activities performed in research or non-GMP development phases, a lack of quality can bring to generation of unreliable data, with consequent loss of time to repeat the experiments, increase of cost, loss of revenues and loss of reputation.

To minimise potential **quality risks in manufacturing and R&D activities**, Evotec has established a quality management system monitored by the Quality Assurance Committee. The Quality Assurance Committee submits regular reports to the Company's management, and it defines quality requirements. In addition, it is in charge of compliance monitoring, reviewing and reporting as well as the implementation of quality improvement measures.

In terms of **governance and compliance risks**, Evotec is mainly exposed to privacy breach and the potential risk of antitrust violations or fraud, e.g., through price fixing, illicit gratuities and the acceptance of unauthorised invitations.

Evotec's employees are obliged to adhere to the Company's Code of Conduct, which is applicable across the entire group. Compliance with internal company policies is paramount to the Company's success and ensures a safe work environment for its employees and early detection of potential risks. It is essential for Evotec to ensure that the Company in general and its employees individually conduct business in a legal, ethical and responsible manner. Employees are obliged to report any incidents they suspect of having breached the ethical guidelines laid out in the Company's Code of Conduct to their supervisor or to the Company's Compliance Officer. Investigations are currently underway into the late reporting of directors' dealings by the former CEO. Evotec has established appropriate guidelines and processes and therefore assumes that the investigations are directed exclusively against the person concerned and not against the Company. Evotec's corporate Legal & Compliance department is in charge of compliance monitoring. Its routine activities include reporting to the Management Board and the Supervisory Board, and the development and implementation of certain compliance guidelines and trainings.

Evotec operates in many different countries and is therefore potentially taxable in several countries and subject to various national tax laws and regulations. **Risks in the context with changes in tax laws and interpretations by authorities in jurisdictions of business operations** as well as findings based on audits by authorities in these countries can lead to additional tax expenses and payments, which can have a negative impact on the Company's business, its financial position and results. These unforeseen additional tax expenses can arise for a number of reasons. Due to the complexity of Evotec's business model, this could affect the tax treatment of individualized elements of customer contracts, the taxable presence of a group company in a tax jurisdiction, adjustments to transfer prices, the application of indirect taxes to certain transactions and the non-recognition of the benefits of double tax treaties. Furthermore, R&D tax credits in various countries contribute significantly to our financial performance. Influences can also arise from significant acquisitions, divestments, restructuring and other reorganizations. Global economic risks such as recessions or currency fluctuation can directly affect tax revenues. Governments may adjust tax policies or rates in response to economic downturn which may impact our business. Global technological risks, including the need of digitalization, impact tax compliance. Evotec must adapt to digital tax reporting and address risks related to data security. The cyber-attack was a clear operational disruption which also impacted tax revenues and may give rise to tax implications. Hence improvement of processes,

simplification of operating model and digitalization is a clear focus to manage tax risk. In general, Evotec works together with external consultants in all countries in which the Company operates to minimize any risks. In addition, Evotec regularly monitors the political and legal landscape in this regard but could not completely avoid the negative effect on its results due to the lack of influence and compensation options.

5. Ownership and patent risks

If Evotec's business activities conflict with patents or other intellectual property rights of third parties, activities may be suspended or there may be a legal dispute. Also, if Evotec believes that its patents or other intellectual property rights have been infringed upon by a third party, the Company might file lawsuits. These actions could have an influence on Evotec's financial position or results.

The risks associated with intellectual property include the two main general risks **patents** and **proprietary technologies** as well as **licenses granted for partnered assets**.

Different risk scenarios could arise which Evotec subdivides in the following risk areas. The Company's success depends in part on Evotec's ability to develop, use and protect its proprietary methodologies, software, compositions, processes, procedures, systems, technologies and other intellectual property. To protect its intellectual property position, Evotec primarily relies upon trade secrets, confidentiality agreements and policies, invention assignments and other contractual arrangements, trademark registrations and copyrights. Although Evotec's patent portfolio is not material to certain aspects of its business as a whole, Evotec has filed patent applications in the United States, Europe and abroad related to the Company's pipeline assets, processes or other technologies (including methods of manufacture). Evotec's collaboration partners also file patent applications on their development assets on which Evotec may earn milestones and royalties. Evotec may not be able to apply for patents on certain aspects of its current or future pipeline assets, processes or other technologies and their uses in a timely fashion or at a reasonable cost. Even issued patents may later be found invalid or enforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future ***protection for Evotec's intellectual property*** and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Evotec's rights or permit Evotec to gain or keep any competitive advantage. Additionally, Evotec's intellectual property may not provide the Company with sufficient rights to exclude others from copying Evotec's processes and technologies or commercializing pipeline assets. If Evotec does not adequately obtain, maintain, protect, defend and/or enforce its intellectual property and proprietary technology, competitors may be able to use Evotec's proprietary technologies and erode or negate any competitive advantage Evotec may have, which could have a material adverse effect on Evotec's financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Evotec or any of Evotec's current or future licensors or partners will be successful in prosecuting, obtaining, protecting, maintaining, enforcing and/or defending patents and patent applications necessary or useful to protect Evotec's proprietary technologies (including pipeline assets and methods of manufacture) and their uses. Furthermore, the ***patent prosecution process*** is also expensive and time-consuming, and Evotec may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner or in all potentially relevant jurisdictions.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law and such ***changes in patent laws*** or in interpretations of patent laws may diminish the value of Evotec's intellectual property. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. As a result, the issuance, scope, validity, enforceability, and commercial value of Evotec's patent rights are highly uncertain.

Evotec's ability to enforce its owned (solely or jointly), and in-licensed patent and other intellectual property rights depends on Evotec's ***ability to detect infringement, misappropriation and other violation*** of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor's or potential competitor's product or service, and in some cases Evotec may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. Evotec may not prevail in any lawsuits that Evotec initiates, and the damages or other remedies awarded if Evotec was to prevail may not be commercially meaningful. If any of Evotec's owned (solely or jointly) or in-licensed patents covering Evotec's pipeline assets, processes or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of Evotec's pipeline assets, processes or other technologies, the Company's competitive position could be harmed or Evotec could be required to incur significant expenses to protect, enforce or defend Evotec's rights.

Evotec currently has rights to certain intellectual property, through its owned (solely or jointly) and in-licensed patents and other intellectual property rights, relating to identification and development of its pipeline assets, processes or other technologies. Evotec's pipeline assets, processes or other technologies could require the use of intellectual property and other proprietary rights held by third parties and their success could depend in part on Evotec's ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, Evotec's pipeline assets may require specific formulations to work effectively and efficiently, and these intellectual property and other

proprietary rights may be held by others. Evotec may be ***unable to secure such licenses or otherwise acquire or in-license from third parties*** any compositions, methods of use, processes or other third-party intellectual property rights that Evotec identifies as necessary or considers attractive, on reasonable terms, or at all, for pipeline assets, processes and other technologies that Evotec may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that Evotec, or Evotec's partners, may consider attractive or necessary. These established companies may have a competitive advantage over Evotec due to their size, cash resources, and greater clinical development and commercialization capabilities. Any of the foregoing could have a material adverse effect on Evotec's competitive position, business, financial conditions, results of operations and prospects.

Evotec's owned (solely or jointly) and licensed patents and patent applications may be subject to validity, enforceability, and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability. Some of Evotec's patents or patent applications (including licensed patents and patent applications) may be challenged at a future point in time in opposition, derivation, re-examination, inter partes review, post-grant review or interference or other similar proceedings. Any successful ***third-party challenge to Evotec's or Evotec's licensors' patents*** in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to Evotec's business, which could have a material adverse effect on Evotec's business, financial condition, results of operations and prospects.

Evotec may ***not be aware of all third-party intellectual property rights*** potentially relating to its assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Evotec might not have been the first to make the inventions covered by each of Evotec's pending patent applications and Evotec might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, Evotec may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the United States Patent and Trademark Office ("USPTO"), or other similar proceedings in non-US jurisdictions (e.g., within the jurisdiction of the "Deutsches Patent und Markenamt" DPMA or European Patent Office EPO), that could result in substantial cost to Evotec and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over Evotec's patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain.
Furthermore, if third parties bring these proceedings against Evotec's patents, regardless of the merit of such proceedings and regardless of whether Evotec is successful, Evotec could experience significant costs and Evotec's management may be distracted. Any of the foregoing events could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Evotec's commercial success depends in part on its ability and the ability of future partners to develop, manufacture, market and sell Evotec's assets and use Evotec's assets and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology industry, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and re-examination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. Evotec may be exposed to, or threatened with, ***future litigation by third parties*** having patent or other intellectual property rights alleging that Evotec's assets, manufacturing methods, software and/or technologies infringe, misappropriate, or otherwise violate their intellectual property rights.

Patents have a limited lifespan. Most international jurisdictions provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering Evotec's or its partners' assets, processes and other technologies and their uses are obtained, once the patent term has expired, Evotec may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. Any of the foregoing could have a material adverse effect on Evotec's competitive position, business, financial conditions, results of operations and prospects.

6. HR risks

The loss or misconduct of **highly qualified staff** and facing challenges in recruiting adequate personnel for replacement or new roles poses significant risks for Evotec across various dimensions. Firstly, it results in a depletion of expertise essential for operations, especially in niche scientific areas, disrupting workflow and productivity as remaining employees' shoulder additional responsibilities, potentially leading to burnout and decreased efficiency. Integrating new hires further impacts productivity. The departure of key team members affects team dynamics, morale, and institutional memory, making it challenging to maintain continuity and make informed decisions in the future. High turnover tarnishes the organization's reputation, signalling instability and impacting the bottom line due to recruitment, training, and productivity losses. In today's competitive landscape, Evotec heavily relies on its human capital to maintain a competitive edge. Losing highly qualified staff can put us at a significant disadvantage compared to competitors with stable and skilled workforces. Despite operating in an attractive industry and market environment, Evotec faces strong competition in the recruitment market, where short-term hiring can be challenging. Furthermore, the departure of key staff members can result in the loss of clients and projects, as they often play crucial roles in maintaining relationships and delivering successful outcomes.

To mitigate the risk, Evotec has devised a comprehensive strategy. Global succession planning ensures a pipeline of qualified individuals for key roles. **EVO***academy* offers web-based training, fostering a culture of continuous learning. **EVO***talks* provide structured feedback, promoting transparency and communication. Talent Identification and Talent Management programs recognize and nurture high-potential employees, ensuring long-term success. **EVO***lead* and Global Talent Acquisition expedite recruitment and onboarding processes, maintaining high standards. Regular follow-ups on engagement surveys through **EVO***voice* demonstrate commitment to employee satisfaction. Evotec's proactive approach underscores its commitment to mitigating the risk of losing key personnel, strengthening its competitive position, and ensuring long-term success.

7. Information technology risks

Evotec collects and maintains information in digital form that is necessary to conduct Evotec's business, particularly for purposes of Evotec's PanOmics, PanHunter, J.DESIGN and induced Pluripotent Stem Cell ("iPSC")-based drug discovery platforms, and Evotec is highly dependent on its information technology systems. In the ordinary course of Evotec's business, the Company collects, stores, and transmits large amounts of confidential information, including intellectual property, proprietary business information, human samples and personal information. Evotec has also outsourced elements of its information technology infrastructure, and as a result several third- party vendors may or could have access to confidential information.

To protect against cyber-attacks and cybercrime, Evotec uses anti-virus and anti-malware programs as well as firewalls set up at relevant entry points. In addition, systems are updated as often as possible to install new versions or patches that provide better secured access and higher protection against malware and viruses for all possible systems. Systems that can no longer be updated for technical reasons (e.g., lack of technical support) are isolated from the main network or replaced where feasible. In addition, the relevant employees (e.g., in the finance and IT departments) are trained and regularly informed about the risks and possible impending attacks.

Evotec´s information technology systems, including its internal computer systems, and data have been and may continue to be vulnerable. As previously disclosed, on April 6, 2023, the Company was the victim of a ransomware incident that has continued to impact its operations. Upon learning of the incident, Evotec immediately retained a team of third-party forensic, incident response and security professionals and engaged external counsel to respond to and contain, as well as to investigate and determine the full scope of, the incident. The Company also notified law enforcement officials and confirmed that it has certain insurance coverage for such incidents. However, there is no guarantee that Evotec will be fully reimbursed for all expenses incurred in connection with the incident. The incident has caused, and may continue to cause, delays in the Company´s operations and result in a deferral or loss of revenue and incurrence of incremental costs that may adversely impact its results of operations, cash flows and financial condition and the trading price of our Common Stock.

As a result of the ransomware incident and any future **cyber security incidents**, information stored on our networks may be manipulated, publicly disclosed, and permanently lost. Any such breach or other loss of information could result in legal claims or proceedings and liability under laws that protect the privacy of personal information, as well as regulatory penalties. Evotec cannot guarantee that third parties will not be able to access or otherwise breach its systems without authorization in the future. Such unauthorized access or breach could adversely affect the Company´s business, results of operations and financial condition, and there can be no assurance that there will not be future cyber security incidents or vulnerabilities.

Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Evotec may be unable to anticipate these techniques completely or implement adequate preventative measures in the future as well. Evotec may also experience security breaches that remain undetected for an extended period. If any such material system failure, accident or security breach were to occur and cause interruptions in Evotec's operations also in the future, it could result in a material disruption of Evotec's development programs and the Company's business operations, whether due to a loss of Evotec's trade secrets or other proprietary information or other similar disruptions. Any such breach, loss or compromise of clinical trial participant personal data, including in connection with PanHunter, may also subject Evotec to civil fines and penalties. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, Evotec could incur internal costs or liability, Evotec's competitive position could be harmed and the further development and commercialization of Evotec's partners' product candidates could be delayed.

To minimize the **risk of losing data**, Evotec invests in the development of a new and more secure infrastructure based on international best practices in Cyber & IT security. In addition to technical measures, structural and procedural changes are made in Information Security, IT and IT Security to continuously review and improve security. Awareness campaigns are conducted to inform employees about current threats. These measures reduce the effect of hazards such as natural disasters, power failures, system upgrade failures, theft and data corruption as much as reasonably possible. As a result of the ransomware attack on 6 April 2023, all security measures and precautions are being extensively reviewed and enhanced with outside consultants and security experts as part of the recovery from the external attack. Nevertheless, there is no assurance that there will not be cyber security incidents or vulnerabilities that will have a material adverse effect on us in the future.

Compliance with corporate guidelines relating to **data integrity and protection**, which also regulate the assignment of access rights, is mandatory. The Company performs regular IT risk assessments to identify and rectify weaknesses. A Security Committee reviews and discusses threats and risks on a regular basis and decides on the implementation and handling of mitigation measures. High risks are communicated to the Management Board and the Supervisory Board.

The risks named above are given the highest priority regardless of the fact that potential damage can vary greatly depending on scale, duration and cause.

Considering the significantly expanded regulations under **General Data Protection Regulation ("GDPR") and other similar jurisdictions**, Evotec is permanently reviewing the handling of relevant internal and external data and its respective flow, storage and access. If Evotec fails to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert Evotec has failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties. This may be onerous and may interrupt or delay Evotec's development activities, and adversely affect the Company's business, financial condition and results of operations. Evotec has to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains GDPR in United Kingdom national law. The European Commission has adopted an adequacy decision which will automatically expire on 27 June 2025 unless the European Commission re-assesses and renews/extends that decision. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains therefore unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase Evotec's overall risk exposure. Other jurisdictions outside the European Union are similarly introducing new or enhancing existing privacy and data security laws, rules and regulations, which could increase Evotec's compliance costs and the risks associated with non-compliance. Regarding the US the newly adopted adequacy decision by the European Commission (Data Privacy Framework ("DPF") - 10.07.2023) for the transfers between EU-US, finds that the US has introduced new safeguards and mechanisms ensuring an adequate level of data protection 'essentially equivalent to the level of protection within the EU', for companies that commit themselves to a detailed list of privacy obligations similar to the GDPR, apply to join the DPF, and are then placed on the DPF list by the Department of the Commerce ("DoC"). Misleading or improper claims of being certified will be subject to enforcement action by US enforcement authorities. There is the possibility of another challenge to the DPF in the future. These changes may lead to additional costs in case of certification under the DPF. However a penalty risk due to the adequacy decision is improbable and the risk is rather low. Privacy and data security laws are rapidly evolving and the future interpretation of those laws is somewhat uncertain. Evotec cannot guarantee that it is, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with privacy and data security laws, including the GDPR. Another influence to the GDPR compliance is the upcoming AI Act. The Council of the European Union and the European Parliament have reached an agreement on the EU AI Act which is expected to be formally adopted in early 2024. The final version, to be expected in 2024 needs a close assessment and risk assessment in terms of data protection. Generally, enforcement uncertainty and the costs associated with ensuring compliance with privacy and data security laws, including the GDPR may be onerous and adversely affect Evotec's business, financial condition, results of operations and prospects. If any of these events were to occur, the Company's business and financial results could be significantly disrupted and adversely affected.

In this regard, the Company needs to intensify its employee training efforts to increase awareness of the need to review and adjust internal data protection procedures and improve restricted access applications. In addition, Evotec has defined routines and installed internal and external contact persons in the event of certain potential types of data breach.

8. Operational risks

Evotec continuously enhances its operational risk management and optimises the accountability and performance assessment mechanism of all departments and functions. The Company actively gathers data on operational risk to enable proactive risk prevention opportunities. The long-term objective is to monitor the level of operational risk across the Group monthly to gain insights preventively, thereby reducing the Company's operational risks and saving costs in the long term.

The nature of our operating activities exposes Evotec to a wide range of **health, safety and environmental risks**. Our EHS teams and management systems help identify these risks and drive performance improvements by setting and advising of industry standards, compliance requirements and through minimising complexity. Looking forwards we are building governance and competence in the EHS function as we look to establish a deeper focus on proactive risk management along, aligned with the global trends, ongoing compliance developments and client expectations in this space.

Evotec's business depends on a reliable supply of various materials for its laboratories and production. Due to Evotec's business model, short-term order inquiries are unavoidable, so that delivery bottlenecks can lead to delays in projects and production and thus have a negative impact on Evotec's capacity planning and earnings situation. Price increases for laboratory and production materials, but also for electricity and gas, represent a financial risk. Evotec faces this risk by working closely with its suppliers and using different sources of supply. Due to regulatory requirements, however, Evotec is not always able to switch to other sources of supply, so that it cannot fully mitigate the risk. Evotec tries to limit the risk by reviewing and monitoring Evotec's supplier relationships, a continuous exchange with the operational areas for the early identification of needs and constant market analyses for alternatives to our single source supplier. In the context of the Russia/ Ukraine conflict and the new rekindled Israel-Hamas conflict with impacts like disrupting the transit via the Strait of Hormuz, Evotec is facing a **procurement risk** due to short-to-medium-term increasing energy prices since about one third of the gas and oil is transported via that route and would have to be re-routed with impact on increased transportation time, costs and availability of materials and goods. Nevertheless, the risk has decreased compared to 2022, mainly due to the inclusion of additional costs in the budget and a trend towards an easing of the situation on individual procurement markets, particularly

the energy market. Despite a positive trend on the energy price market, it remains heavily influenced by political decisions and unpredictable geopolitical developments. Interruptions such as production stop at Evotec´s sites because of having no materials are therefore currently not predictable.

For the operation of Evotec´s complex global business, the Company has opted for a best-of-breed approach, i.e. it uses the best system solution for different business processes and connect the various systems using middleware. In this way, Evotec achieves comprehensive coverage of the various business processes and a high degree of accuracy of fit. In the past, acquisitions and in-house developments have resulted in a heterogeneous system landscape that no longer does justice to this approach. As a result, a process landscape has developed in which many (financial) processes are associated with a high number of labour-intensive, manual work steps, which increases the **process risk** of errors in Evotec´s day-to-day business. Evotec is therefore working on a sustainable improvement of the system landscape as part of the reconstruction after the cyber-attack in April last year in order to largely automate manual processes, digitize and standardize business processes and transfer them into a legally compliant process framework. The new system landscape is intended to simplify work in all areas of the company, ensure end-to-end data conformity and provide a clean basis for business decisions. The implementation and operation of new processes and IT projects are associated with certain risks. Failure to integrate properly with other systems Evotec uses, possible loss of data or information, cost overruns and delays could have a negative impact on the Company´s business activities and the effectiveness of its internal controls.

In the event of a disruptive **major disaster** that results in stoppages of the Group's activities on one or multiple sites, or in damages and/or interruptions to the operations of key suppliers, Evotec may be forced to suspend or incur significant delays in parts or all of its activities. In each case, there is a potential risk that the Company's financial position and operating results may be substantially affected. Evotec therefore rates this risk as high from a financial standpoint. In addition, the implementation of research and development plans may be impacted by damages to Evotec's research facilities as well as medical and other institutions at which testing is conducted. In case of major unforeseeable disasters such as extreme weather events or earthquakes (especially in risk areas like Seattle, US), Evotec may suffer loss of business due to inability to execute contracts and fulfil client deliverables. Evotec has created business continuity plans as well as disaster recovery plans and has insurances for these rare events.

OPPORTUNITIES REPORT

In addition to possible risks, Evotec also identifies and evaluates opportunities arising from its business activities. Some of the Company's significant opportunities are described below.

Biotechnology has emerged as one of the key technologies of the 21st century. The growing demand for the development and production of innovative pharmaceuticals presents considerable opportunities for biopharma companies. The crucial role played by the biotechnology industry in developing vaccines against COVID-19 highlights the sector's importance in addressing global health challenges. Aside from the COVID-19 pandemic, the biopharmaceutical industry possesses immense growth potential, given the significant number of diseases currently deemed untreatable. Furthermore, the demographic shift towards an ageing population, the increasing prevalence of chronic disease, and significant unmet needs in numerous diseases underscores the need for innovative therapeutic interventions.

The expanding need for innovative medicines as well as continued growth of the biopharmaceutical market creates significant opportunities for Evotec across the drug discovery and development continuum.

Over the past decade, the biopharmaceutical industry has faced considerable challenges such as patent cliffs, shifting economic conditions, heightened competition, and cost pressures, all of which have adversely affected its innovative output and productivity. Recent research underscores the crucial role of external innovation as a key driver for positively influencing productivity within this industry. One avenue that has been found to enhance productivity is outsourcing. This approach not only grants access to cutting-edge technologies but also contributes to improved operational efficiency. Outsourcing allows companies to convert fixed costs into variable costs, facilitating greater flexibility. Additionally, it enables risk-sharing and provides access to specialized expertise across various spend categories. Findings suggest that biopharma assets sourced via open innovation approaches are three times more likely to be successful than those sourced via traditional approaches. In 2021, 70% of the top 10 biopharmaceutical products were sourced via external innovation, highlighting the role of external innovation in biopharma pipeline development.

Evotec is in a position to leverage these market opportunities and therefore pursues a business model that protects its existing business while also generating future business opportunities. Evotec is a provider of high-quality drug discovery, development, and manufacturing services. Its excellent reputation in the market plays a major role in retaining existing customers and generating new business. In addition, Evotec goes to great lengths to continuously upgrade and expand its technological capacity and ensure continued superior quality in its products and services, thereby generating business opportunities. Evotec's capabilities and platforms are well established in the industry and have generated a significant growing revenue stream over the past years. This has resulted in a high level of customer satisfaction, which Evotec can leverage to generate new business. Evotec's excellent reputation is also reflected in its long-standing business relationships with internationally renowned customers. These long-standing and

growing business relationships can serve as a proof of quality of Evotec's work for other companies and thus open up opportunities for Evotec to establish new customer relationships. Evotec is well positioned to leverage current trends like AI and multi-omics-driven drug discovery, growing demand for biotherapeutics, and growing demand for IND-enabling services with its service offering. Furthermore, Evotec's business strategy enables expansion of its business activities through both organic and inorganic growth, including acquisitions and partnerships, contributing unique technologies or skills that complement the Company's drug discovery offering. This could have a positive impact on the Company's business and its strategic and financial targets.

To support strategy and growth, Evotec invests in early stage pioneering biotechnology companies with the goal of developing medicines that matter to transform the lives of patients. Evotec is building long standing relationships with venture partners to create paradigm shifts in drug discovery and development through the Group's highly innovative platforms, technologies, and outstanding drug discovery expertise. Through access to both, funding and operational support, Evotec empowers companies to accelerate their innovation potential. These investments are placed in areas of high unmet medical need including oncology, metabolic diseases, neuroscience, and public health.

Evotec's in-house developed data analysis platform PanHunter provides Evotec with easy access to the currently exponentially growing amount of PanOmics data. With its official launch as commercial software in 2022, Evotec has added a new software perspective to its business activities in the drug discovery market, leveraging the market momentum for multi-omics data analysis. This offers the opportunity to build another well-scaling pillar and can thus have a very positive impact on Evotec's corporate and financial targets.

Evotec's financial position has enabled it to continue making a wide range of investments, including an additional biologics facility (J.POD) in France, iPSC lighthouse in Hamburg, novel cell and gene therapy projects, the expansion of its presence in the US and Europe, as well as proprietary research projects that further development of its proprietary drug discovery and development platform. The new J.POD facility in France opens several opportunities for Evotec. Not only will the manufacturing capacities in Europe be attractive for European clients, but also for non-European clients with the intent to establish supply from Europe. As J.POD Toulouse is replicated from J.POD Redmond, it further serves as potential back-up solutions for clients which brings more trust and reliability for our existing and future clients. The innovation and the absence of such biomanufacturing capacities in Europe were also identified as strategic by the French authorities, who supported the set-up of JPOD Toulouse, which underlines the opportunities through the plant for Evotec. The design of Evotec's process is innovative (intensified and continuous manufacturing). It allows high throughputs and requires significantly lower investment compared to classical processes, thus reducing drastically manufacturing costs and offering the opportunity of larger access to innovative drugs. This is an opportunity to open new markets or to address the biosimilars market. Those markets are offering potential high growth rates.

In addition, Evotec's current business strategy enables it to evaluate potential M&A opportunities and generate potential exit points for higher value partnerships through its co-owned partnered pipeline.

A major pillar of Evotec's strategic plan is the creation of an extensive co-owned pipeline of product candidates typically without taking the financial risk of clinical development. The Company's many development partnerships with pharmaceutical companies represent significant strategic opportunities. Evotec participates in the potential success of several clinical assets currently. These clinical development programs are financed by the Company's partners and therefore do not involve any financial risks for Evotec (apart from the risks inherent in the companies themselves in which Evotec holds an interest). However, they do harbour significant value creating potential. Evotec also continuously invests in academic or internal R&D projects. These projects are positioned as starting points for future strategic partnerships with significant potential for long-term commercial value creation.

Evotec co-owns a strong pipeline of more than 80 partnered programmes and more than 60 unpartnered projects. Assuming industry standard attrition rates and Evotec's broad co-owned portfolio, the probability increases that one or more product opportunities will reach the market and generate significant royalty streams which will contribute to the economic success of Evotec. As Evotec's conservative mid-term financial planning does not yet assume any contribution from our partners' product commercialization and subsequent commercial milestone and royalty payments, any successful product commercialization would provide significant upside to Evotec's business planning and profitability.

Human resources are highly valuable assets for companies in the pharmaceutical and biotechnology industries. The rapid pace of innovation and evolution in the field warrants the need for skilled professionals. The Company believes that its success in alliances and partnerships is attributable to its key personnel. Retention of employees who have outstanding expertise and skills in the long term may have a positive impact on the Company's business and its strategic and financial targets, generating new business. Furthermore, Evotec's strong focus on innovation for medicines that matter, increased emphasis on diversity, and positive work culture make it an attractive workplace for highly qualified talent.

Report on Strategy and future Perspectives

The information set forth in this section contains forward-looking statements concerning future events. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

OUTLOOK

— BUSINESS DIRECTION AND STRATEGY —

In accordance with the strategic Action Plan 2025, Evotec's management focuses on sustainable growth and value creation by expanding the Company's position as a leader in external innovation to co-create pipelines by offering high-quality drug discovery and development solutions typically in partnerships, to its pharma and biotech partners as well as to mission-driven foundations and academic institutions. By collaborating with partners and applying state-of-the-art platforms and suitable therapeutic modalities, Evotec aims to develop first- and best in class therapies that have disease modifying properties and ideally the potential to deliver functional cures. Evotec will continue to focus on the following strategic areas:

–Just – Evotec Biologics
–End-to-End Shared R&D
–PanOmics
–IPSC

The strategy of sharing the success of Evotec's proprietary platforms is expected to result in the building of an extensive co-owned pipeline, which will form the basis for future royalty payment streams.

— MACROECONOMIC CONDITIONS OUTLOOK —

According to the World Bank Group Global economic activity continues to weaken, due to the effects of tight monetary policies, restrictive financial conditions, and weak global trade growth. After a sharp slowdown in 2022 and another decline in 2023, global output growth is expected to fall slightly in 2024, marking the third consecutive year of deceleration.

The recent conflict in the Middle East has heightened geopolitical risks and raised uncertainty in commodity markets, with potential adverse implications for global growth. This comes while the world economy is continuing to cope with the lingering effects of the overlapping shocks of the past four years — the COVID-19 pandemic, the Russian Federation's invasion of Ukraine, and the rise in inflation and subsequent sharp tightening of global monetary conditions.

Global economic development - modest growth rates projected for 2024 and 2025

Following the economic outlook of the Organization for Economic Co-operation and Development ("OECD") from February 2024, global growth in 2024 is continuing, although the pace of growth in the single countries and regions remains uneven and inflation is still above target values. The OECD outlook projects a global GDP growth of 2.9% in 2024 and a slight improvement to 3.0% in 2025. Asia is expected to continue to account for the majority of global growth in 2024 and 2025, as it already did in 2023. Inflation is expected to continue its gradual decline, as cost pressures ease. Headline inflation in G20 countries is expected to decline from 6.6% in 2024 to 3.8% in 2025. Core inflation in the G20 advanced economies is projected to fall back to 2.5% in 2024 and 2.1% in 2025.

The OECD outlook highlights a number of challenges: Geopolitical tensions as the war in Ukraine continue to be a major source of uncertainty and have increased further as a result of the developing conflict in the Middle East. Shipping costs and supplier delivery times have increased due to the threats to shipping in the Red Sea. In case of an escalation, these factors could result in renewed price pressure in the goods sectors and jeopardise the expected economic recovery. OECD estimates that a doubling in shipping costs, if persistent, would increase consumer price inflation in the OECD by 0.4 percentage points after around one year.

Monetary policy should remain prudent to ensure that inflationary pressures are durably lowered. Policy rates may be cut in most major economies this year if disinflation continues, but the pace of rate cuts will

depend on the data and will vary from country to country. The outlook also points to the need for governments to act in the face of increasing fiscal pressures and adjust fiscal policy to address longer-term challenges to growth, including high levels of public debt, the need to improve educational outcomes for future generations and climate change. Revitalising global trade is also crucial to improve the prospects for growth and economic development around the world.

The January 2024 World Economic Outlook Update of the International Monetary Fund ("IMF") projects global growth to reach 3.1% in 2024 and 3.2% in 2024. Global inflation is expected to fall faster than expected to 5.8% in 2024 and 4.4% in 2025.

GROWTH PROJECTIONS

World Economic outlook update January 2023 (in %)


Global Economy
3.1
3.1
3.2
2023
2024
2025
Advanced Economies
1.6
1.5
1.8
2023
2024
2025
Emerging Market & Developing Economies
4.1
4.1
4.2
2023
2024
2025

Evotec's revenue split is geared towards a larger contribution from partners based in the US. (60%; 2022: 56%), while Europe accounts for about one third of revenues (36%; 2022: 37%) and a very small share is generated in the rest of the world (predominantly Japan). Hence, the Company limits the macro-economic analysis by region to the two main areas the U.S. and Europe.

US – Lower growth

For the United States the OECD forecasts a growth of 2.1% for 2024 and 1.7% for 2025, as consumers continue to spend their savings accumulated during the COVID-19 pandemic and financial conditions ease.

Based on the International Monetary Fund, growth in the United States is expected to fall from 2.5 percent in 2023 to 2.1% in 2024 and 1.7% in 2025, with the lagged effects of monetary policy tightening, gradual fiscal tightening, and a softening in labour markets slowing aggregate demand. For 2024, an upward revision of 0.6 percentage point since the October 2023 World Economic Outlook largely reflects statistical carry-over effects from the stronger-than-expected growth result for 2023.

According to the US Bureau of Labor Statistics ("BLS") on an annual average basis inflation significantly decreased in the US from 8.0% in 2022 to 4.1% in 2023. In December 2023, inflation amounted to 3.4%. Looking ahead to 2024, BLS expects inflation further to decrease to an average of 2.6%.

Europe – Slight economic recovery expected

Following the OECD, in the Eurozone, GDP growth is expected to be 0.6% in 2024 and 1.3% in 2025, with economic activity remaining subdued in the short term due to tight credit conditions before picking up as real incomes rise.

According to the IMF, growth in the eurozone will recover from its low rate of an estimated 0.5% in 2023, due to a relatively high burden from the war in Ukraine, to 0.9% in 2024 and 1.7% in 2025. The recovery is expected to be driven by stronger household consumption as the impact of the energy price shock fades and inflation falls, supporting real income growth. Compared to the WEO forecast from October 2023, however, growth for 2024 has been revised downwards by 0.3 percentage points, which is mainly due to the carry-over of the weaker than expected result for 2023.

The European Central Bank ("ECB") projects inflation in the Eurozone to significantly decline from 5.4% in 2023 to 2.3% in 2024 and 2.0% in 2025.

Germany: Restrained growth and declining inflation

In its December report, the German Bundesbank stated that the German economy will recover in the coming years, albeit with a time lag. At present, weak foreign demand from industry, hesitant private consumption and higher financing costs for investments due to the tightening of monetary policy are still holding back growth. From the beginning of 2024, however, the German economy should return to a path of expansion and gradually gain momentum. Exports will increase due to expanding foreign sales markets and private households will increase their consumer spending as their real incomes rise significantly thanks to a stable labour market, strong wage growth and falling inflation. In contrast, private investment will initially continue to decline and will only provide moderate impetus again from 2026.

The current projection assumes that after a slight decline of 0.1% this year, real gross domestic product (GDP) will increase by 0.4% in 2024, adjusted for calendar effects. In 2025 and 2026, the economy will grow by 1.2% and 1.3% respectively. The main reasons for this are weaker foreign demand, slower growth in consumption and more restrictive financing conditions.

Inflation in Germany is falling and, measured by the Harmonised Index of Consumer Prices (HICP), was expected to fall to an annual average of 6.1% in 2023 before dropping to 2.7% in 2024, i.e. less than half the current level.

Developments in the pharmaceutical and biotechnology markets

According to Grand View Research, the global biotechnology industry is driven by strong government support in the form of initiatives to modernize the regulatory framework, improvements in approval processes & reimbursement policies, as well as standardization of clinical trials. The increasing prevalence of personalized medicine and the growing number of orphan drug formulations are opening new opportunities for biotechnology applications and are encouraging the influx of emerging and innovative biotechnology companies, further boosting market sales.


1,38
1,55
1,75
1,97
2,23
2,52
2,84
3,21
3,55
3,90
4,25
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033

Quelle: https://www.precedenceresearch.com/biotechnology-market

Precedence Research estimates the global biotechnology market to grow with a Compounded Annual Growth Rate („CAGR") of 11.8% from $ 1.38 tn in 2023 to $ 4.25 tn by 2033.

The global small molecule discovery market size is expected to increase with a CAGR of 8.0% from $ 82.3 bn in 2023 to $ 163.8 bn by 2032, while the cell and gene therapies continue to become more and more important: The global cell and gene therapy market is expected to grow from $ 18.1 bn in 2023 to $ 82.2 bn in 2032 according to Precedence Research. Rising demand for clinical solutions for the treatment of chronic diseases, such as cancer, diabetes, age-related macular degeneration, and almost all forms of arthritis are also expected to boost the market. The discovery and development of products for diabetes and neurological disorders such as Parkinson's and Alzheimer's, various cancers and cardiovascular diseases, together with its partners, is also a core competence of Evotec.

Fitch Ratings forecasts in its sector outlook a good growth in 2024 for the global pharma and biotech industry, supported by a moderating inflationary environment, despite still-high interest rates. Furthermore, Fitch anticipates that a narrower strategic focus and favourable demand and volume outlooks will increase the focus on drug pricing and patient value as payers manage tight post-pandemic healthcare budgets. These trends are likely to increase the challenge of deciding where and when to invest in R&D and managing regulatory risks.

Drug discovery outsourcing continues to grow

The global drug discovery outsourcing market size was valued at $ 4.1 bn in 2023 and is expected to grow at a CAGR of 6.8% to $ 6.5 bn until 2030.

The global drug discovery outsourcing market is primarily driven by the growing investments in the research and development of various new and innovative drugs. The surging growth and popularity of the global biopharmaceutical industry is a major factor which is estimated to boost the growth of the global drug discovery outsourcing market.

Pharmaceutical companies are gradually outsourcing R&D activities to academic and private Contract Research Organizations ("CROs") to reduce drug development timelines and costs. The pharmaceutical industry has seen radical changes in the past two decades, with a shift toward biologics, patent expiration, and unprecedented downsizing of the in-house research of big pharmaceutical companies. All this has accelerated the adoption of outsourcing activities. While Evotec estimates the share of outsourced early-stage drug discovery to be in a range of 10-15% of R&D spending, an estimated 75% to 80% of R&D spending in the biopharmaceutical industry could be outsourced providing the chance to foster a dynamic and sustainable market growth.

In contrast to developments five years ago, when pharmaceutical companies preferred partnering with service providers in emerging countries due to the availability of skilled, low-cost labour, a trend towards shortening of supply chains can be observed. The COVID-19 crisis accelerated this trend and shed a light on the importance to have robust supply chains in place. Cost reduction, the pursuit of innovation, access to specialised knowledge and technology, and increased speed and flexibility are some of the key factors encouraging pharma companies to expand their scope of outsourcing.
The bottom line is that the industry collectively needs to improve research and development productivity. Improving research and development productivity imposes the need to increase the probability of success of each individual project at lower unit cost through the use of highest-quality platforms and industry-leading expertise.

Evotec provides the entire spectrum of drug discovery, development and manufacturing platforms needed to realise projects and thereby helps companies to advance their product development efficiently and successfully.

Evotec believes that these market dynamics will continue to provide positive impetus to strategic, integrated and long-term collaborations for the advancement of innovations and the accelerated development of novel targets with first-in-class and/or best-in-class potential.

— OPERATIONAL AND BUSINESS ENVIRONMENT —

Pharmaceutical industry: R&D expenses trending higher, revenues stagnating

For more than ten years, the global pharmaceutical industry has been struggling with declining efficiency in introducing new products. While expenses for research and development have risen significantly over the years, products already on the market are generating lower revenues than in earlier decades: According to Evaluate Pharma, from 2014 to 2023, expenses for R&D in the biotechnology and pharmaceutical industries rose by 81% from $ 145 bn to $ 262 bn. Evaluate Pharma projects a CAGR in R&D expenses of 3.6% from 2023 onward, which corresponds to roughly $ 302 bn by 2028.

GLOBAL R&D EXPENSES OF PHARMA AND BIOTECH COMPANIES (2014-2028)

in $ bn


WW Pharma R&D Spend (in $ bn)
R&D Spend Growth (%)
+6.7% CAGR 2014-22
+3.6% CAGR 2022-28
145
151
161
171
185
194
211
249
244
262
272
281
289
296
302
+1.7%
+6.7%
+6.2%
+8.2%
+4.6%
+8.8%
+18.4%
+2.2%
+7.4%
+3.7%
+3.3%
+2.9%
+2.5%
+2.0%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028

Source: Evaluate Pharma World Preview 2023

In 2023, the US Food & Drug Administration (FDA) approved 55 new drugs (2022: 37 drugs). Of these, 9 (16%) were given accelerated approval. The Center for Drug Evaluation and Research ("CDER") identified 20 of the 55 novel drugs approved in 2023 (36%) as first-in-class. These drugs have mechanisms of action different from those of existing therapies. 28 of novel drug approvals (51%) were approved to treat rare or "orphan" diseases (diseases that affect less than 200,000 people in the US).

Market orientation of strategic research focus areas

Evotec has ongoing alliances and partnerships in many disease areas including autoimmune diseases, diabetes, fibrosis, gynaecological diseases, immunological and inflammatory diseases, infectious diseases, metabolic diseases, respiratory diseases and complications such as chronic kidney diseases and retinal diseases, neurological diseases and oncological diseases. These disease areas represent markets with huge unmet medical needs and significant revenue and value opportunities. The table below shows the expected sizes of markets addressed by Evotec's R&D activities.

Market potential for individual indications

Indication	*Current market size*	*Market potential*
Autoimmune diseases	2023: $ 71.5 bn	2032: $ 123.5 bn
Diabetes	2023: $ 66.0 bn	2032: $ 118.0 bn
Gynaecological diseases (endometriosis)	2023: $ 1.3 bn	2030: $ 3.2 bn
Infectious diseases	2023: $ 122.5 bn	2028: $ 179.7 bn
Inflammatory diseases	2023: $ 101.8 bn	2032: $ 146.1 bn
Kidney diseases	2023: $ 99.2 bn	2028: $ 137.0 bn
Liver diseases	2023: $ 14.4 bn	2028: $ 25.1 bn
Metabolic diseases	2023: $ 61.4 bn	2030: $ 111.0 bn
Neuronal diseases	2023: $ 44.7 bn	2032: $ 92.0 bn
Oncology	2023: $ 220.3 bn	2030: $ 470.6 bn
Pain	2023: $ 81.2 bn	2032: $ 115.5 bn
Rare diseases	2023: $ 170.1 bn	2027: $ 268.5 bn
Respiratory diseases	2023: $ 86.1 bn	2032: $ 146.1 bn

FINANCIAL OUTLOOK FOR 2024

Revenues, unpartnered research and development expenses and adjusted Group EBITDA are the most important and thus the key financial performance indicators for the management of the Evotec Group.

— EXPECTED OPERATING RESULTS —

Average annual revenue growth is 21% between 2011 and 2023 and Evotec expects to achieve low double digit percentage growth in revenue and mid double digit growth in Adjusted EBITDA, as we assess the financial scenarios following the appointment of the new CEO and make adjustments to the efficiency program and market dynamics, at which point the company will provide more concrete guidance. Revenues should benefit from a robust demand for differentiated services particularly in the areas of PanOmics; iPSCs and Just – Evotec Biologics). Scale effects, compensation for lost business in 2023 due to cyber-attack, a significantly expanded order book of Just – Evotec Biologics as well as a broader pipeline offering the opportunity to benefit from success and milestone payments are the main driver for revenue and EBITDA growth. Higher wages and materials costs as well as underutilisation in selected parts of the business have offsetting effects. It is important to note that a milestone achievement is a single event that is subject to certain risks and uncertainties of which some are beyond Evotec's control. However, the number of projects with potential for milestone payments is rising and ongoing projects with milestone components continue to progress. Considering the mix of probabilities of success, the total amount of revenues from milestone payments is anticipated to increase over time. In general, milestones should contribute significantly to the company's overall profitability.

In € m		*Actual figures for 2023*	*Forecasts for 2024*	*Main assumptions*
Financial key performance indicators	**Group revenues**	781.4	Low double digit percentage growth	– Growth driven by current orders on hand – Foreseeable new contracts – Comparable basis in 2023 affected from cyber-attack – Available capacity & utilisation – Prospective milestone payments
	Adjusted Group EBITDA	66.4	Mid double digit percentage growth	– Minimum growth double the revenue growth rate – Implementation of efficiency measures to enhance profitability – Growth of Just-Evotec Biologics gaining traction – Improving capacity utilisation
	R&D expenses	64.8 [2)]	Mid single to low double digit percentage reduction	– Long-term expansion of the pipeline – Focus on first-in-class platforms and projects
Non-financial key performance indicators	**Number of customers**	838	>800	– Continued high levels of customer retention
	Number of customers contributing more than € 1 m to revenue	102	>100	– High levels of customer satisfaction and retention leading to extension and expansion of contracts – Recovery after cyber incident
	Repeat business	93%	>90%	– High levels of customer satisfaction
	Pipeline development	>140 assets	>150 assets	– Continued investments into R&D and scalability of platforms leading to faster creation of new projects compared to attrition

1) Average exchange rate euro vs. US Dollar for 2023: 1.0813

2) Comparable metric in 2023 defined as unpartnered R&D expenses

— EXPECTED LIQUIDITY AND STRATEGIC MEASURES —

The Company's operational financing plan does not require any additional external financing to fund organic growth in the medium term. However, any strategic moves to further push growth and strengthen the Company's competitive position or increase critical mass via potential company or product acquisitions, equity investments or extended R&D efforts will need to be considered separately. Evotec intends to achieve significant organic capacity growth as a result of its corporate strategy. The Company continued to increase investments in the expansion and development of individual locations in 2023. In Toulouse, it has started to significantly expand its capacities and to build J.POD Toulouse, France. Moreover, it is expanding the existing campus in Abingdon, Oxfordshire, UK, and construction of the new building for the planned iPSC centre in Hamburg has progressed significantly. After the completion of the first J.POD facility in North America, the Company expects the completion of the second J.POD facility in Toulouse, France in 2024. The two J.POD facilities meet the production requirements of the coming years and strengthen Evotec's position as a leading partner for drug discovery and development with revolutionary technologies.

DIVIDENDS

The payment of dividends depends on Evotec's financial situation and liquidity requirements, general market conditions, and statutory, tax and regulatory requirements. Evotec currently intends to retain any potential future profits and reinvest them in the Company's growth strategy to even better advance long-term growth and sustainability. In addition, Evotec SE will not be authorised to pay dividends before its annual profits exceed the losses carried forward. Evotec SE does not generate any distributable profits currently.

GENERAL STATEMENT ON EXPECTED DEVELOPMENTS BY THE MANAGEMENT BOARD

Evotec intends to further strengthen and expand its business as an innovative provider of drug discovery and development solutions across all therapeutic modalities. Evotec aims to further expand its integrated capabilities of small molecules, biologics and cell therapy discovery, development and manufacturing. The Company is very well-positioned to generate value for pharmaceutical and biotechnology companies and for foundations, addressing the industry's growing demand for innovation.

The Management Board is convinced that Evotec will benefit from the continuing need to generate returns on R&D investment in the pharmaceutical sector. Despite continued very high investment in R&D, the Management Board expects Evotec to achieve strong growth in revenue, and an improved adjusted Group EBITDA in 2024 versus 2023. With its strong cash position, Evotec will be able to further strengthen its strategic role in the drug discovery and development market and in expanding its production capabilities (among others by building the second J.POD in Toulouse, France), while creating shareholder value.

Information pursuant to section 289a and section 315a of the German Commercial Code (HGB) and explanatory report

Evotec management primarily aims to generate shareholder value. For that reason, any proposed change of control or takeover offer that could uncover hidden reserves and value for the benefit of Evotec shareholders will be carefully analysed with regard to the expected synergies and future value creation. Pursuant to German Securities Acquisition and Takeover Act (WpÜG) a change of control is generally considered to have occurred if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 30% of the outstanding voting rights, or if, as a result of a merger or reverse merger, the shareholders of Evotec from the effective date of such a transaction own less than 30% of the voting rights in the merged entity. Evotec has no specific takeover defence measures in place.

COMPOSITION OF SHARE CAPITAL, VOTING RIGHTS AND AUTHORISATION TO ISSUE NEW SHARES

As of 31 December 2023, the share capital of Evotec SE amounted to € 177,185,736 and was divided into 177,185,736 non-par value shares. All shares are bearer shares and have equal voting rights. Evotec management is not aware of any restriction on the voting rights or the right to transfer. No binding lock-up agreements have been made by the Company with any shareholder, and neither stock loans nor pre-emptive stock purchase rights are known to the Company. Moreover, the Company does not control voting rights of any shares owned by employees.

No shareholder holds the right to have representatives on the Supervisory Board or is restricted or bound to specific votes at the Annual General Meeting. Existing stock option schemes do not allow for immediate vesting or additional issuance in the case of a takeover offer. The shareholders have authorised the Management Board to issue new shares or option or conversion rights as follows:

Authorised capital: Pursuant to section 5 paragraph 5 of the Articles of Association of the Company, the Management Board, with the approval of the Supervisory Board, having partially used the authorised capital in a capital increase on 4 and 15 November 2021, is authorised to increase the Company's share capital by up to € 35,321,639.00 in one or more tranches until 21 June 2025 by issuing new shares against cash or non-cash consideration. Any shares to be issued on this basis will be subject to the statutory subscription rights of Evotec's shareholders. However, with the approval of the Supervisory Board, the Management Board may exclude the pre-emptive rights of its shareholders for some of the shares on one or several occasions under certain well-defined conditions.

Conditional capital: As of 31 December 2023, the remaining conditional capital of the Company amounted to € 47,931,023.00. Conditional capital in the amount of € 12,540,493.00 shall be used only to the extent that holders of stock options, share performance awards ("SPAs") or restricted share awards ("RSAs"), granted by Evotec on the basis of the shareholders' resolutions of 9 June 2015, 14 June 2017, 16 June 2020 and 22 June 2022, exercise their rights to subscribe for new Evotec shares. In 2023, conditional capital in the total amount of € 233,083.00 was used as holders of stock options and SPAs exercised their rights to subscribe for new shares in the Company. Additional conditional capital in the amount of € 35,390,530.00 exists to issue no-par-value bearer shares to owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments) that may be issued by Evotec on the basis of the authorisation passed at the Annual General Meeting on 20 June 2023. Any such contingent capital increase shall only be used to the extent that option or conversion rights are utilised, or the owners or creditors are obligated to carry out their duty of conversion, and to the extent that no treasury shares or new shares from an exploitation of authorised capital are utilised for servicing.

The Company has not issued any convertible bonds or option debentures in the last three years and none are currently outstanding.

SHAREHOLDINGS OF AT LEAST 10% OF VOTING RIGHTS

As of 31 December 2023, T. Rowe Price Group Inc., Baltimore, Maryland, US held 10.1% of voting rights.

CORPORATE GOVERNANCE STRUCTURE

Evotec's corporate governance structure is further detailed in the "Declaration of Corporate Management", which is available on the Company's website under *https://www.evotec.com/en/sustainability/governance*.

AUTHORISATION OF MANAGEMENT TO REPURCHASE STOCK

Evotec is currently not authorised by a resolution of the Annual General Meeting to acquire its own shares.

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION/APPOINTMENT OF THE MANAGEMENT BOARD

Any amendment to the Company's Articles of Association requires a shareholder resolution. According to sections 133 and 179 of the German Stock Corporation Act (AktG) and section 17 of the Articles of Association, the shareholder resolution amending the Company's Articles of Association requires an affirmative vote of at least three-quarters of the Company's share capital present at an Annual General Meeting. Appointment and dismissal of members of the Management Board are governed by sections 84 and 85 of the German Stock Corporation Act (AktG).

CHANGE-OF-CONTROL PROVISIONS

The Management Board merely has customary rights in the event of change of control where a shareholder of the Company or a third party acquires either alone or under the rules of § 30 WpÜG (German Securities Acquisition and Takeover Act (e.g. via 'acting in concert') a holding of more than 30% of the shares of the Company, and as a consequence thereof, the members of the Management Board's tasks and scope of responsibility are substantially altered. The contracts of the members of the Management Board contain a standard clause that allows the members of the Management Board to terminate their existing contracts with three months' notice within a period of twelve months following the occurrence of such an event. In the event of such an effective termination the member of the Management would be entitled to a settlement payment amounting to eighteen (18) month's salary calculated as the sum of the monthly base payments and 1/12 of the target bonus, but no more than the total compensation due for the remaining term of the service agreement. The Long Term Incentive Plans contain Change-of-Control regulations.

Declaration of corporate management

Evotec SE is guided by recognised standards of good and responsible corporate governance: The German Corporate Governance Code ("Deutscher Corporate Governance Kodex"), as amended from time to time, is the guideline for the exercise of management and control. The corporate governance standards applied are summarised in the corporate governance declaration in accordance with § 289f and § 315d HGB. It contains the Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act ("Deutsches Aktiengesetz"), which was adopted by the Management Board and the Supervisory Board in December 2023 and updated in January 2024, as well as the Corporate Governance Report (Principle 22 of the Code 2022).

The corporate governance declaration ("Declaration of Corporate Management") is available for download on the Company's website in the "IR & ESG" section at *https://www.evotec.com/en/sustainability/governance*.

Remuneration Report

The Remuneration Report of Evotec is available on the Company's website in the Governance/Remuneration of Management Board and Supervisory Board section under the following link: *https://evotec.com/en/sustainability/governance*

evotec

Consolidated financial statement (IFRS) 2023

'23

EVOTEC SE AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER, 2023

in k€ except share and per share data	*footnote reference*	***Year ended 31 December 2023***	*Year ended 31 December 2022*
Revenue	4	781,426	751,448
Cost of Revenue		(606,375)	(577,383)
Gross profit		**175,051**	**174,065**
Operating income (expenses)			
Research and development	5	(68,529)	(76,642)
Selling, general and administrative	5	(169,610)	(156,190)
Other operating income	5	64,793	81,582
Other operating expenses	5	(44,202)	(1,965)
Impairments of intangible assets	9	(5,011)	—
Total operating income (expenses)		**(222,558)**	**(153,215)**
Operating income (loss)		**(47,507)**	**20,850**
Non-operating income (expense)			
Gain (loss) on investment in financial instruments reevaluation	10	(9,143)	(172,159)
Share of profit (loss) and reevaluation of at-equity investments	11	(20,752)	(15,098)
Other financial income	10	9,263	8,336
Other financial expense	10	(11,739)	(13,150)
Other non-operating income (expense)[1]	10	(714)	12,357
Gain from Bargain Purchase		—	4,908
Net Income (loss) before taxes		**(80,593)**	**(153,957)**
Income taxes	6	(3,320)	(21,698)
Net income (loss)		**(83,913)**	**(175,655)**
Weighted average shares outstanding		**176,916,663**	**176,674,341**
Net income per share (basic)		**(0.47)**	**(0.99)**
Net income per share (diluted)		**(0.47)**	**(0.99)**

[1] *In the annual report 2023 the positions foreign currency exchange gain (loss), net, other non-operating income and other non-operating expense are aggregated in order to provide a clearer presentation of the underlying financial performance. The previous year figures have been adjusted accordingly.*

EVOTEC SE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIOD FROM 01 JANUARY TO 31 DECEMBER 2023

in €k	footnote reference	Year ended 31 December 2023	Year ended 31 December 2022
Net income (loss)		(83,913)	**(175,655)**
Accumulated other comprehensive income			
Items which are not re-classified to the income statement			
Remeasurement of defined benefit obligation	12	**(51)**	1,420
Revaluation of equity investments	10	**(1,080)**	(11,729)
Taxes	6	**13**	(357)
Items which have to be re-classified to the income statement at a later date			
Foreign currency translation		**(1,760)**	(598)
Revaluation and disposal of other short-term investments measured at fair value through other comprehensive income		**10,056**	(13,500)
Taxes		**(419)**	–
Other comprehensive income (loss)		6,759	**(24,764)**
Total comprehensive income (loss)		(77,153)	**(200,419)**

EVOTEC SE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023

in €k	footnote reference	as of 31 December 2023	as of 31 December 2022
ASSETS			
Current assets:			
Cash and cash equivalents	10	**510,909**	415,155
Investments	10	**93,203**	303,334
Trade and other receivables[1]	7	**98,396**	171,798
Contract assets	4	**25,000**	30,516
Inventories	7	**30,890**	29,825
Current tax assets	6	**80,659**	54,422
Other current financial assets including derivatives	10	**12,759**	11,494
Prepaid expenses and other current assets	7	**51,345**	57,126
Total current assets		903,162	1,073,671
Non-current assets:			
Non-current investments and other non-current financial assets[2]	10	**139,023**	134,289
Investments in associates and Joint ventures	11	**3,071**	16,043
Property, plant and equipment	8	**806,563**	650,201
Intangible assets and Goodwill	9	**291,089**	298,638
Deferred tax assets	6	**14,330**	10,327
Non-current tax assets	6	**94,393**	70,293
Other non-current assets		**837**	3,785
Total non-current assets		1,349,306	1,183,576
Total assets		2,252,468	**2,257,247**

[1] In annual report 2023, the positions trade accounts receivables and accounts receivables from associated companies and other long-term investments are aggregated to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

[2] In the annual report 2023 the positions long-term investments and other non-current financial assets are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

in €k	footnote reference	as of 31 December 2023	as of 31 December 2022
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Current financial liabilities[3]	10, 14	149,096	23,468
Trade and other payables	7	134,319	97,277
Contract liabilities	4	97,587	122,922
Deferred income		10,268	13,748
Provisions	13	45,165	54,410
Current income tax liabilities		5,565	8,987
Other current liabilities	7	22,572	16,894
Total current liabilities		464,573	**337,706**
Non-current liabilities:			
Non-current financial liabilities[4]	10, 14	477,112	490,292
Deferred tax liabilities	6	18,137	18,524
Provisions	13	16,063	16,427
Contract liabilities	4	155,287	206,136
Other non-current liabilities		1,387	977
Total non-current liabilities		667,987	**732,357**
Stockholders' equity:			
Share capital	16	177,186	176,953
Additional paid in capital		1,449,654	1,440,010
Retained Earnings		(476,290)	(392,377)
Accumulated other comprehensive income		(30,643)	**(37,402)**
Total stockholders' equity		1,119,908	**1,187,184**
Total liabilities and stockholders' equity		2,252,468	**2,257,247**

[3] In the annual report 2023, the positions current loan liabilities, current portion of lease obligations and other current financial liabilities are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

[4] In the annual report 2023, the positions non-current loan liabilities and long-term lease obligations are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

EVOTEC SE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM 01 JANUARY TO 31 DECEMBER 2023

in k€	footnote reference	2023	2022
Cash flows from operating activities			
Net income (Loss)		(83,913)	(175,655)
Income tax expense	6	3,320	21,698
Depreciation and amortisation	8.9	92,979	83,196
Impairment of intangible assets	9	5,011	–
Equity settled share based payment transaction	12	9,630	9,919
Financial income and expenses	10	2,475	13,536
Share of loss (profit) and reevaluation of at-equity investments	11	20,752	15,098
Gain (loss) on investment in financial instruments reevaluation	10	9,143	172,159
Transactions costs and income related to acquisitions		–	(4,908)
Other non cash items		(114)	(16,017)
Changes in net working capital	7	(9,944)	105,285
Income taxes paid	6	(12,902)	(18,500)
Net cash from operating activities		**36,439**	**205,811**
Cash flows from investing activities			
Interest received[1]		10,365	3,026
Acquisition of property, plant and equipment	8	(213,321)	(181,354)
Proceeds from sale of property, plant and equipment	8	530	–
Acquisition and / or capitalisation of intangible assets and development	9	(2,677)	–
Acquisition of subsidiaries net of cash acquired		2,088	(20,859)
Acquisition of investments in associated companies, other long-term investments and convertibles	10, 11	(23,644)	(62,959)
Proceeds from divestment/sale of investments in associated companies, other long-term investments and convertibles	10, 11	1,396	–
Acquisition of short-term investments	10	(48,391)	(355,817)
Proceeds from sale of short-term investments	10	260,363	205,166
Net cash used in investing activities		**(13,291)**	**(412,797)**
Cash flows from financing activities			
Interest paid[1]		(12,853)	(5,731)
Proceeds from capital increase		–	355
Proceeds from issue of loans and borrowings	10	219,923	–
Proceeds from issue of treasury shares		219	344
Repayments of loans and borrowings	10	(112,880)	(34,067)
Payment of lease liabilities	10	(22,446)	(19,046)
Net cash from financing activities		**71,963**	**(58,145)**
Net increase (decrease) in cash equivalents		**95,110**	**(265,131)**
Cash and cash equivalents at January 1		**415,155**	**699,326**
Effect of movements in exchange rates on cash held		644	(19,040)
Cash and cash equivalents at December 31*		510,909	**415,155**

[1] Interest received and interest paid have been reallocated from the operating cash flow to the investing cash flow and the financing cash flow, respectively. Hence, the previous year figures deviate from the figures published in the annual report 2022. The change was made to provide a clearer picture of the financial position.
**incl. € 11,819k of restricted cash*

EVOTEC SE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD FROM 01 JANUARY TO 31 DECEMBER 2023

		Share capital			*Income and expense recognised in other comprehensive income*			
in k€ except share data	*footnote reference*	*Shares*	*Amount*	*Additional paid-in capital*	*Foreign currency translation*	*Revaluation reserve*	*Retained Earnings*	*Total stockholders' equity*
Balance at 1 January 2022		**176,608,195**	**176,608**	**1,430,136**	**(15,691)**	**3,053**	**(216,421)**	**1,377,685**
Exercised stock options	12	344,458	345	–	–	–	–	345
Stock option plan	12	–	–	9,919	–	–	–	9,919
Transaction costs		–	–	(45)	–	–	–	(45)
Deferred and current tax on future deductible expenses		–	–	–	–	–	(301)	(301)
Other comprehensive income		–	–	–	(598)	(24,166)	–	(24,764)
Net income (loss) for the period		–	–	–	–	–	(175,655)	(175,655)
Total comprehensive income (loss)		–	–	–	**(598)**	**(24,166)**	**(175,655)**	**(200,419)**
Balance at 31 December 2022		**176,952,653**	**176,953**	**1,440,010**	**(16,289)**	**(21,113)**	**(392,377)**	**1,187,184**
Exercised stock options	12	233,083	233	–	–	–	–	233
Stock option plan	12	–	–	9,630	–	–	–	9,630
Transaction costs		–	–	14	–	–	–	14
Deferred and current tax on future deductible expenses		–	–	–	–	–	–	–
Other comprehensive income		–	–	–	(1,760)	8,519	–	6,759
Net income (loss) for the period		–	–	–	–	–	(83,913)	(83,913)
Total comprehensive income		–	–	–	**(1,760)**	**8,519**	**(83,913)**	**(77,153)**
Balance at 31 December 2023		**177,185,736**	**177,186**	**1,449,654**	**(18,049)**	**(12,594)**	**(476,290)**	**1,119,908**

Notes to the consolidated financial statements for the fiscal year 2023

(1) BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Evotec SE ("Evotec" or the "Company") is a drug discovery and development company, continuously driving innovative approaches to develop new pharmaceutical products through discovery alliances and development partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners.

Evotec SE, located in Hamburg (Essener Bogen 7, 22419 Hamburg, Germany) is registered in the Commercial Registry of Hamburg with HRB 156381.
The Company was founded on 8 December 1993, and is listed on the Frankfurt Stock Exchange (XETRA) since 10 November 1999, Segment Prime Standard, under the ticker "EVT" as well as on NASDAQ, New York, USA under the trading symbol "EVO" since 8 November 2021.

Evotec SE, as the ultimate parent company, prepares its consolidated financial statements in its functional currency, the Euro. All amounts in the notes are stated in thousands of Euros (k€) unless otherwise noted. The Euro is the reporting currency of the Group. Due to rounding, amounts may not add up precisely to the totals provided.

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation. The presentation of the consolidated income statement is based on the internal functions of the Group.

The Management Board prepared the consolidated financial statements for the financial year 2023 on 22 April 2024, and subsequently submitted them to the Supervisory Board for review and approval at the meeting on 23 April 2024. With reference to Section §264 (3) of the German Commerical Code, the subsidiary Evotec International GmbH does not prepare a management report (Section §289 of the German Commercial Code).

(2) SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these Consolidated Financial Statements are set out below or in the respective note. These policies have been consistently applied to all the years presented, unless otherwise stated.

— BASIS OF PREPARATION —

The consolidated financial statements cover the twelve-month periods ended 31 December 2023 and 2022.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, Evotec has presented its consolidated financial statements in accordance with IFRS since 2005. The term "IFRS" refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC) with mandatory application as of 1 January 2023. The consolidated financial statements of Evotec as of 31 December 2023 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the European Union as of 31 December 2023.

Additional requirements of Section §315e (1) of the German Commercial Code (HGB) have been applied accordingly in accordance with the version endorsed at the end of the reporting period.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, the accompanying disclosures, as well as the disclosure of contingent liabilities. These estimates inherently contain a degree of uncertainty. Actual results may differ from these estimates under different assumptions or conditions.

The Group evaluates these accounting judgements and estimates on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party valuation and various other assumptions that the Group believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the Group's control and are reflected in the assumptions if and when they occur.

The Group revises significant estimates as relevant and applicable if changes occur in circumstances or if new information or historical data is available and would require Evotec to do so.

The areas where the most significant judgements and estimates are made relate to the following areas:

Judgement:

- Revenue recognition, determination of performance obligation and allocation of consideration as well as determination of advancement for over time performance obligations;
- Determination of the lease term and more specifically the assessment whether a lease option to extend or cancel a lease in which the Group is a lessee is reasonably certain to be exercised or not;
- Likelihood of occurrence of provisions, uncertain tax positions and contingent liabilities;
- Impairment analyses in relation with goodwill and intangible assets are performed annually as well as the determination of whether the carrying value exceeds the recoverable amount whenever a triggering event occurs. These analyses are generally based on estimates of discounted future cash flows;
- Determination of the fair values of Level 3 financial assets where significant inputs of the fair value measurement are not based on observable market data.

Estimates:

- Assessment of the recoverable amount of goodwill and intangible assets;
- Measurement of the recoverability of deferred tax assets;
- Determination of fair values of acquired identifiable intangible assets as part of a business combination;
- Determination of budgeted FTE rates in the assessment of percentage of completion in relation with revenue recognition

The potential impact of climate related matters, including legislation which may affect the fair value of financial assets and liabilities in the Consolidated Financial statements has been considered, especially but not limited to deferred tax assets recoverability, useful life of tangibles and intangibles and provisions.

As of 31 December 2023, the Group does not believe that the impact of climate related matters would be material to the Consolidated Financial Statements.

For further discussion of these significant judgements and estimates, reference is made to the respective Accounting Policies and Notes within these Consolidated Financial Statements that relate to the above topics.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements comprise the financial statements of Evotec SE and all the subsidiaries that the Company controls, i.e. when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and in cases where the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the Group's voting rights and potential voting rights.

Subsidiaries

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases.
Transactions between consolidated companies are eliminated, as well as intragroup profits.

Associates

Associates are all entities over which the Group has significant influence but no control. Significant influence is presumed with a shareholding between 20% and 50% of the voting rights or when the Group has board representation through which it is able to exercise significant influence, such as, but not limited to participating in the financial and operating policy decisions of that entity but does not have the power to exercise control or joint control over those policies. Investments in associates are accounted for using the at-equity method and are initially recognized at cost. Unrealized gains and losses from transactions between the Group and its associates or joint ventures are recognized only to the extent of unrelated investors` interests in the associates.

Joint arrangements

The Group classifies its joint arrangements (i.e., arrangements in which the Group exercises joint control with one or more other parties) either as a joint operation (in which case, the Group recognizes the assets and liabilities of the operation in proportion to its rights and obligations relating to those assets and liabilities) or as a joint venture.

Loss of control

Upon loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests, and other components of equity (if any) related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in the Consolidated Income Statement. If the Group retains any interest in the previous subsidiary, such interest is measured at fair value at the date the control is lost. Subsequently, it is accounted for as either an equity accounted investee or as a financial asset depending on the level of influence retained.

All intercompany receivables, liabilities and all intercompany revenue, income, expenses and all intragroup profits or losses are eliminated in the consolidation.

The financial statements of all to be consolidated subsidiaries are prepared using the same reporting date as the consolidated financial statements (31 December).

— FOREIGN CURRENCIES —

Foreign currency transaction

The financial statements of all Evotec Group entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Euro (EUR) is the functional currency of the Group and the presentation currency of the Consolidated Financial Statements.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the valuation in cases where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at the exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to Euros at the monthly average foreign exchange rate.

Foreign currency differences arising upon translation of foreign operations into Euro are recognized in Other Comprehensive Income and presented as part of currency translation reserves in Shareholders Equity. In the balance sheet these are recognized under retained earnings.

When a foreign operation is disposed of, leading to a loss of control, significant influence or joint control, the cumulative amount in the currency translation differences related to the foreign operation is reclassified to the Consolidated Income Statement as part of the gain or loss on disposal.

ALTERNATIVE PERFORMANCE MEASURES

The Group defines Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation, amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating income and expense, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of Evotec. Adjusted EBITDA is a non-IFRS measure presented in increment to IFRS based measures of financial performance. Adjusted EBITDA is presented because it is a key metric used by the Management Board to assess financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of income and expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is expected to reflect the ongoing performance of the recurring activities of the Group. These adjusting elements are excluded because of the underlying nature of these items and the impact they have on the analysis of the underlying business performance and trends. These elements are disclosed with the objective of being consistent with the information used in Internal Group Reporting to measure the performance of Group companies.

Adjusted EBITDA for fiscal year 2023 is derived from operating income as follows:

In k€	*EVT Execute*	*EVT Innovate*	*Evotec Group*
Operating Loss	**(43,018)**	**(4,489)**	**(47,507)**
plus depreciation of tangible assets	80,656	5,377	86,034
plus impairment of intangible assets	5,011	–	5,011
plus amortization of intangible assets	6,876	70	6,946
plus external cyber-related costs	15,869	–	15,869
less change in contingent consideration (earn-out)	–	–	–
Adjusted EBITDA	**65,394**	**958**	**66,352**

Adjusted EBITDA for fiscal year 2022 is derived from operating income as follows:

In €k	EVT Execute	EVT Innovate	Evotec-Gruppe
Operating income	**32,523**	**(11,673)**	**20,850**
plus depreciation of tangible assets	67,698	4,979	72,677
plus impairment of intangible assets	–	–	–
plus amortization of intangible assets	8,874	108	8,982
plus external cyber-related costs	–	–	–
less change in contingent consideration (earn-out)	(839)	(16)	(855)
Adjusted EBITDA	**108,256**	**(6,602)**	**101,654**

APPLICATION OF STANDARDS; AMENDMENTS AND INTERPRETATION

The following amendments became effective as at 1 January 2023:

- IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9—Comparative Information issued in December 2021)
- Amendments to IAS 8 – Definition of Accounting Estimates
- Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
- Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
- Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

None of those amendments had a significant impact on the Group´s consolidated financial statements for the 12 months period ended 31 December 2023.

The following amendments will become effective after 1 January 2024, however may be early adopted:

- Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback Transaction (January 1, 2024)
- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (including the amendment to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date issued in July 2020) (January 1, 2024)
- Amendments to IAS 1 - Non-current Liabilities with Covenants (January 1, 2024)
- Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (January 1, 2024)
- Amendments to IAS 21 - Lack of Exchangeability (January 1, 2025)
- IFRS 18 - Presentation and Disclosures in Financial Statements (issued by IASB on April 9, 2024, effective date January 1, 2027)

Evotec has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective in these consolidated financial statements. None of those amendments are expected to have a significant impact on the Group´s consolidated financial statements. The impact of IFRS 18 is still analysed.

(3) SEGMENT INFORMATION

EVT Execute and EVT Innovate were identified by the Management Board as reporting segments. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners.

Management does not allocate assets and liabilities to segments. The assessment of the individual operating segments is based on revenues and operating income (loss). Intersegment revenues are valued on an arms-length principle.

The Segment information for the business year 2023 is stated below:

In k€	*EVT Execute*	*EVT Innovate*	*Elimination between the segments*	*Evotec Group*
Revenues	514,542	266,884	–	781,426
Intersegment revenues	224,196	–	(224,196)	–
Cost of revenue	(631,373)	(184,700)	209,698	(606,375)
Gross profit	**107,365**	**82,184**	**(14,497)**	**175,051**
Operating income and (expenses)				
Research and development cost	(4,391)	(78,636)	14,497	(68,529)
Selling, general and administrative cost	(130,810)	(38,800)	–	(169,610)
Impairment of intangible assets	(5,011)	–	–	(5,011)
Other operating income	31,337	33,456	–	64,793
Other operating expenses	(41,508)	(2,694)	–	(44,202)
Total operating income and (expenses)	**(150,383)**	**(86,673)**	**14,497**	**(222,558)**
Operating income (loss)	**(43,018)**	**(4,489)**		**(47,507)**

The Segment information for the business year 2022 is stated below:

In k€	*EVT Execute*	*EVT Innovate*	*Elimination between the segments*	*Evotec-Group*
Revenues	546,718	204,730	–	751,448
Intersegment revenues	188,917	–	(188,917)	–
Cost of revenue	(605,751)	(145,566)	173,934	(577,383)
Gross profit	**129,884**	**59,164**	**(14,983)**	**174,065**
Operating income and (expenses)				
Research and development cost	(5,305)	(86,320)	14,983	(76,642)
Selling, general and administrative cost	(125,293)	(30,897)	–	(156,190)
Impairment of intangible assets	–	–	–	–
Other operating income	35,197	46,385	–	81,582
Other operating expenses	(1,960)	(5)	–	(1,965)
Total operating income and (expenses)	**(97,361)**	**(70,837)**	**14,983**	**(153,215)**
Operating income (loss)	**32,523**	**(11,673)**	–	**20,850**

— GEOGRAPHICAL BREAKDOWN —

The geographical breakdown of revenues from customers for the business year 2023 is stated below:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues by region			
USA	238,859	220,565	459,424
Germany	15,385	18,749	34,134
France	25,666	6,339	32,005
United Kingdom	81,539	4,829	86,368
Switzerland	64,876	48	64,924
Rest of the world	76,105	19,049	95,154
Total	**502,429**	**269,579**	**772,009**

The geographical breakdown of revenues from customers for the business year 2022 is stated below:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues by region			
USA	273,204	134,550	407,754
Germany	32,765	26,130	58,895
France	22,546	9,728	32,274
United Kingdom	105,557	9,699	115,256
Switzerland	22	—	22
Rest of the world	102,073	24,623	126,696
Total	**536,167**	**204,730**	**740,897**

Revenue is allocated to regions according to the location of the head office of the external customer.

Non-current assets categorized by the location of the companies as of 31 December can be analysed as follows:

In k€	2023	2022
USA	221,195	231,439
UK	221,177	211,115
Italy	259,649	227,113
France	337,960	205,749
Germany	153,338	160,970
Austria	2,634	3,914
Canada	—	1,906
	1,195,954	**1,042,206**

Non-current assets shown in this table comprise of fixed assets, intangible assets, goodwill, non-current tax receivables, other non-current assets as well as investments for which the equity-method is applied.

(4) REVENUE

— ACCOUNTING PRINCIPLES —

Revenue from contracts with customers

Revenue is recognized when the control over separable services or research services is transferred to the customer, provided that a contract with enforceable rights and obligations exists and that collectability of consideration is probable. The Group assesses collectability based on a number of factors, including past transaction history with the customer and the customer's creditworthiness.

Multi-element contracts

The Group regularly enters into arrangements for the R&D and subsequent manufacture of product candidates. Such arrangements may require the Group to deliver various rights, services and/or goods, including intellectual property rights, licenses, technology access fee, R&D services, and manufacturing services. The underlying terms of these arrangements generally provide for consideration to the Group in the form of non-refundable upfront fees, development and R&D or commercial performance milestone payments, royalty payments or profit sharing.

In arrangements involving more than one performance obligation, each required performance obligation is evaluated to determine whether it qualifies as a distinct performance obligation based on whether:

– the customer can benefit from the good or service either on its own or together with other resources that are readily available and

– the good or service is separately identifiable from other promises in the contract.

The consideration under the arrangement is then allocated to each separate distinct performance obligation based on its respective relative stand-alone selling price. The estimated selling price of each deliverable reflects the Group´s best estimate of what the selling price would be if the deliverable was regularly sold by the Group on a stand-alone basis or by using an adjusted market assessment approach if the selling price on a stand-alone basis is not available.

The consideration allocated to each distinct performance obligation is recognized as revenue when control of the related goods or services is transferred. For performance obligations satisfied over time, the Group usually uses an input-based method to determine the percentage of completion. Consideration associated with at-risk substantive performance milestones is recognized as revenue when it is probable that a significant reversal of the cumulative revenue recognized will not occur.

Material payments for those services are generally made in advance by the customer and recorded as contract liabilities until the related performance obligations are satisfied.

Contract assets are recognized in case the Group´s progress of completion of its performance obligations exceeds the amount of the payments received.

Milestone payments
Milestone payments for research and development are contingent upon the occurrence of a future event and represent a variable consideration. The Group usually estimates at contract's inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not).

The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Service Fees
Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided.

Technology access fees
Revenue from technology access fees is recognized over the related service period. Payments for technology access fees are generally paid in full or in parts in advance and recorded as contract liabilities until earned.

Licenses of intellectual property
The Group distinguishes between the right to use IP and the right to access IP. Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. In practice that means at the date of the sale or when the licensee gains effectively access.

Revenue from a right to access licence of the intellectual property is recognized when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Royalties
The Group receives royalties generated from successful development. Those royalties are generally sales based with additional milestones payments depending on the underlying market or product. The revenue generated from royalties is recognized as the underlying sales occur when it is highly probable that the consideration will be received.

Financing component and time value of money
The Group does not enter into arrangements where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year or the cash consideration and the stand alone selling price differs significantly. Additionally, the Group does not consider any prepayments provided by the customer as financing components. Consequently, the Group does not adjust any of the transaction prices for the time value of money.

Contract assets
Contract assets correspond to amounts accrued or due by customers for work in progress depending on the stage of completion of the analysis/work performed. The Group regularly assesses the state of its billing operations and the level of payer's reimbursements based on specific facts and circumstances and historical recoverability data in order to identify issues which may impact the collection.

Contract liabilities
A contract liability is the obligation of the Group to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration is due). If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group fulfils its contractual obligation. The Group´s contracts do not include financing components as all up-front consideration received are prepayments on service obligations.

Revenue from contributions

Revenue Recognition from Contributions

The Group receives private contributions for which the existence of an adequate exchange transaction for research projects serving the public good is refuted. A realization of revenue from contracts with customers is not possible. A private contribution exists for which a contribution revenue item is recognized.

The effect on profit or loss is immediate or occurs over the period in which the subsidized service is provided. A liability item must be recognized for a contribution that has already been received, but this is not a contractual obligation, but rather other liability. The reversal of the liability item is gross, i.e., as contribution revenue separately from the revenues.

— REVENUE —

The following schedule entails detailed information about the Group's revenues in the financial year 2023:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers			
Fee for service and FTE-based research payments	469,509	257,420	726,929
Recharges*	30,496	7,065	37,561
Compound access fees	1,283	776	2,059
Milestone fees	1,026	3,759	4,785
Licenses	116	559	675
Total revenue from contracts with customers	**502,429**	**269,579**	**772,009**
Timing of revenue recognition			
At a point in time	77,763	10,824	88,587
Over a period of time	424,666	258,755	683,421
Total revenue from contracts with customers	**502,429**	**269,579**	**772,009**
Revenue from contributions	9,417	—	**9,417**
Total Revenue	**511,846**	**269,579**	**781,426**

**) Comprises of material re-charges to the customer*

The following schedule entails detailed information about Evotec's revenues in the financial year 2022:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers			
Fee for service and FTE-based research payments	488,168	185,268	673,436
Recharges*	38,668	5,768	44,436
Compound access fees	1,464	1,109	2,573
Milestone fees	6,054	12,012	18,066
Licenses	1,813	573	2,386
Total revenue from contracts with customers	**536,167**	**204,730**	**740,897**
Timing of revenue recognition			
At a point in time	44,722	17,780	62,502
Over a period of time	491,445	186,950	678,395
Total revenue from contracts with customers	**536,167**	**204,730**	**740,897**
Revenue from contributions	**10,551**	—	**10,551**
Total Revenue	**546,718**	**204,730**	**751,448**

**) Comprises of material re-charges to the customer*

The transaction prices allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

in k€	31 December 2023	31 December 2022
In the course of the year	571,825	405,710
After one year	335,427	158,068

During the year 2023 no material revenue was recognised from performance obligations that were already fully or partially fulfilled in prior reporting periods.

In 2023 and 2022, BMS contributed more than 10% to the consolidated revenues with € 195,386k (2022: € 138,737k).

— CONTRACT ASSETS —

In the course of the reporting year, contract assets changed as follows:

In k€	2023	2022
Balance as of January 1	**30,516**	**18,614**
Additions	180,305	116,215
Reclassifications to Trade Receivables due to Invoicing	(185,754)	(101,908)
Translation differences and other	(67)	(2,405)
Balance as of December 31	**25,000**	**30,516**

As of 31 December 2023 and 2022, no material risk provision was recorded.

— CONTRACT LIABILITIES —

As of 31 December 2023 and 2022, current and non-current contract liabilities mainly originate from the upfront payments relating to the customer contracts with BMS in the amount of € 202,238k (31 December 2022: € 235,652k) of which € 49,153k (31 December 2022: € 42,506k) is classified as current contract liabilities.

	Current		Non-current	
In k€	2023	2022	2023	2022
Balance as of January 1	122,921	112,061	206,136	33,476
Additions	203,825	502,094	–	184,660
Reduction due to Recognition of Revenue	(279,691)	(503,747)	–	–
Reclassification from non-current to current	50,849	12,000	(50,849)	(12,000)
Translation differences and other	(318)	514	–	–
Balance as of December 31	**97,587**	**122,921**	**155,287**	**206,136**

(5) OPERATING INCOME (LOSS)

— ACCOUNTING PRINCIPLES —

Operating income excludes in general items that are not directly related to the Group's operating activities, except cyber-related costs which are also included in the operating income. Activities in relation with the Group´s operating activities primarily relate to gains or losses on the disposal of material property, plant and equipment, gains or losses on the sale of Group companies, associates and joint ventures, indemnification provisions as well as disputes with minority shareholders.

Other Operating Income
The Group may receive tax credits from tax development programs in the context of qualifying R&D expenses in different jurisdictions. Such tax refunds regularly result in amounts which can be offset against taxable income, to provide a partial or full relief from tax or other payments to fiscal authorities. The Group determined that under its significant tax development programs, the feature of the credit is provided in a way which allows either offsetting against taxable income or instead, when insufficient taxable profits are available, direct reimbursement and payment in cash. In addition, the tax development programs are provided for specific activities, often limited to specific R&D expenses. As such, the Group accounts for such tax development programs as other operating income and does not account for such income as tax income or offsets tax credits from income tax expense.

In certain cases, the Group recharges costs to third parties. The income from those recharges is recognized in other operating income when it is a direct reimbursement of costs. There is no underlying direct exchange of services for this income and therefore a recognition as revenues is not suitable. The relating expenses are recognized in other operating expenses as well as in R&D expenses.

Research and development
Research activities expenses undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Refer to Note 9 for further details regarding the capitalization policy of IP R&D and other related expenses.

Government Grants
Government grants are recognized when all the conditions associated to those grants have been substantially complied with, and all attached conditions have been complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expense. When the grant relates to an asset, it is recognized as income evenly over the expected useful life of the related asset.

— PERSONNEL EXPENSES —

The Group's personnel expenses in 2023 amounted to € 377,587k, of which € 256,259k were incurred for personnel expenses outside of Germany, in the UK, Italy, Austria, France and the US (2022: € 388,050k and € 284,452k, respectively). Thereof expenses for the statutory retirement insurance amounted to € 17,041k of which € 9,788k relate to expenses outside of Germany in the UK, Italy, France and the US (2022: € 15,106k and € 9,066k). In addition, an amount of € 58,276k (2022: € 55,894k) of the Group´s personnel expenses relate to social security expenses.

— COST OF MATERIALS —

Cost of materials in 2023 amounted to € 118,918k thereof € 88,192k was incurred outside of Germany in the UK, Italy, France, Austria, and the US (2022: € 120,568k and € 90,901k).

RESEARCH AND DEVELOPMENT

In 2023, research expenses mainly relate to internal Innovate R&D projects in the amount of € 56,511k (2022: € 62,100k), research activities of Execute reporting segment in the amount of € 1,319k (2022: € 2,345k) and overhead costs in the amount of € 10,699k (2022: € 12,198k). Overhead costs mainly consist of personnel overhead costs. The decrease in research and development expenses compared to financial year 2022 is mainly due to altered commencement dates for some of the Group´s R&D projects. Research and development costs include amortisation of intangible assets and depreciation of property, plant, and equipment in the amount of € 464k (2022: € 471k).

— SELLING, GENERAL AND ADMINISTRATIVE EXPENSES —

Included in selling, general and administrative expenses in 2023 are expenses for sales and marketing in the amount of € 16,869k (2022: € 13,491k). Other administrative expenses amount to € 152,741k in 2023 (2022: € 142,699k). The increase in administrative expenses is in particular due to increased expenses is in particular due to increased expenses for maintaining compliance with the SOX regulations, increased personnel costs as a result of the Group's growth and higher expenses for IT services. Included in selling, general and administrative expenses are amortisation for intangible assets and depreciation for property, plant and equipment of € 43,522k (2022: € 38,025k).

— OTHER OPERATING INCOME —

In 2023 and 2022, other operating income mainly relates to refunds from Sanofi relating to the development of portfolios in Lyon in the amount of € 16,600k (2022: € 34,174k). In addition, other operating income includes tax refunds in France (2023: € 24,812k, 2022: € 25,068k) and similar refunds in the UK from the "Research and Development Expenditure Credit" (RDEC) (2023: € 11,010k, 2022: € 7,250k), Italy (2023: € 6,352k, 2022: € 7,342k) and Germany (2023: € 1,000k, 2022: € 3,280k).

— OTHER OPERATING EXPENSE —

As of 31 December 2023 other operating expense amount to € 44,202k (31 December 2022: € 1,965k). The increase in 2023 is mainly due to managing the impact of the cyber-attack. The costs are related to external costs such as third party involvement from consultants or legal advisors, and internal costs in form of work contributed by Evotec staff.

(6) INCOME AND DEFERRED TAX

— ACCOUNTING PRINCIPLES —

Income taxes comprise current, non-current and deferred tax.
Income tax is recognized in the Consolidated Income Statement except to the extent that it relates to items recognized directly within equity or in Other Comprehensive Income.

Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The tax rates for domestic companies are between 27% and 32% and for foreign companies between 19% and 31%.

In cases where it is concluded it is not probable that tax authorities will accept a tax treatment, the effect of the uncertainty is reflected in the recognition and measurement of tax assets and liabilities or, alternatively, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgements about future events.

New information may become available that causes the Group to change its judgement regarding adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

Deferred tax assets and liabilities are recognized, using the consolidated Balance Sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities according to IFRS and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred taxes are recognized for all taxable temporary differences, except:

- temporary differences arising on the initial recognition of goodwill,
- temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences,
- temporary differences relating to investments in subsidiaries, associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that there will be future taxable profits against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

International Tax Reform - Pillar II Framework
The Group falls within the scope of application of the so-called Pillar II framework, that entered into force in the German legislation on 28 December 2023.
As the Minimum Tax Act applies for the first time financial years beginning on or after December 30th, 2023 ("MinStG"), there was no minimum tax exposure for the fiscal year 2023. The implementation of the global minimum tax rules into domestic legislation in other jurisdictions also did not result in any minimum tax being levied in 2023. At the same time, Pillar II legislation has been enacted or substantially enacted in a number of other jurisdictions in which the Group operates, effective for the financial year beginning 1 January 2024.
As the Group is in scope of the Pillar II legislation the group may be liable to pay a top-up tax for each jurisdiction having an effective tax rate below 15%.

During the transitional period from 2024 to 2026, the top up tax can, upon request, be deemed zero for a jurisdiction where the requirements of the country by country reporting safe harbour rules are met. The Group will exercise this option, which based on the 2023 fiscal year, would lead to the Company being exempt from minimum taxation in most of the jurisdictions in which it operates.

The Group has performed a preliminary assessment of its potential exposure based on the information currently available, however, does not expect it to have a material impact on the Group's effective tax rate and to be liable for material top up tax payments in the countries in which it operates.

The Group has applied the exception to recognizing and disclosing information about deferred taxes relating to Pillar II income taxes, as provided by the amendment to IAS 12 issued in May 2023 and endorsed in the EU in November 2023.

— INCOME TAX EXPENSE —

Income tax benefit and expense for the years 2023 and 2022 comprise the following:

k€	2023	2022
Current taxes		
- Tax expense for the year	(5,251)	(14,132)
- Income (expense) relating to other periods	(2,666)	156
Total current income taxes	(7,917)	(13,976)
Deferred taxes		
- Tax loss carry forwards	1,606	(10,862)
- Temporary differences	2,991	3,140
Total deferred income taxes	**4,597**	**(7,722)**
Tax expense recognized in the income statement	**(3,320)**	**(21,698)**

— RECONCILIATION OF TAX RATE —

The difference between the actual income tax expense and the result of the net income and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

k€	2023	2022
Income (loss) before taxes	(80,593)	(153,956)
Expected German income tax rate	32.28 %	32.28 %
Expected income tax benefit (expense)	26,015	49,697
Non-deductible expenses	(8,274)	(59,543)
R&D tax credits	8,558	13,454
Tax free income	7,968	3,184
Permanent differences from GILTI	(156)	(3,724)
Tax effects from investments accounted for using the equity method	(8,373)	(5,152)
Deviation tax rates to expected tax rate	(1,343)	448
Change in tax rates	(251)	636
Change in recognition of deferred tax assets	(25,568)	(19,167)
Taxes related to prior years		
Current Taxes	(2,666)	156
Deferred Taxes	556	(1,348)
Other	213	(341)
Effective income tax income (expense)	**(3,320)**	**(21,699)**
Effective income tax rate	**(4.12)%**	**(14.09)%**

The Group tax rate includes corporate income tax plus solidarity surcharge of 15.825% and trade tax, which ranges from 11.550% - 16.625% depending on the municipality.

The tax-free income in 2023 mainly results from the revaluation of the shares in Exscientia plc, which is not subject to tax in accordance with previous years (in 2022 there was non-deductible expense for tax purposes from the devaluation of the shares).

— DEFERRED TAXES —

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of 31 December 2023 and 2022 relate to the following:

k€	1. Jan 2023 Net balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign currency translation	Business Combination	31.Dec 2023 Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	(9,457)	(2,096)	–	20	–	(11,533)	1,807	(13,340)
Intangible assets	(19,646)	6,285	–	61	–	(13,300)	4,004	(17,304)
Rights of use assets	(28,839)	(770)	–	–	–	(29,609)	–	(29,609)
Financial assets	(1,446)	(965)	(419)	–	–	(2,830)	783	(3,613)
Provisions and deferred income	9,250	(1,142)	13	–	–	8,121	8,347	(226)
Lease obligations	25,278	(577)	–	–	–	24,701	24,701	–
Other	4,244	2,068	–	–	–	6,312	6,942	(630)
Tax credits	273	188	–	–	–	461	461	–
Loss carryforward	12,146	1,606		118	–	13,870	13,870	–
Total	(8,197)	4,597	(406)	199	–	(3,807)	60,915	(64,722)
Offsetting of tax	–	–	–	–	–	–	(46,585)	46,585
Net	(8,197)	4,597	(406)	199	–	(3,807)	14,330	(18,137)

k€	1. Jan. 2022 Net balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign currency translation	Business Combination	31. Dec. 2022 Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	(4,855)	(5,140)	–	508	30	(9,457)	1,563	(11,020)
Intangible assets	(22,348)	2,536	–	(130)	296	(19,646)	965	(20,611)
Rights of use assets	(21,979)	(6,860)	–	–	–	(28,839)	–	(28,839)
Financial assets	(3,985)	2,539	–	–	–	(1,446)	453	(1,899)
Provisions and deferred income	3,965	5,640	(357)	2	–	9,250	12,759	(3,509)
Lease obligations	19,927	5,351	–	–	–	25,278	25,278	–
Other	4,949	(727)	–	22	–	4,244	5,778	(1,534)
Tax credits	1,034	(199)	(633)*	71	–	273	273	–
Loss carryforward	22,963	(10,862)	–	45	–	12,146	12,146	–
Total	**(329)**	**(7,722)**	**(990)**	**518**	**326**	**(8,197)**	**59,215**	**(67,412)**
Offsettingof tax	–	–	–	–	–	–	(48,888)	48,888
Net	**(329)**	**(7,722)**	**(990)**	**518**	**326**	**(8,197)**	**10,327**	**(18,524)**

** Was recognized directly in equity and not through other comprehensive income.*

UNRECOGNISED DEFERRED TAX LIABILITIES

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of € 15,842k were not recognized according to IAS 12.39 (31 December 2022: € 20,576k) as the Group controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings.

UNRECOGNISED DEFERRED TAX ASSETS

The Group's deferred tax assets are recorded to the extent it is probable that such tax benefits would be realised in future years. As of 31 December 2023, no additional deferred tax assets on tax loss carryforwards exceeding the recognised deferred tax liabilities, were recognised for four German, one French, one Italian, the United States entities as well as the Austrian and the Indian entity. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits

for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

k€	2023	2022
Tax loss carryforwards (not expiring)	572,204	474,989
Time-limited tax losses		
- expiring until 2028 (2022: 2027)	24,768	13,297
- expiring 2029 to 2033 (2022: 2028 - 2032)	32,179	45,696
- expiring after 2033 (2022: 2032)	38,243	57,662
Interest carry forwards	–	–
Tax credits	1,181	1,313
Total	**668,575**	**592,958**

In addition to the unrecognised deferred tax assets from tax loss carryforwards a net asset position for temporary differences amounting to € 14,323k (31 December 2022: € 11,354k) was not recognised as of 31 December 2023, as there was no sufficient taxable income foreseen.

NON-CURRENT AND CURRENT TAX ASSETS

Non-current tax receivables as of 31 December 2023 and 2022 mainly relate to tax refunds from tax development programs in the context of qualifying R&D expenses in France (crédit d'impôt recherche).

Current tax receivables as of 31 December 2023 and 2022 mainly comprise of tax refunds in relation with qualifying R&D projects in France and in the UK.

(7) CURRENT ASSETS AND LIABILITIES

— ACCOUNTING PRINCIPLES —

Trade accounts receivable

Trade accounts receivable are initially recognized at their invoiced amounts less any deductions such as trade discounts. For trade accounts receivable, the Group applies the simplified approach with expected lifetime credit losses recognized from initial recognition of the receivables in the income statement. The provision for doubtful debts is established using an expected credit loss model (ECL) using the simplified approach in accordance with IFRS 9. The carrying amount of trade accounts receivable is reduced through the use of an allowance account. Impaired trade accounts receivables are derecognized when they are assessed as uncollectible.

Inventories

In accordance with IAS 2, inventories are stated at the lower of cost or net realisable value. The cost of inventories comprises all costs of purchase, manufacturing, as well as other costs incurred in bringing the inventories to their present location and condition.

The cost of inventories is predominantly determined by using the weighted average cost method. Depending on the nature of inventory, the Group also applies the first-in, first-out method in rare cases. The net realisable value represents the estimated sales price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Write-downs of inventories which are considered obsolete or slow moving are computed taking into account their expected future utilisation and their net realisable value.

The Group also considers other reasons that the cost of inventories may not be recoverable such as damage, obsolescence, expiration date or declines in selling price.

TRADE ACCOUNTS RECEIVABLES

The Group has assessed the default risk of all trade accounts receivables. The resulting valuation allowance as of 31 December 2023 amounts to € 6,453k (31 December 2022: € 3,223k) and includes a risk provision for specific default risks of trade receivables in the amount of € 6,121k (31 December 2022: € 2,312k) as well as for expected credit risks according to IFRS 9 in the amount of € 331k (31 December 2022: € 911k).

The maturities of trade receivables as at 31 December, taking into account risk provisions, are as follows:

In k€	31 December 2023	31 December 2022
Not past due	57,742	139,226
Risk provision not past due	(367)	–
Past due 1-30 days	25,837	24,704
Risk provision 1-30 days	(170)	(67)
Past due 31-120 days	12,688	6,559
Risk provision 31-120 days	(280)	(469)
More than 120 days	8,582	6,109
Risk provision more than 120 days	(5,636)	(4,264)
Total trade accounts receivable[1]	**98,396**	**171,798**

[1] In the published annual report 2022 the trade accounts receivables were split into the two separate line items: Trade account receivables (€ 168,653k) and accounts receivables from associated companies and other long-term investments (€ 3,146k).

The allowance for expected credit losses in accordance with IFRS 9 was recognized on the basis of estimates. The expected default rates range between 0.010% and 4.020% (31 December 2022: 0.078% and 16.758%) and are taken into account in the allowance.

— INVENTORIES —

Inventories consist of the following:

In k€	31 December 2023	31 December 2022
Raw materials	25,901	27,917
Work-in-progress	4,989	1,908
Total inventories	**30,890**	**29,825**

Raw materials mainly consist of consumables, cell culture media and disposables.

The increase in work-in-progress is mainly due to new projects in Aptuit Oxford Ltd. for the manufacturing of excipients and active pharmaceutical ingredients. For these projects revenue is recognised at a point in time.

Allowances on inventories exist at the balance sheet date in the amount of € 2,573k (31 December 2022: € 1,679k).

In 2023, € 54,987k (2022: € 61,182k) of inventories were recognized as an expense.

— PREPAID EXPENSES AND OTHER CURRENT ASSETS —

Prepaid expenses as of 31 December 2023 mainly relate to prepayments for subscriptions to IT licences. The other current assets mainly comprise VAT-related receivables of € 17,844k (31 December 2022: € 19,035k).

In k€	31 December 2023	31 December 2022
Prepaid expenses	18,395	16,948
Other current assets	32,950	40,178
Total prepaid expenses and other current assets	**51,345**	**57,126**

— TRADE PAYABLES —

As of 31 December 2023 the Group´s trade payables amount to € 134,319k (31 December 2022: € 97,277k) and consists of payables in relation with the normal cause of business.

— OTHER CURRENT LIABILITIES —

As of 31 December 2023 other current liabilities included wage taxes in the amount of € 2,793k (31 December 2022: € 1,851k) and social security liabilities with an amount of € 4,429k (31 December 2022: € 4,472k)

(8) PROPERTY, PLANT & EQUIPMENT

— ACCOUNTING PRINCIPLES —

Owned Assets

Property, plant and equipment, including leasehold improvements are recorded in the Statement of Financial Position at their acquisition price, net of accumulated depreciation and impairment losses.

The costs of property, plant and equipment comprise all directly attributable costs. After initial measurement, property, plant and equipment is carried at cost less accumulated depreciation and impairment, except for land which is carried at cost less impairment.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which the Group reviews at each balance sheet date. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Subsequent costs are not recognized as assets unless it is probable that future economic benefits associated with those costs will flow to the Group and those costs can be measured reliably. Borrowing costs attributable to the financing of items of property, plant and equipment, and incurred during the construction period, are capitalized as part of the acquisition cost of the item. Government grants relating to property, plant and equipment are deducted from the acquisition cost of the asset to which they relate.

The straight-line depreciation is based on the following useful lives of the asset:

Buildings	15 to 33 years
Technical equipment and machinery	3 to 15 years
Office furniture and equipment	3 to 10 years

The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Group. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expenses.

Leases

The Group leases various offices, laboratories equipment and cars. The Group determines whether an arrangement constitutes or contains a lease at inception, which is based on the substance of the arrangement. The arrangement constitutes or contains a lease if fulfilment is dependent on the use of a specific asset and the arrangement conveys a right to use the asset, even if that asset is not explicitly specified in the arrangement.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

The right-of use asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
- fixed payments (including in-substance fixed payments) less any lease incentives receivable;
- variable lease payments that are based on an index or a rate;
- amounts expected to be payable by the lessee under residual value guarantees;
- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option;
- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group´s incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates, the Group would have to pay to borrow funds in the relevant country, including the consideration of factors such as the nature of the asset, its location, as well as the duration of the lease.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:
- the amount of the initial measurement of lease liability;
- any lease payments made at or before the commencement date less any lease incentives received;
- any initial direct costs;
- restoration costs.

The right-of-use assets are subsequently accounted for using principles for property, plant and equipment.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in the income statement. The Group defines short-term leases as leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture considered to be of low value (i.e., less than € 5,000).

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

— Property Plant and Equipment —

The development of property, plant and equipment as well as the development of the right-of-use assets in 2023 and 2022 are shown in the following tables.

in k€	Buildings and leasehold improvements		Plant, machinery and equipment		Furniture and fixtures		Assets under construction	Total	
	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	240,328	222,734	285,246	4,689	50,113	1,318	116,381	692,069	228,741
Accumulated depreciation and impairment	42,680	55,779	136,405	3,902	31,110	733	—	210,195	60,414
Balance as of January 1 2023	**197,648**	**166,955**	**148,842**	**787**	**19,003**	**585**	**116,381**	**481,874**	**168,327**
Recognition of right-of-use asset	—	32,663	—	533	—	706	—	—	33,902
Acquisition through business combination	—	—	—	—	—	—	—	—	—
Capital expenditure/Additions	17,905	—	42,863	—	12,087	—	145,733	218,589	—
Disposals	521	3,963	99	100	92	11	—	712	4,074
Depreciation	17,509	19,998	36,478	684	10,972	393	—	64,959	21,075
Impairment	—	—	—	—	—	—	—	—	—
Reclassification	20,018	(1,014)	14,384	1,029	408	100	(34,925)	(115)	115
Translation differences and other*	(2,570)	(180)	(948)	—	(69)	2	(1,544)	(5,130)	(178)
Total	**214,971**	**174,463**	**168,565**	**1,565**	**20,365**	**989**	**225,645**	**629,546**	**177,017**
Cost	274,335	249,853	339,277	4,251	61,763	1,749	225,645	901,020	255,853
Accumulated depreciation and impairment	59,365	75,390	170,713	2,686	41,397	760	—	271,474	78,836
Balance as of December 31 2023	**214,971**	**174,463**	**168,565**	**1,565**	**20,365**	**989**	**225,645**	**629,546**	**177,017**

in k€	Buildings and leasehold improvements		Plant, machinery and equipment		Furniture and fixtures		Assets under construction	Total	
	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	200,865	177,602	219,534	8,077	38,661	997	40,350	499,410	186,676
Accumulated depreciation and impairment	27,657	35,722	108,517	5,384	23,677	532	—	159,851	41,638
Balance as of January 1 2022	**173,208**	**141,880**	**111,017**	**2,693**	**14,984**	**465**	**40,350**	**339,559**	**145,038**
Recognition of right-of-use asset	—	38,393	—	306	—	—	—	—	38,699
Acquisition through business combination	2,594	3,940	3,309	—	(231)	338	94	5,766	4,278
Capital expenditure/Additions	23,280	—	59,305	—	11,663	—	95,618	189,866	—
Disposals	3,529	—	1,538	—	12	—	862	5,941	—
Depreciation	15,271	17,855	29,915	575	8,832	229	—	54,018	18,659
Impairment	—	—	—	—	—	—	—	—	—
Reclassification	13,009	1,524	5,345	(1,512)	1,326	10	(19,702)	(22)	22
Translation differences and other	4,357	(927)	1,320	(126)	106	—	883	6,666	(1,053)
Total	**197,648**	**166,955**	**148,843**	**786**	**19,004**	**584**	**116,381**	**481,876**	**168,325**
Cost	240,328	222,734	285,248	4,688	50,114	1,317	116,381	692,071	228,739
Accumulated depreciation and impairment	42,680	55,779	136,405	3,902	31,110	733	—	210,195	60,414
Balance as of December 31 2022	**197,648**	**166,955**	**148,843**	**786**	**19,004**	**584**	**116,381**	**481,876**	**168,325**

The net increase in the net book value of property, plant, and equipment of € 156,363k (31 December 2022: € 165,604k) is mainly attributed to new buildings technical equipment, and construction in progress. This is due to the continued construction of the J.POD facility in Toulouse, France (increase of € 107,299k).

(9) INTANGIBLE ASSETS AND GOODWILL

— ACCOUNTING PRINCIPLES —

Goodwill

The Group measures goodwill at the acquisition date as being the excess of:

- Aggregate of the fair value of the consideration transferred and any recognized amount for non-controlling interests and any previous interest held, and
- the net identifiable assets acquired and liabilities assumed.

If a preceding analysis of a purchase price allocation (PPA) results in the cost of acquisition being less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement (bargain purchase or negative goodwill).

Intangible Assets

Intangible assets with definite useful lives are recorded at cost and amortized using the straight-line method over the estimated useful lives of the assets.

Intangible assets other than goodwill with finite useful lives are tested for impairment whenever there is an indication that the asset may be impaired. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized. If the reason for a previously recognized impairment loss no longer exists, the impairment loss is reversed and the carrying amount of the asset is increased to its amortized cost.

Amortization of other intangible assets is recognized in the income statement within the relevant classification of expense by function.

Impairment losses are recognized separately in the Group´s income statement. The useful lives are as follows:

Trademarks	2 to 10 years
Developed Technologies	6 to 18 years
Patents & licenses	5 to 15 years
Customer List	5 to 8 years

Internally generated Research and Development (IP R&D)

Internally generated development expenses are recognized as an intangible asset if and only if all the following criteria can be demonstrated:

- technical feasibility of completing the project
- the Group´s intention to complete the project
- the Group´s ability to use the project
- the probability that the project will generate future economic benefits
- the availability of adequate technical, financial and other resources to complete the project
- the ability to measure the development expenditure reliably

Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are usually considered not to have been met until the product has obtained marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before marketing approval has been obtained, mainly the cost of clinical trials, are generally expensed as incurred within research and development expenses.

Internally generated Development expenditures (other than IP R&D)

Capitalised development expenditures are stated at cost less accumulated amortisation and impairment losses. Internally generated development expenses are recognized as an intangible asset if the criteria listed under "Internally generated Research and Development (IP R&D)" are met. They are amortized on a straight-line basis over the estimated useful lives of the intangible assets.

Separately acquired Research and Development (IP R&D)

Payments for separately acquired research and development are capitalized within other intangible assets provided that they meet the definition of an intangible asset:

- expected to provide future economic benefits for the Evotec,
- a resource that is controlled by Evotec and,
- identifiable (i.e., it is either separable or arises from contractual or legal rights).

The Group believes that the first condition for capitalization (the probability that the expected future economic benefits from the asset will flow to the entity) is considered to be satisfied for separately acquired research and development. Consequently, upfront and milestone payments to third parties related to pharmaceutical products for which marketing approval has not yet been obtained are recognized as intangible assets, and amortized on a straight-line basis over their useful lives beginning when marketing approval is obtained.

Payments under research and development arrangements relating to access to technology or to databases, and payments made to purchase generics dossiers, are also capitalized, and amortized over the useful life of the intangible asset. Subcontracting arrangements, payments for research and development services, and continuous payments under research and development collaborations which are unrelated to the outcome of that collaboration, are expensed over the service term.

Other intangible assets not acquired in a business combination

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight-line basis over their useful lives.

Internally generated costs incurred to develop or upgrade software are capitalized if the recognition criteria are satisfied, and amortized on a

straight-line basis over the useful life of the software from the date on which the software is ready for use

Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination (R&D, technologies and technologies platforms, licenses and patents etc.) that are reliably measurable are identified separately from goodwill, measured at fair value, and capitalized within other intangible assets at the acquisition date and subsequently amortized over their useful lives.

Impairment

Goodwill

Goodwill is not amortized but is tested for impairment annually and whenever impairment indicators are identified. Internal or external sources of information are considered indicators that an asset or a Cash Generating Unit (CGU) or groups of CGUs may be impaired.

An impairment loss is recognized in the Consolidated Income Statement whenever and to the extent that the carrying amount of a cash generating unit exceeds the unit's recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying value may not be recoverable.

— GOODWILL —

Balances and movement of Goodwill in 2023 and 2022 are shown below:

	2023					
k€	At January 1	Acquisition	Disposals	Impairment	Translation and other	At 31 December
OAI/Evotec International Execute	82,223	–	–	–	1,223	83,446
OAI/Evotec International Innovate	9,164	41	–	–	55	9,219
Evotec (US) Execute	4,457	–	–	–	(155)	4,302
Aptuit Execute	146,224	–	–	–	831	147,055
Just Execute	32,751	–	–	–	(1,138)	31,613
Total	**274,819**	**41**	–	–	**816**	**275,635**

The goodwill addition in financial year 2023 to the OAI/Evotec International Innovate cash-generating unit was a result of the acquisition of the remaining 50% of NephThera GmbH.

	2022					
k€	At January 1	Acquisition	Disposals	Impairment	Translation and other	At 31 December
OAI/Evotec International Execute	84,480	–	–	–	(2,257)	82,223
OAI/Evotec International Innovate	9,204	–	–	–	(40)	9,164
Evotec (US) Execute	4,197	–	–	–	260	4,457
Aptuit Execute	128,845	19,622	–	–	(2,243)	146,224
Just Execute	30,843	–	–	–	1,908	32,751
Total	**257,569**	**19,622**	–	–	**(2,372)**	**274,819**

The Group has tested the cash-generating units for impairment on the annual designated test date in the fourth quarter 2023 based on the net book values as of 30 September 2023. The impairment tests are performed by determining the recoverable amount based on discounted cash flows.

The recoverable amount is based either on value in use or fair value less costs to sell in 2022. In 2023, the impairment tests for all cash generating units are based on the value in use methodology in line with achieved progress on expansion investments reflected in the underlying plan.

With the exceptions of Just Execute and OAI / Evotec International Innovate, the estimated future cash flows are based on a strategic plan of up to five years, extrapolated over a simplified transition period to a total forecast period of ten years and then extrapolated using a perpetual rate.

Due to the uncertainty inherent to the proprietary development of drugs in the Innovate business, the CGU OAI / Evotec International Innovate includes a detailed long-term forecast (exceeding 5 years) of success-

based payments from the Group's collaborations (e.g. Milestones, Royalties), including appropriate risk-adjustments.

As the J.POD is a new technology and the corresponding estimated cash flows are subject to a higher degree of uncertainty during the expected high growth in the start-up phase, the estimated future cash flows for the Just Execute cash-generating unit are based on an extended detailed planning period of nine years, after which the cash flows are extrapolated using a perpetual annuity.

Management has identified the cash flow schedule, the terminal value growth rate, and the discount rate as key assumptions to which the recoverable amount is most sensitive.

Management has determined the values for the key assumptions as follows:

Cash flow
The cash flow plan is based on past experience and management's expectations for the future, taking into account specific expectations regarding revenue and cost allocation, growth rates, gross margins, EBITDA margins and investments.

Long term growth rate
The terminal value growth rate is based on the current estimates of long-term inflation in the regions relevant to the Group's operations.

Discount rate
The discount rates of the cash-generating units correspond to their weighted average cost of capital before tax, based on capital market data of a peer group

The following tables show the relevant pre-tax discount rate as well as the growth rates used to determine the terminal value in the respective discounted cash flow models.

	OAI / Evotec International Execute		OAI / Evotec International Innovate		Evotec (US) Execute		Aptuit Execute		Just Execute	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Denominated in	GBP /EUR		GBP /EUR		USD		GBP /EUR		USD	
Pre-tax discount rate	11.43 %	10.15 %	13.41 %	11.93 %	10.44 %	9.32 %	14.20 %	13.12 %	12.86 %	11.71 %
Sustainable growth rate	2 %	2 %	2 %	2 %	2 %	2 %	2 %	2 %	2 %	2 %

A sensitivity analysis was performed for all cash-generating units with regard to reasonable changes in the key assumptions used for 2023. The analysis was based on a 10% decrease in future cash flows, a 1 percentage point increase in the discount rate or a decrease by one percentage point in the terminal sustainable growth rate. Management concluded that in the event of these changes in key assumptions, no impairment would be recorded for any of the cash- generating units, except Just Execute.

For Just Execute, an additional scenario analysis was performed, and no impairment of goodwill was identified.

The following table shows which reasonably possible changes in the key assumptions for Just Execute (base case) would cause its recoverable amount to be equal to its carrying amount.

	2023					
	Recoverable amount exceeding carrying amount	Applied post-tax discount rate	Increase in post-tax discount rate	Applied sustainable growth rate	Decrease in sustainable growth rate	Reduction in cash flows
	in €m	in %-points	in %-points	in %-points	in %-points	in %-points
Just Execute	5.5	11.1	0.1	2.0	0.3	1.3

In 2022 management concluded that in the event of possible changes in the key assumptions, no impairment would be recorded for any of the cash-generating units.

In 2023 and 2022, the Company did not recognize any impairment losses as a result of the annual impairment tests.

— INTANGIBLE ASSETS —

The development of intangible assets in 2023 and 2022 is shown in the following tables.

2023

In k€	Patents and Licenses	Developed Technologies	Customer relationships	Trademarks	Total
Acquisition and manufacturing cost					
Amount beginning of the year	12,883	100,735	69,089	6,539	189,246
Foreign currency translation	(46)	(732)	(327)	–	(1,105)
Additions	–	3,659	–	–	3,659
Business combination	–	–	–	–	–
Reclassification	(1,672)	1,672	–	–	–
Amount end of the year	**11,166**	**105,334**	**68,762**	**6,539**	**191,800**
Depreciation, amortisation and impairments					
Amount beginning of the year	11,349	94,160	54,405	5,513	165,427
Foreign currency translation	10	(641)	(404)	–	(1,035)
Additions	84	822	5,818	222	6,946
Impairment	–	5,011	–	–	5,011
Reclass	(1,138)	1,138	–	–	–
Amount end of the year	**10,304**	**100,490**	**59,819**	**5,735**	**176,348**
Net book value					
Amount beginning of the year	1,534	6,575	14,684	1,027	23,819
Amount end of the year	**861**	**4,844**	**8,943**	**804**	**15,453**

2022

In k€	Patents and Licenses	Developed Technologies	Customer relationships	Trademarks	Total
Acquisition and manufacturing cost					
Amount at the beginning of the year	11,211	99,784	69,089	6,539	186,623
Foreign currency Translation	–	34	–	–	34
Additions	–	917	–	–	917
Business Combinations	1,672	–	–	–	1,672
Reclassification	–	–	–	–	–
Amount end of the year	**12,883**	**100,735**	**69,089**	**6,539**	**189,246**
Depreciation, amortisation and impairments					
Amount at the beginning of the year	10,182	92,983	47,391	5,216	155,772
Foreign currency translation	–	(438)	45	–	(393)
Additions	1,223	1,559	6,969	297	10,048
Impairment	–	–	–	–	–
Reclass	(56)	56	–	–	–
Amount end of the year	**11,349**	**94,160**	**54,405**	**5,513**	**165,427**
Net Book value					
Amount beginning of the year	1,029	6,801	21,698	1,323	30,851
Amount end of the year	**1,534**	**6,575**	**14,684**	**1,026**	**23,819**

Intangible assets excluding goodwill decreased by € 8,366k from € 23,819k at 31 December 2022 to € 15,453k at 31 December 2023. This decrease is mainly due to an impairment of an intangible asset within developed technologies amounting to € 5,011k and which is in relation to research and development expenses, and due to the amortisation of Evotec´s customer relationships of € 5,818k, of which € 5,540k relates to Aptuit.

(10) FINANCIAL INSTRUMENTS

— ACCOUNTING PRINCIPLES —

Non-derivative financial assets
Non-derivative financial assets comprise cash and cash equivalents, receivables and other financial assets including derivatives.

Recognition and initial measurement:
Non-derivative financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument.

Purchases and sales of non-derivative financial assets in the normal course of business are accounted for at the trade date.

Dividend and interest income are recognised when earned. Gains or losses, if any, are recorded in other financial income and other financial expense.

Non-derivative financial assets are derecognised when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. At initial

recognition, the Group measures non-derivative financial assets at their fair value, plus, in the case of a financial asset not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the Consolidated Income Statement.

Classification and subsequent measurement:
The Group classifies its non-derivative financial assets in the following measurement categories:

–those that are measured subsequently at fair value;
–those that are measured at amortised cost.

In assessing the classification, the Group considers the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in either the Consolidated Income Statement (FYTPL) or in Other Comprehensive Income (FYTOCI).

For debt investments, assets are reclassified between FVTOCI, FVTPL and amortised cost only when its business model for managing those assets changes.

Offsetting of financial instruments
Financials assets and liabilities are only offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Group has the legal right to offset the amounts and either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Cash and cash equivalents
Cash and cash equivalents include cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Other financial assets
Other financial assets include convertible loans, derivatives and deposits.

Debt instruments
Debt instruments include those subsequently carried at amortised cost, those carried at FVTPL or those carried at FVTOCI.

Classification depends on the Group's business model for managing the asset and the cash flow characteristics of the asset.

Debt instruments that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortised cost and are subject to impairment. Interest income from these financial assets is included in Finance income using the effective interest rate method.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

When the Group determines that an embedded derivative meets the requirement, it is separated from the host contract and accounted for as a derivative.

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI and subject to impairment.

Movements in the carrying amounts are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognised in the Consolidated Income Statement.

When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the Consolidated Income Statement. Interest income from these financial assets is included in financial income using the effective interest rate method. Debt instruments that do not meet the criteria for amortised cost or FVTOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in the Consolidated Income Statement in the period in which it arises.

Other Equity investments where the Group does not possess control or significant influence
For those equity investments over which the Group has neither control nor significant influence and which are therefore measured in accordance with IFRS 9, classification will depend on whether the Group has made an irrevocable election at the time of initial recognition to

account for the equity investment at fair value through other comprehensive income (FVTOCI).

For those equity investments over which the Group has neither control nor significant influence and which are therefore measured in accordance with IFRS 9, both FVTOCI and FVTPL, the Group follows the following hierarchy determined by the unique nature of the investments. Observable market prices are the primary method when available. When these are not available but there has been an external financing round or a capital transaction with a new investor of the equity investment in which the Group did not participate, this would be taken into account. In the absence of such an event, the Group assesses qualitative factors, such as scientific progress, as well as an analysis of the cash position of the investment. In case of promising scientific development, the acquisition costs are considered to be the best estimate of the fair value. Should the investment be a possible going concern risk with no further positive qualitative factors, the Group uses Net Asset Value as a proxy for the fair value of the investment.

The investments in early-stage companies are mainly of a strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research.

Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the Consolidated Income Statement following the derecognition of the investment. Dividends (if any) from such investments continue to be recognized in the Consolidated Income Statement when the Group's right to receive payments is established.

Debt and other financial liabilities

Debt and other financial liabilities, excluding derivative financial liabilities and provisions, are initially measured at fair value and, in the case of debt and payables, net of directly attributable transaction costs. Debt and other financial liabilities are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Debt and other financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or has expired.

Derivative financial instruments

All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the early termination date.

The Group measures all derivative financial instruments at fair value that is derived from the market prices of the instruments, calculated on the basis of the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or derived from option pricing models, as appropriate.

Gains or losses arising from changes in fair value of derivative financial instruments are recognised in the Consolidated Income Statement. The Group does not apply hedge accounting in accordance with IFRS 9.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for trade receivables, debt investments carried at fair value through other comprehensive income (FVTOCI) and amortized costs. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. For all trade receivables and contract assets, the Group applies the IFRS 9 simplified approach to measuring ECLs.

To measure the ECLs on trade receivables and contract assets, the Group takes into account credit-risk concentration, collective debt risk based on average historical losses as well as days past due.
The Group also may factor in specific circumstances such as serious adverse economic conditions in a specific country or region, and other forward-looking information.
The Group may also apply individual credit losses on identified trade account receivables or contract assets depending on individual circumstances.

Other financial income and expense

Financial income comprises interest income on funds invested (including financial assets), dividend income, net gains on the disposal of financial assets, net fair value gains on financial assets at FVTPL, net gains on the remeasurement to fair value of any pre-existing interest in an acquiree, and net gains on foreign exchange impacts that are recognised in the Consolidated Income Statement.

Other financial income is recognised on an accrual basis in the Consolidated Income Statement, using the effective interest method. Dividend income is recognised in the Consolidated Income Statement on the date that the Group's right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Other financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of financial assets, net fair value losses on financial assets at FVTPL, impairment losses recognised on financial assets (other than trade receivables), net interest expenses related to defined-benefit plans, interest on lease liabilities and net losses on foreign exchange impacts that are recognised in the Consolidated Income Statement.

Evotec´s interest expenses relate primarily to financial liabilities measured at amortized cost.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The balances of cash and cash equivalents as of 31 December are as follows:

In k€	2023	2022
Cash at banks and on hand	237,562	231,614
Short term deposits	35,000	–
Money market funds	238,346	183,540
	510,909	415,155

As of 31 December 2023 the Group´s balance of cash and cash equivalents and investments is € 604,112k (31 December 2022:€ 718,489k), thereof short-term investments of € 93,203k (31 December 2022:€ 303,334k). Fixed-term investments are measured at amortised cost and bonds are measured at fair value through OCI (note 15). Money market funds that are classified under cash and cash equivalents are measured at FVOCI. While managing liquidity, the Group is investing in deposits with maturities beyond three months which are also included in investments. These deposits are measured at amortized costs.
As of 31 December 2023, the expected credit loss on cash and cash equivalents and short-term investments has remained unchanged compared to last year (31 December 2022: € 225k).

As of 31 December 2023, € 11,819k of the cash balances with credit institutions were restricted (31 December 2022 € 14,458k). This amount includes grants for specific projects and rent deposits.

OTHER CURRENT FINANCIAL ASSETS

Other current financial assets include mainly convertible loans, interest receivables and deposits. In addition, this position also comprises the positive fair values of forward exchange contracts which amount to € 6,137k as of 31 December 2023 (31 December 2022: € 8,215k).

OTHER LONG-TERM INVESTMENTS

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

In k€	2023	2022
Balance at 1 January	131,042	268,793
Additions	10,199	46,137
Additions due to discontinued use of equity method	1,906	–
Reduction due to change to accounting according to the equity method	(2,369)	–
Fair value adjustments recognized in profit or loss	(3,678)	(172,159)
Adjustments to fair value, recognised in OCI	(1,506)	(11,729)
Net book value 31 December	**135,593**	**131,042**

The loss of € 1,506k due to fair value adjustments recognized in other comprehensive income includes a loss of € 1,080k from financial assets designated at fair value through other comprehensive income.

Investments are periodically reviewed for changes in their fair value. The fair value adjustments of € (3,678)k mainly relate to measurement losses of € 14,958k which were partially offset by a measurement gain of

€ 11,280k relating to Exscientia Ltd whose share price increased from USD 5.33 on 31 December 2022 to USD 6.41 on 31 December 2023.

LOAN LIABILITIES

Throughout the years 2023 and 2022, the Group met all covenants under the various loan agreements shown below. All loans are unsecured.

Country of lender	Currency	Nominal interest Rate	Maturity until	31 December 2023 Fair Value	2023 Carrying amount	2022 Fair Value	2022 Carrying amount
				k€	k€	k€	k€
Germany	EUR	fixed interest rate of 0.8 % to 2 %	2024-2029	202,727	243,583	137,278	150,171
Germany	EUR	variable interest rate of 4.8% to 5%	2024-2026	64,088	64,500	61,003	64,500
Germany	EUR	1.60 %	2024-2027	67,631	75,000	71,846	75,000
Germany	EUR	1.20 %	2029	5,010	5,647	6,358	6,722
Germany	EUR	1.40 %	2031	15,814	18,458	19,099	20,367
Italy	EUR	fixed interest rate of 1.3 % to 4.5 %	2026-2027	340	367	729	757
Italy	EUR	variable interest rate 4.5%	2027	421	434	489	500
France	EUR	fixed interest rate of 0.00% to 0.55 %	2025	23,216	27,876	10,038	10,742
				379,247	435,865	**306,840**	**328,759**

Current loan liabilities as of 31 December 2023 include interest liabilities of € 1,193k (31 December 2022: € 1,092k).

As of 31 December 2023, the Group maintained unutilized lines of credit totalling € 141,086k (31 December 2022: € 245,509k). On 29 December 2022, the Group signed a facility agreement of € 150,000k with the European Investment Bank (EIB). As of 31 December 2023, the Group has drawn € 93,290k from this facility agreement.

— LEASES —

The Group has lease contracts for various items of real estate, vehicles and other equipment used in its operations. The Group has multiple extension and termination options in a number of lease contracts. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the Group to potential future cash outflows. Future cash outflows for leases that have not yet begun are set out in the explanation "(18) Commitments and contingencies". In addition, the Group is not committed to leases not yet commenced. The Group's lease contracts do not contain any financial covenants.

Set out below are the carrying amounts of the lease liabilities and the movements during the period:

In k€	2023	2022
Amount beginning of the year	176,822	150,437
Foreign currency Translation	(958)	(923)
Additions	33,975	38,784
Business combination	–	3,962
Disposals	(4,086)	(232)
Accretion of interest	5,831	3,841
Payments	(22,446)	(19,046)
Amount end of the year	**189,140**	**176,823**

The lease liabilities of the Company are due as follows:

In k€	2023	2022
Current portion of lease obligations	19,653	14,825
Long-term lease obligations	169,487	161,998
	189,140	**176,823**

The Group's cash outflows for leases amounted to € 22,446k in 2023 (2022: € 19,046k). The following amounts are recognised in profit or loss:

In k€	2023	2022
Depreciation expense of right-of-use	21,075	18,659
Interest expense on lease liability	5,832	3,841
Expense relating to short-term leases	236	476
Expense for leases on an asset of low value	62	50
Total amount recognised in profit or loss	**27,205**	**23,026**

RECONCILIATION OF CASH FLOW FROM FINANCING ACTIVITIES

The following tables show the reconciliation of cash flow from financing activities to changes in financial liabilities in 2023 and 2022.

k€	Loans	Lease Obligations	Bonds
Balance as of 1 Jan 2023	**329,851**	**176,823**	**3**
Proceeds from issuance of loans	219,923	–	–
Repayments	(112,880)	(22,446)	–
Interest paid	(12,853)	–	–
Cashflow from financing	**94,189**	**(22,446)**	–
Non-cash transactions:			
Disposal of finance lease obligation		(4,086)	–
Foreign currency translation	–	(958)	–
Interest expense	11,739	–	–
Change in accrued interest and other	1,279	5,831	–
Issue of finance lease obligation	–	33,975	–
Balance as of 31 Dec 2023	**437,058**	**189,140**	**3**

k€	Loans	Lease Obligations	Bonds
Balance as of 1 Jan 2022	**362,480**	**150,438**	**3**
Proceeds from issuance of loans	–	–	-
Repayments	(34,067)	(19,046)	-
Interest paid	(5,731)	–	–
Cashflow from financing activities	**(39,798)**	**(19,046)**	–
Non-cash transactions:			
Disposal of finance lease obligation	–	(232)	-
Foreign currency translation	–	(1,120)	-
Interest expense	9,083	–	–
Change in accrued interest and other	(1,914)	4,068	-
Issue of finance lease obligation	–	42,716	-
Balance as of 31 Dec 2022	**329,851**	**176,823**	**3**

— CURRENT FINANCIAL LIABILITIES —

Current financial liabilities of € 149,096k in 2023 (2022: € 23,468k) consist of current loan liabilities of € 129,971k (2022: € 1,556k), current portion of lease obligations of € 19,115k (2022: € 14,825k) as well as other current financial liabilities of € 10k (2022: € 7,087k). Other current financial liabilities relate to negative fair values of forward exchange contracts.

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

— ACCOUNTING PRINCIPLES —

The Group, in the course of its business, may enter into arrangements where it will exercise joint control over entities resulting in classifying these operations as joint ventures or joint operations depending on the rights and obligations arising from the contractual arrangement.

Alternatively, it may enter into arrangements where it holds 20 to 50 percent of the voting rights and exercises significant influence resulting in these companies being classified as associate companies.

Investments in associates and joint ventures are accounted for using the equity method.

The Group's share of profit of joint ventures is classified within non-operating profit as these operations do not form an integral part of the Group's financial performance, reflecting its non-core business activities.

The Group's share of profit (loss) of associates is classified below Operating profit.

Goodwill arising from an acquisition is included in the carrying amount of the investments in joint ventures and associated companies. Equity accounting is discontinued when the carrying amount of the investment together with any long-term interest in a joint venture or in an associate reaches zero, unless the Group has either incurred or guaranteed additional obligations in respect of the joint venture or associate.

Impairment of Joint Ventures and Associates
The Group tests investments in joint ventures and associates for which it does not possess control, but has significant influence for impairment on a regular basis and when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment.

Objective evidence of impairment includes but is not limited to the net asset value being below carrying amount, absence of scientific progress, significant financial difficulties of the joint venture, associate or information about significant changes with an adverse effect that have taken place in the economic environment in which it operates and indicates that the carrying amount may not be recovered.

— INVESTMENTS IN ASSOCIATES —

Individually immaterial shares in companies accounted for using the equity method are presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 10,000k or Evotec's share of earnings in the result (Share of profit in associate and Impairment combined) were less than € 1,000k in the company's profit or loss. At the balance sheet date, six investments were classified as significant and four investments were classified as insignificant. The additions to the significant investments in 2023 are entirely related to financing rounds (capital contributions).

The following table summarizes the development of the investments in associates during year 2023:

In k€	Autobahn Labs LLC	Centauri Therapeutics GmbH	Curexsys GmbH	Dark Blue Therapeutics Ltd.	Topas Therapeutics GmbH	Tucana Bioscienes Inc.	Insignificant investments	Total
Balance at 1 January 2023	1,371	–	3,967	4,022	405	2,325	3,954	16,043
Investment	2,360	3,455	–	–	2,023	–	–	7,838
Share of profit in associate	(3,730)	(309)	(968)	(4,022)	(2,428)	(775)	(650)	(12,881)
Impairment	–	(3,336)	(2,999)	–	–	(579)	(960)	(7,875)
Dividend earned	–	–	–	–	–	–	(424)	(424)
Divestment	–	–	–	–	–	(970)	–	(970)
Reclassification due to change of control	–	2,369	–	–	–	–	(1,029)	1,341
Balance at 31 December 2023	–	2,179	–	–	–	–	892	3,071

The following table provides an overview of the development of the investments in 2022:

In k€	Autobahn Labs LLC	Breakpoint Therapeutics GmbH	Curexsys GmbH	Dark Blue Therapeutics Ltd.	Quantro Therapeutics GmbH	Topas Therapeutics GmbH	Insignificant investments	Total
Balance at 1 January 2022	–	2,774	4,212	405	1,307	1,497	2,873	13,068
Investment	3,634	–	2,564	7,167	1,250	1,821	2,505	18,940
Share of profit in associate	(2,263)	(2,774)	(2,809)	(3,550)	(510)	(2,913)	(1,147)	(15,965)
Impairment	–	–	–	–	–	–	–	–
Dividend earned	–	–	–	–	–	–	–	–
Divestment	–	–	–	–	–	–	–	–
Reclassification due to change of control	–	–	–	–	–	–	–	–
Balance at 31 December 2022	1,371	–	3,967	4,022	2,047	405	4,231	16,043

Further financial information on the significant investments accounted for using the equity method is presented below:

2023

In k€	Autobahn Labs LLC	Centauri Therapeutics GmbH	Curexsys GmbH	Dark Blue Therapeutics Ltd.	Quantro Therapeutics GmbH
Current assets	1,272	9,451	1,071	4,321	613
Non-current assets	727	–	421	248	5,072
Current liabilities	2,257	–	148	1,087	2,902
Non-current liabilities	–	–	–	9,098	483
Revenues from 1 Jan to 31 Dec	–	597	–	–	2,353
Net income 1 Jan to 31 Dec	(10,667)	(3,448)	(2,176)	(9,210)	(890)
Share of profit in associate	**(3,730)**	**(309)**	**(968)**	**(4,022)**	**(194)**

2022

In k€	Autobahn Labs LLC	Breakpoint Therapeutics GmbH	Curexsys GmbH	Dark Blue Therapeutics Ltd.	Quantro Therapeutics GmbH	Topas Therapeutics GmbH
Current assets	4,029	7,204	3,409	14,244	4,392	6,795
Non-current assets	6	2	484	32	445	–
Current liabilities	672	1,068	302	1,065	1,666	843
Non-current liabilities	–	143	85	8,208	–	–
Revenues from 1 Jan to 31 Dec	–	–	15	–	1,321	–
Net income 1 Jan to 31 Dec	**(6,144)**	**(11,789)**	**(6,940)**	**1,025**	**(797)**	**(9,340)**
Share of profit in associate	**(2,263)**	**(2,774)**	**(2,809)**	**(3,550)**	**(510)**	**(2,913)**

(12) EMPLOYMENT, POST-EMPLOYMENT BENEFITS AND SHARE COMPENSATION PLANS

— ACCOUNTING PRINCIPLES —

Short-term employee benefits
Short-term employment obligations are measured on an undiscounted basis and are expensed as the related service is provided. The Group recognizes a liability and an expense for bonuses and incentives based on a formula that takes into consideration the profit attributable to the Group´s shareholders after certain adjustments.

Defined contributions schemes
A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined-contribution pension plans are recognized as an employee benefit expense in the income statement in the periods during which services are rendered by employees. The Group ´s contribution rate is employee-specific and depends on the amount of an employee's contribution and the relevant legislation.

Defined benefits schemes and Jubilee provisions
A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. Plans for which the Group has no legal or constructive obligation to pay further amounts, but to which it does pay non-fixed contributions, are also treated as a defined-benefit plan. The net pension asset or liability recognized in the consolidated statement of financial position in respect of defined-benefit post-employment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date.

The defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contribution or any future refunds.

The net pension liability (asset) is presented as a long-term provision; no distinction is made for the short-term portion. Pension costs in respect of defined-benefit post-employment plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years. Remeasurements of the net defined-benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Group recognizes all remeasurements in other comprehensive income and reclassifies them later to the Group´s income statement.

The Group recognizes gains and losses on the settlement of a defined-benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined-benefit obligation being settled, as determined on the date of settlement, and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement. Past service costs arising from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment) are recognized in full in the consolidated income statement.

The Group´s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the consolidated income statement in the period in which they arise.

Other long term employment benefits
Other long-term employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not expected to be settled wholly within twelve months after the year end, profit sharing, variable and deferred compensation. The measurement of these obligations differs from defined benefit plans in that all remeasurements are recognized immediately in the statement of income.

Stock Options and Share Performance Awards
The Group operates various equity-settled share-based compensation plans for which the Company applies the regulations of IFRS 2. The fair value of the employee services received in exchange for the grant of the options or shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.
All plans are settled in shares. The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award.

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

The expense or credit in the consolidated income statement for a period represents the movement in cumulative expense recognized at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group´s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss. The dilutive effect of outstanding options and shares is reflected as additional share dilution in the computation of diluted earnings per share.

DEFINED CONTRIBUTION SCHEMES

The Group operates a defined contribution plan in the United Kingdom and makes additional contributions to employees' own schemes. The pension charge for the year represents contributions payable by the Group to the fund (and to the employees' own pension schemes) and amounted to € 3,926k in 2023 (2022: € 3,346k).

The Group operates defined contribution (401(k)) plans in the US and made contribution of € 1,784k during 2023 (2022: € 575k).

DEFINED BENEFIT SCHEMES AND JUBILEE PROVISION

Germany
The Group has a defined benefit scheme for one former member of the Management Board of Evotec SE and for Evotec DS.

The provisions for both companies amounted to € 645k as of 31 December 2023 (2022: € 722k).

France
The Group runs a jubilee scheme where a lump sum payment is provided to all employees upon retirement. The amount is dependent on different factors such as years of service with the company, compensation at retirement age (between age of 63 and 65) and collective agreements. This is a legal requirement.

The Group also runs a work anniversary awards agreement. The lump sum amount is defined by the collective agreement and based on the number of years of service with the Group.

The Group operates a defined benefit plan for employees in France. Due to a pension reform in France the Group recorded a gain of € 830k in Past service costs. The mortality tables (issued by INSEE TD/TV 2017 - 2019) were applied in the actuarial report that is used for measuring the French employee benefit obligations.

The movement in employee benefit obligations of the French entities is broken down as follows:

	2023	2022[1]
In k€	Present value of obligation	Present value of obligation
As of January 1	**(14,499)**	**(15,310)**
Benefit payments from the employer	617	749
Current service cost	(1,266)	(1,361)
Past service costs	830	–
Operating costs, net	**(436)**	**(1,361)**
Interest expense (income)	(428)	(116)
Amount recognized in the Income Statement	**(864)**	**(1,478)**
Remeasurements:		
(Gain)/loss from change in demographic assumptions	(12)	(11)
(Gain)/loss from change in financial assumptions	(105)	2,033
(Gain)/loss from experience	(8)	(483)
Amounts recognized in Other Comprehensive Income	**(125)**	**1,539**
As of December 31	**(14,872)**	**(14,499)**

[1] For the financial year 2023, this table includes retiring allowances as well as long service awards for France whereas the table on the employee benefit obligations in published annual report 2022 included only pensions but for France and Germany. The previous year figures have been adjsuted accordingly.

The following table shows the significant assumptions which have been applied in the measurement of the employee benefit obligations:

	Discount Rate		Salary Increase	
%	2023	2022	2023	2022
France	3.25 %	3.35 %	3.00 %	3.00 %

If the below parameters would increase/decrease by 0.5%, the benefit obligations would change as follows:

	2023		2022	
	Increase	Decrease	Increase	Decrease
+0.5/-0.5%	k€	k€	k€	k€
Discount rate	648	(702)	598	(645)
Salary increase	(701)	652	–	–

The average duration of the pension plan is 9.1 years and the average duration of the long service awards is 12.5 years as of 31 December 2023 (2022 respectively 9.1 years and 12.5 years). The expected service costs for 2024 amount to € 1,389k.

Expenses for the statutory retirement obligations are explained in Note (5)

— SHARE PERFORMANCE AWARDS —

In order to continue to incentivise executives in the form of variable compensation components with long-term incentives, in June 2022, June 2020 and June 2017, the Annual General Meeting approved the respective conditional capital required for the so-called Restricted Share Plan 2020 ("RSP 2020") as well as the so-called Share Performance Plan 2022 ("SPP 2022") and Share Performance Plan 2017 ("SPP 2017"). Under these plans, Restricted Share Awards ("RSA") for up to 1,200,000 shares (RSP 2020) and Share Performance Awards ("SPA") for up to 6,000,000 shares (SPP 2022) and 6,000,000 shares (SPP 2017) of Evotec SE ordinary bearer shares without par value (no-par value shares) may be issued to members of the Management Board and other executives upon maturity. Each RSA grants one subscription right to Evotec SE shares, while each SPA grants up to two subscription rights to Evotec SE shares, each of which in turn entitles the holder to subscribe for one Evotec SE share.

SPAs from SPP 2022 and SPP 2017 will be automatically exercised within 10 trading days after the end of the four-year holding period, while RSAs from RSP 2020 can be exercised at the earliest after four years and up to five years after the respective issue date. The RSAs will also be

automatically exercised at the end of the five-year period if no exercise has been made. The holder must contribute €1.00 per share at the time of exercise under all plans described above.

RSAs under RSP 2020 may only be exercised if and to the extent that the performance target is achieved within each of the four consecutive calendar years. This performance target relates to the Company's adjusted EBITDA. The performance target for each individual tranche of RSAs is set by the Supervisory Board annually at the time of issue. The Restricted Share Plan 2020 is subject to some restrictions with regard to issuance periods and allocation of awards to members of the Executive Board or selected executives. The RSP 2020 is no longer part of the new 2022 compensation system for the Executive Board and no more restricted share awards have been issued for the Executive Board since its effective date on June 22, 2022. The grant value of the Restricted Share Plan 2020 for the Executive Board has been reallocated to the short-term and long-term ("Share Performance Plan 2022") compensation components.

SPAs from SPP 2022 and SPP 2017 can only be exercised if and to the extent that two defined equally weighted performance targets ("Key Performance Indicators") are achieved within each of the four consecutive calendar years. These performance indicators consist of Evotec's share price (relevant here is the XETRA price) and the relative total shareholder return for the SPP 2017, which is derived by comparison with the return of the TecDax index. For the SPP 2022 the performance indicators consist of the relative total shareholder return and revenue growth weighted equally. Additionally, the achievement of the KPIs of the SPP 2022 is dependent on an ESG-performance target. The performance targets for each individual tranche of the SPAs are set by the Supervisory Board annually at the time of issue. The Share Performance Plan 2022 and the Share Performance Plan 2017 are subject to certain restrictions with regard to issuance periods and allocation of awards to members of the Executive Board or selected executives.

On 14 February 2023, Evotec's Management Board approved the U.S. Restricted Share Unit Plan ("U.S. RSU Plan"). The U.S. RSU Plan became effective 31 May 2023. The U.S. RSU Plan provides for the grant of restricted share units, which payment may be granted in the form of shares, American depositary shares, each representing one-half of one Evotec SE ordinary share (ADSs), or cash amounts as the Management Board determines to be consistent with best interests of the Company, Evotec and its shareholders and in accordance with the purpose of the U.S. RSU Plan. The Group accounts for the U.S RSU Plan as settled in shares. The number of restricted share units granted in the 12 months period ended 31 December 2023 totalled 603.161. The exercise of the share units under the RSU does not require the achievement of any Key Performance Indicators. Therefore, the fair value of these share units of 9.50 USD has been determined based on the share price on the grant date and an assumed fluctuation rate of 5%.

A summary of the status of the Share Performance Plans as of 31 December 2023 and 2022 and the changes during the year then ended is presented as follows:

	31 Dec.			
	2023	**2023**	2022	2022
in k€	***Share Performance (Awards SPAs)***	***Weighted average exercise price***	*Share Performance (Awards SPAs)*	*Weighted average exercise price*
		in € per share		in € per share
Granted SPAs at the beginning of the year	1,505	1.00	1,325	1.00
SPAs granted	1,489	1.00	469	1.00
Exercised SPAs	(233)	1.00	(209)	1.00
Expired SPAs	–	1.00	(80)	1.00
SPAs granted at the end of the year	2,761	1.00	1,505	1.00
Thereof exercisable	–	1.00	–	1.00

The SPAs in this table includes the RSPs, SSPs and RSUs

Evotec's average weighted share price at the exercise day of SPAs in financial year 2023 was € 19.38 (2022: € 34.27). In the financial year 2023, 227,555 Awards (2022: 139,229 awards) from the total granted 1,489,411 SPAs (2022: 468,706 SPAs) were given to the members of the Management Board. The SPAs exercised in 2023 correspond to 233,083 shares (2022: 344,458 shares).

The fair value of the share performance awards issued was determined on the date the options were granted on the basis of a Monte Carlo simulation using the following assumptions:

	RSP 2020 granted October 2023	SPP 2022 granted March 2023	RSP 2020 granted October 2022	RSP 2020 granted May 2022
Risk-free interest rate in %	2.66	2.84	2.03	0.57
Volatility of the Evotec SE share in %	45.00	50.00	51.00	45.00
Volatility of the TecDAX index in %.	-	24.00	-	-
Fluctuation in %	5.00	5.00	5.0	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00
Share price on the day of issue in €	16.79	16.67	19.47	25.26
TecDAX index price on the day of issue in points	-	3,202.25	-	-
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	-	12.36	-	22.87
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	15.91	17.07	18.57	24.29

	SPP 2017 granted January 2022	RSP 2020 granted October 2021	RSP 2020 granted May 2021	SPP 2017 granted February 2021
Risk-free interest rate in %	-0.46	-0.43	-0.57	-0.78
Volatility of the Evotec SE share in %	37.00	35.00	40.00	42.00
Volatility of the TecDAX index in %.	17.00	—	—	29.00
Fluctuation in %	0.0 - 5.0	5.0	0.0 - 5.0	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00
Share price on the day of issue in €	34.90	44.98	35.49	32.25
TecDAX index price on the day of issue in points	3,411.87	—	—	3,375.67
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	31.30	—	33.50	31.34
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	33.66	43.96	34.47	36.65

For all share performance awards and restricted share awards, a total of € 9,630k was recognised as current service cost in operating expenses in the consolidated statement of income in 2023 (2022: € 9,919k). Of this amount, € 2,456k relate to share performance awards of the Management Board in 2023 (2022: € 2,791k). The expenses related to accelerated vesting are included in the current service cost.

The performance measurement period for all issues started on 1 January of the respective year. An expected dividend yield of zero applies to all models. Depending on the nature of the respective plan, the expected duration is either four or five years. The expected volatilities are based on the historical volatilities of the year prior to the grant date.

(13) PROVISIONS

— ACCOUNTING PRINCIPLES —

Provisions are recognized if as a result of past events, the Group has:
–a present legal or constructive obligation,
–the amount can be estimated reliably, and,

–it is more likely than not that an outflow of resources will be required to settle the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from such a contract are lower than the unavoidable expenses of meeting its obligations under the contract. The provision is measured at the present value of the lower of the

expected expenses of terminating the contract and the expected net expense of continuing with the contract. Before a provision is established, the Group recognizes any impairment expense on the assets associated with that contract.

— PROVISION —

The current provisions consist of the following:

in k€	31 December 2023	31 December 2022
Other personnel expenses	41,490	47,490
Pensions	2,184	1,730
Other provision	1,491	5,190
Total current provisions	**45,165**	**54,410**

The non-current provisions consist of the following:

in k€	31 December 2023	31 December 2022
Pensions	11,985	12,531
Other personnel expenses	2,164	1,209
Other provisions	1,913	2,687
Total non-current provisions	**16,063**	**16,427**

The following table summarizes the development of total provisions recorded during 2023:

in k€	1 Jan 2023	Business combination	Consumption	Release	Foreign currency exchange	Additions	31 Dec 2023
Other personnel expenses	48,699	–	37,851	10,858	91	43,573	43,654
Pensions	14,261	–	735	579	8	1,215	14,170
Other provisions	7,877	–	1,011	4,588	(179)	1,303	3,404
Total	**70,837**	–	**39,596**	**16,025**	**(80)**	**46,091**	**61,228**

The following table summarizes the development of total provisions recorded during 2022:

in k€	1 Jan 2022	Business combination	Consumption	Release	Foreign currency exchange	Additions	31 Dec 2022
Other personnel expenses	36,012	419	23,105	3,374	(2,525)	41,272	48,699
Pensions	14,428	553	1,629	1,404	(12)	2,325	14,261
Other provisions	6,841	287	1,103	3,182	(63)	5,097	7,877
Total	**57,281**	**1,259**	**25,837**	**7,960**	**(2,600)**	**48,694**	**70,837**

The provision for personnel expenses mainly consists of bonus accruals (31 December 2023: € 13,817k; 31 December 2022: € 26,704k) and accrued vacation (31 December 2023: € 18,454k; 31 December 2022: € 16,637k). The provision for pensions mainly relates to pensions in France (see Note 12).

The other provisions mainly consist of earn-out provisions (31 December 2023: € 311k; 31 December 2022: € 306k), audit fees (31 December 2023: € 1,964k; 31 December 2022: € 2,111k) and maintenance fees (31 December 2023: € 376k; 31 December 2022: € 1,483k).

(14) FINANCIAL RISK MANAGEMENT

The Group is exposed to several types of financial risks. The Group does not purchase or hold any derivative financial instruments for speculative purposes.

— LIQUIDITY RISK —

Revenue fluctuations, external events and changes in the business environment might negatively impact the Group's short- to mid-term profitability and cash reserves. To actively address any related risk, the Group's management has defined minimum liquidity levels and prepared a scenario planning to safeguard its cash position. The Group believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. The Group currently has sufficient liquidity reserves, due to a public placement in the United States in 2021 and securing additional external debt financing in 2023, most significantly a 150m unsecured loan facility from the European Investment Bank. However, the option of increasing capital is always considered. This additional financing might be required if new opportunities arise in terms of M&A or in-licensing. The Group does not intend to engage in projects unless adequate funding is allocated or secured. Given the current business environment with economic and political uncertainties, the Group assesses the associated liquidity risks still to be low (previous year: low).

The general risk of losing a significant amount of cash in cash investments should continuously be mitigated by spreading the investments across several different banks in high-credit quality instruments in full compliance with the Group's approved investment policy. The Group monitors its banks and investments on an ongoing basis. Therefore, the Group assesses the current default risks to be low, remaining unchanged in comparison to the previous year.

Currency exchange movements also impact the Group's reported liquidity primarily through the translation of liquid assets held in U.S. Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro to meet local operating needs. This risk has increased due to extensive political uncertainty and a potentially strong market reaction in the forthcoming months but was already subject to increasing volatility in previous years.

The contractual maturities of the financial liabilities, including the estimated interest payments as of 31 December 2023 and 2022 are shown in the following tables:

	31 December 2023				
k€	Carrying amount	Contractual Cashflow	Due in 1 year	Due in 2-5 years	Due in more than 5 years
Non-derivative financial liabilities					
Loans	(437,058)	(448,999)	(133,666)	(159,790)	(155,542)
Lease obligations	(189,140)	(204,291)	(23,476)	(91,682)	(89,132)
Contingent consideration	(311)	(334)	(334)	–	–
Trade accounts payable	(134,319)	(134,319)	(134,319)	–	–
Other financial liabilities	(23,960)	(23,960)	(22,572)	(1,387)	–
Total non-derivative financial liabilities	(784,787)	(811,902)	(314,368)	(252,860)	(244,674)
Derivative financial liabilities					
Interest rate swaps/Foreign currency forwards	(193)	(193)	(60)	(133)	–
Total derivative financial liabilities	(193)	(193)	(60)	(133)	–

	31 December 2022				
k€	Carrying amount	Contractual Cashflow	Due in 1 year	Due in 2-5 years	Due in more than 5 years
Non-derivative financial liabilities					
Loans	(329,851)	(345,522)	(7,266)	(272,749)	(65,507)
Lease obligations	(176,823)	(186,894)	(19,422)	(78,152)	(8,932)
Contingent consideration	(306)	(372)	(76)	(291)	(5)
Trade accounts payable	(97,277)	(97,277)	(97,277)	-	-
Other financial liabilities	(17,871)	(17,871)	(16,894)	(977)	-
Total non-derivative financial liabilities	(622,128)	(647,936)	(140,935)	(352,168)	(154,832)
Derivative financial liabilities					
Interest rate swaps/Foreign currency forwards	(7,358)	(7,358)	(6,965)	(393)	-
Total derivative financial liabilities	(7,358)	(7,358)	(6,965)	(393)	-

— CURRENCY RISK —

The Group is exposed to foreign exchange risk as the Group entities enter into revenues, purchases, and other transactions in a currency other than the functional currency of the respective Group entity. The functional currencies of the Group entities are mainly Euro, US Dollar and British Pound. In the course of their ordinary business activities, the Group companies are exposed in particular to exchange rate fluctuations between US Dollar, British Pound and Euro.

The table below shows the average exchange rates as well as the exchange rates as of 31 December 2023 and 31 December 2022, in each case against the Euro:

€	Annual average exchange rate 2023 1 Jan -31 Dec	2022 1 Jan -31 Dec	Closing rate 31 Dec 31 Dec. 2023	2022
USD	0.92484	0.9496	0.9050	0.9376
GBP	1.149707	1,1727	1.1507	1,1275

A strengthening (weakening) of the Euro, the US Dollar and the British Pound among themselves and against other currencies, as shown below as at 31 December, would lead to an increase (reduction) in equity and earnings with the amounts mentioned below. This analysis relates to financial instruments held for sale on condition that all other variables remain constant and ignore the impact of purchases and sales.

	2023					
	USD		GBP		EUR	
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)
Result	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)

	2022					
	USD		GBP		EUR	
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)
Result	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)

The Group manages foreign exchange exposure by incurring certain expenses in the currency of the local operating business and through selected hedging transactions such as foreign currency forward contracts. The hedging instruments used do not expose the Group to any significant additional risk. The objective of these transactions is to reduce the exposure of exchange rate fluctuations of the Group's foreign currency denominated cash flows. The Group does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are accounted for at fair value. Foreign currency derivative accounting gains and losses are included in non-operating income and expense amounted to a net gain of € 8,360k in financial year 2023 (2022: net gain € 9,424k). This realized and unrealized FX gains mainly result in favorable FX forwards from the second half of the year.

Derived regularly from the summarised quantitative data about the Group's currency risks, based on the report to the Management Board, the expected future USD cash flows which should be hedged with USD/GBP forward contracts and USD/EUR forward contracts are determined. As of 31 December 2023, cash flows of USD 233,000 k (31 December 2022: USD 394k), of which USD 173,000k was hedged against the Euro (31 December 2022: USD 350k), and USD 60,000 k was hedged against the GBP (31 December 2022: USD 44,400k), as well as cash outflows of € 3,900k against the GBP (31 December 2022: € 8,400k).The fair value of cash and cash equivalents, trade receivables and trade payables approximate their carrying amount due to their short-term nature. Financial assets are accounted for at the settlement date.

— INTEREST RATE RISK —

Due to securities and other cash investments as well as loans, the Group is exposed to interest rate risks in Germany, UK, and the USA. Financial instruments with fixed interest rates are not subject to interest rate risk and are accordingly not included in the sensitivity analysis.

The fair value of debt differs from the carrying amount if there is a difference between the underlying interest rate and the market interest rate. The fair value is then determined by discounting using the market interest rate.

The fair values of loans and securities and other investments with variable market interest rates would vary by the following amounts as of 31 December 2023 and 2022:

k€	31 December 2023	31 December 2022
Flexible interest rate +1%-Point	3,794	3,014
Flexible interest rate (1)%-Point	(2,495)	(1,714)

The Company is exposed to interest rate risk through variable interest-bearing loans. These interest rate risks are considered immaterial. Evotec regularly uses interest rate swaps to economically hedge the interest rate risks arising from its debt financing. In June 2019, two interest rate swaps with a total notional amount of € 48,250k were agreed against a fixed interest rate of 0,17 % and 0,24 %, respectively. These result in a current valuation of € (183)k

— CREDIT RISK —

Credit risk is the risk of financial loss to the Group if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region is as follows:

k€	***31 December 2023***	*31 December 2022*
USA	38,709	92,034
France	7,107	24,429
UK	15,600	20,451
Germany	8,699	7,767
Rest of Europe	12,990	13,622
Rest of the world	13,129	10,350
	96,233	**168,653**

The maximum credit risk of the contract assets corresponds to the carrying amounts and amounted to € 25,000k at year-end (31 December 2022: € 30,516k).

The Group has exposure to credit risk primarily with respect to its third-party receivables. The Group continuously assesses the solvency of its customers and maintains an appropriate specific allowance for bad debts, which is derived from the expected collectability of all receivables from third parties. The Group's receivables from third parties are unsecured and not secured by any liens from customers. On 31 December 2023, 6% of trade account receivables were due from one customer (31 December 2022: 22%). Any default risks with regards to trade receivables are mainly limited by geographical diversification of customers and by the Group's monitoring procedures.

— COUNTRY RISK —

Country risk is the risk that political, legal, or economic developments in a single country could adversely impact the Group's performance. The country risk is monitored on a regular basis (see Assets and Liabilities per currency above).

— MARKET RISK —

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, in general or for individual treatments might change while engaging in individual projects. Revenues generated under the collaboration agreements are allocated to either the EVT Execute or the EVT Innovate segment depending on the type of contract with the Group's customers, the intellectual property right and the project stage. This partnership model, which the Group believes to be unique, allows the risks of drug discovery to be balanced and spread.

— CAPITAL MANAGEMENT RISK —

The Group actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximise returns. The Group's cash and short-term investments are held with several different banks. Financial investments are made in liquid, highly diversified investment instruments having at minimum a Standard & Poor's rating (or equivalent) of at least BBB-.

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

k€	***31 December 2023***	*31 December 2022*
Balance sheet total	2,252,468	2,257,247
Equity attributable to Shareholders of Evotec SE	1,119,908	1,187,184
Equity ratio in (%)	49.7 %	52.6 %
Net cash	(115,289)	(91,518)

The Group remains well financed with an equity ratio relating to equity attributable to the Group's shareholders of 49.7% as of 31 December 2023 (31 December 2022: 52.6%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital must always be considered if new opportunities arise in terms of M&A or in-licensing which require additional financing. Furthermore, the acquisition of anchor investors can be of strategic importance for the company.

No minimum capital requirements are stipulated in Evotec's statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options based on miscellaneous stock option plans as well as Share Performance Awards on the basis of Share Performance Plans (see Note (12)).

(15) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

— ACCOUNTING PRINCIPLES —

For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:

- Level 1 – inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date.
- Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
- Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the change has occurred.

Specific valuation techniques used to value financial instruments include:

Level 1
Instruments included in level 1 are comprised primarily of listed equity investments classified as financial assets carried at fair value through profit or loss or carried at fair value through other comprehensive income. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Level 2
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data,the instrument is included in level 2. The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The fair value of debt is estimated on the basis of the quoted market prices for certain issuances, or on the basis of discounted cash flow analysis using market rates.

Level 3
If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

The fair value of contingent consideration is dependent on the terms of the respective acquisition agreement that may require the Group to pay additional consideration to former shareholders if specified future events occur or conditions are met.

The fair value measurement is based on management's estimates and assumptions and hence classified as Level 3 in the fair value hierarchy.

— FAIR VALUES —

The following table shows the fair value of the financial assets and liabilities measured at fair value and financial liabilities measured at amortised cost together with the corresponding carrying amounts from the statement of financial position as of 31 December 2023 and 31 December 2022 and their respective fair value level. Financial assets measured at amortized cost approximate their carrying amounts in the statement of financial position.

in k€	31 December 2023 Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets					
Equity instruments	128,109	128,109	81,417	9,543	37,149
Other financial assets	3,179	3,179	–	–	3,179
Financial assets carried at FVTPL	**131,288**	**131,288**	**81,417**	**9,543**	**40,328**
Equity instruments	7,484	7,484	7,484	–	–
Short-term investments[1]	321,550	321,550	321,550	–	–
Financial assets carried at FVTOCI	**329,034**	**329,034**	**329,034**	–	–
Derivative financial instruments	6,137	6,137	–	6,137	–
Financial assets carried at fair value	**466,459**	**466,459**	**410,451**	**15,680**	**40,328**
Financial liabilities					
Contingent consideration	(311)	(311)	–	–	(311)
Financial Liabilities carried at FVTPL	**(311)**	**(311)**	–	–	**(311)**
Derivative financial instruments	(193)	(193)	(193)	–	–
Financial liabilities carried at fair value	**(504)**	**(504)**	**(193)**	–	**(311)**
Trade account payables	(134,319)	(134,319)	–	–	–
Loans and borrowings	(437,058)	(380,204)	–	–	–
Other liabilities	(190,527)	(190,527)	–	–	–
Carried at (amortized) costs	**(761,904)**	**(705,050)**	–	–	–
Total financial liabilities	**(762,408)**	**(705,554)**	**(193)**	–	**(311)**

[1] Short-term investments include investments which are measured at FVTOCI in the amount of € 83.203k as well as money market funds that are included in cash and cash equivalents on the balance sheet in the amount of € 238.346k and are measured at FVTOCI.

in k€	31 December 2022 Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Asset					
Equity instruments	122,477	122,477	70,133	–	52,344
Other financial assets	1,531	1,531	–	–	1,531
Financial assets carried at FVTPL	**124,008**	**124,008**	**70,133**	–	**53,875**
Equity instruments	8,565	8,565	8,565	–	–
Short-term investments[1]	288,874	288,874	288,874	–	–
Financial assets carried at FVOCI	**297,439**	**297,439**	**297,439**	–	–
Derivative financial instruments	8,215	8,215		8,215	
Total financial assets carried at fair value	**429,662**	**429,662**	**367,572**	**8,215**	**53,875**
Financial liabilities					
Contingent consideration	(306)	(306)	–	–	(306)
Financial Liabilities carried at FVTPL	**(306)**	**(306)**	–	–	**(306)**
Derivative financial instruments	(7,358)	(7,358)	–	(7,358)	–
Financial liabilities carried at fair value	**(7,358)**	**(7,358)**	–	**(7,358)**	–
Trade account payables	(97,278)	(97,278)	–	–	–
Loans and borrowings	(329,851)	(308,130)	–	–	–
Other liabilities	(177,800)	(177,800)	–	–	–
Carried at (amortized) costs	**(933,986)**	**(912,265)**	–	–	–
Total financial liabilities	**(941,650)**	**(919,929)**	–	**(7,358)**	**(306)**

[1] Short-term investments include investments which are measured at FVTOCI in the amount of € 105.334k as well as money market funds that are included in cash and cash equivalents on the balance sheet in the amount of € 183.540k and are measured at FVTOCI.

Other Financials Assets carried at Fair Value through Profit & Loss consists of convertible loans granted to long-term investments in accordance with IFRS 9 in the amount of € 3,179k (2022: € 1,531k).

The following tables show the development in financial years 2023 and 2022 of the fair values of Level 3:

in k€	Note	Investments	Contingent consideration
Balance as of 1 Jan 2023		53,875	(306)
Additions	10	14,028	—
Disposal	10	(3,523)	—
Transfer from Level 2 to Level 3		(10,909)	—
Fair Value Change		(13,144)	(5)
Balance on 31 December 2023		40,328	(311)

in k€	Note	Investments	Contingent consideration
Balance as of 1 Jan 2022		23,927	-1,103
Additions	10	25,846	-14
Disposal	10	—	—
Transfer from Level 3 to Level 2		—	—
Fair Value Change		2,571	811
Balance on 31 December 2022		52,344	-306

The effects recognised in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement under "Other operating income" and "interest expense".

For the fair value of the level 3 hierarchy, possible alternative assumptions of significant unobservable inputs would have ceteris paribus the following effects as of 31 December 2023 and 2022:

in k€	2023 Net result		2022 Net result	
	Increase	Decrease	Increase	Decrease
Contingent consideration				
Discount rate (change of 1.5 %-points)	(3)	3	(7)	7

(16) SHAREHOLDER' S EQUITY

As of 31 December 2023, 177,185,736 shares of Evotec SE with a nominal value of € 1.00 per share are issued and outstanding. The stock options exercised in 2023 have an average exercise price of € 1.00 per share, the same as the average exercise price for stock options exercised in 2022.

The conditional capital of Evotec SE as of 31 December 2023 consists of 12,540,493 shares available for the Share Performance Plans and the Stock Option Plans and 35,390,530 shares available for the issuance of no-par value bearer shares to holders or creditors of convertible bonds and/or bonds with warrants, profit participation rights and/or income bonds (or a combination of these instruments). Evotec SE may grant these on the basis of the resolution of the Annual General Meeting on 22 June 2022. The remaining conditional capital of Evotec SE as of 31 December 2023, thus amounts to a total of 47,931,023 shares. Pursuant to Section 5 (5) of the Company's Articles of Association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by up to € 35,321,639 by issuing new shares against cash or non-cash contributions on one or more occasions until 21 June 2025.

As of 31 December 2023, Evotec holds 249,915 treasury shares (31 December 2022: 249,915), representing 0.1% (31 December 2022: 0.1%) of Evotec's total share capital as of 31 December 2023.

(17) EARNINGS PER SHARE

— ACCOUNTING PRINCIPLES —

Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding during the period, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprises forward purchase contracts, restricted shares, performance shares and share options granted to employees

— EARNINGS PER SHARE —

The weighted average number of ordinary shares is calculated as follows:

Shares in thousands	2023	2022
Issued shares 1. Jan.	176,953	176,608
Treasury shares 1. Jan.	(250)	(250)
Effect of weighted average stock options exercised	214	316
Weighted Average Number of Shares Outstanding Dec 31.	176,917	176,674

Diluted net income per share is computed by dividing the surplus attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and Share Performance Awards are common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2023, the number of potentially dilutive shares to be issued from stock options and Share Performance Awards amounted to 1,000,455 (2022: 463,415). For calculating the diluted net result per share, the resulting dilutive shares are included from the beginning of the period.

(18) COMMITMENTS AND CONTINGENCIES

— OPERATING LEASE OBLIGATIONS —

The future minimum lease payments under non-cancellable lease agreements area as follows:

in k€	2023	2022
Less than one year	1,192	1,561
Between one and five years	14,304	16,373
More than five years	38,144	44,979
Total	53,640	**62,913**

In addition, the Group maintains leases which were not recognized in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

— OTHER COMMITMENTS AND CONTINGENCIES —

The future minimum payments associated with miscellaneous long-term commitments total approximately € 80,367k at 31 December 2023. The significant portion thereof is related to long-term commitments in connection with facility expenses as well as contracted, non-milestone based capital calls in relation with the Group´s investments in associates and long-term investments.

In addition, as of 31 December 2023, contingent liabilities in relation with milestone-based commitments in connection with the Group´s long-term investments amounted to € 9,122k.

As of 31 December 2023, the Group has entered into purchase order commitments in the amount of € 80,519k.

The Group is not aware of any material actual or threatened litigation as of 31 December 2023.

(19) RELATED PARTY TRANSACTIONS

The Group has not entered into any significant transactions with any key management personnel or member of the Supervisory Board. The remuneration paid to key management personnel is presented in Note 21 e). The remuneration paid to members of the Supervisory Board is shown in Note 21 e).

As part of the normal course of business, the Group may enter into transactions with associated companies. The terms and conditions of all transactions are made based on market terms and conditions and the arm's length principle.

in k€	2023	2022
Sales of goods and services	16,661	36,677
Receivables from related parties	2,164	4,071

(20) AUDITOR´S REMUNERATION

in k€	2023	2022
Audit Fees	2,374	2,167
Audit-Related Fees	60	43
Audit fees related to prior year audit	1,504	402
All Other Fees	–	77
Total	3,938	**2,689**

The fees in financial year 2023 are exclusively attributable to BDO AG, Wirtschaftsprüfungsgesellschaft. The audit fees relate to the audit of the consolidated financial statements of Evotec SE and the statutory financial statements of Evotec SE and Evotec International GmbH.

Furthermore, audit-related fees of € 60k were provided for the audit of the non-financial report including sustainability-related disclosures.

(21) OTHER DISCLOSURES

German law in accordance with the European Directives on Accounting and the Corporate Governance Codex requires the following additional disclosures.

a) Number of Employees
The average number of people employed by the Company in 2023 was 5,069 employees (2022: 4,482). In 2023, 915 of these employees worked in sales and administration (2022: 694) and 4,154 of these employees worked in operations (2022: 3,788). The increase is mainly due to organic business growth.

b) Corporate Governance Code
According to Sec 161 AktG, the Management Board and Supervisory Board issued statement of compliance with regard to the German Corporate Governance Code. This statement has been made accessible to the Company's shareholders in the 'Invest' section on Evotec's website (https://www.evotec.com/en/sustainability/governance).

c) Consolidated Subsidiaries and Equity Investees
The information below shows Evotec's direct and indirect voting rights in their subsidiaries and other investments. Evotec's direct and indirect voting rights in dormant companies are not included.

in %	2023 Company's Voting rights
Subsidiaries	
Aptuit Global LLC, Princeton, USA	100
Aptuit (Verona) SRL, Verona, Italy	100
Aptuit (Oxford) Ltd., Abingdon, UK	100
Aptuit (Potters Bar) Ltd., Abingdon, UK	100
Cyprotex Discovery Ltd., Manchester, UK	100
Cyprotex Ltd., Manchester, UK	100
Cyprotex US, LLC., Framingham, USA	100
Evotec (France) SAS, Toulouse, France	100
Evotec ID (Lyon) SAS, Marcy l'Étoile, France	100
Evotec (Hamburg) GmbH, Hamburg, Germany	100
Evotec GT GmbH, Orth an der Donau, Austria	100
Evotec (India) Private Limited, Thane, India*	100
Evotec International GmbH, Hamburg, Germany	100
Evotec (München) GmbH, Martinsried, Germany	100
Evotec (UK) Ltd., Abingdon, UK	100
Evotec (US), Inc., Princeton, USA	100
Just - Evotec Biologics, Inc., Seattle, USA	100
Just - Evotec Biologics EU SAS, Toulouse, France	100
Evotec Drug Substance (Germany) GmbH, Halle, Germany	100
Evotec (Modena) Srl, Medolla, Italy	100
NephThera GmbH, Hamburg, Germany	100
Evotec Asia Pte. Ltd., Shenton, Singapore	100
Associates	
Ananke Therapeutics Inc., Boston, USA	19.88
Autobahn Labs LLC, Palo Alto, USA	35.26
Breakpoint Therapeutics GmbH, Hamburg,	34.03
Curexsys GmbH, Göttingen, Germany	43.44
Dark Blue Therapeutics Ltd., Oxford, UK	38.97
Eternygen GmbH, Berlin, Germany	24.97
Quantro Therapeutics GmbH, Wien, Austria	38.79
Topas Therapeutics GmbH, Hamburg, Germany	23.61
Centauri Therapeutics Ltd., Sandwich (Kent), UK	20.04

in %	Other Investments Company's Voting rights
Aeovian Pharmaceuticals Inc., San Francisco, USA	3.51
ArgoBio SAS, Paris, Frankreich	10.01
Aurobac Therapeutics SAS, Lyon, Frankreich	12.50
Blacksmith Medicines Inc., San Diego, USA	17.94
Cajal Neuroscience Inc., Seattle, USA	1.52
Carma Fund I, München, Germany	10.00
Carrick Therapeutics Ltd., Dublin, Ireland	2.78
Celmatix	12.35
Curie Bio LLC, Boston, USA	0.11
Curie Bio Seed Fund I L.P., Boston, USA	2.83
Exscientia plc, Oxford, UK	11.41
Extend Srl, Rome, Italy	10.00
Fibrocor LLP, Toronto, Canada	16.26
Fibrocor Therapeutics Inc., Toronto, Canada	8.83
IMIDomics Inc., San Francisco, USA	8.15
Immunitas, Therapeutics, Inc., Waltham, USA	5.58
Leon Nanodrugs GmbH, München, Germany	12.44
Mission BioCapital V LP, Cambridge, USA	3.64
OxVax Ltd., Oxford, UK*	15.33
Pancella/Pluristyx	5.69
Sernova Corp., Ontario, Canada	5.16
Tubulis GmbH, München, Germany	9.60

** in voluntary liquidation*

On 1 July 2023 Evotec acquired the remaining 50% in NephThera GmbH. Therefore, NephThera is fully consolidated as of July 2023. Associates and joint ventures are accounted for using the equity method.

As of July 2023, Evotec stepped down from its board seat of Pancella Inc. Consequently, Evotec does not have significant influence over this company since July 2023 and the corresponding investment is no longer accounted for using the equity method and measured at fair value according to IFRS 9.

In the second half of the year 2023, the Group´s share of Centauri Therapeutics Ltd. increased to more than 20%. Together with Evotec´s participation in all significant financial and operational decisions, the Group determined that it has significant influence over Centauri Therapeutics Ltd. Therefore, the investment is accounted for using the equity method.

The Group's investments in subsidiaries, associates and joint ventures are not hedged as these currency positions are considered to be long-term in nature.

d) Management Board

Dr. Werner Lanthaler, *Business Executive, Hamburg, Germany (Chief Executive Officer, Chairman of the Board until 3 January 2024),*

Dr. Mario Polywka, *Oxfordshire, United Kingdom (Interim Chief Executive Officer, Chairman of the Board since 3 January 2024)*

Dr. Cord Dohrmann, *Biologist, Göttingen, Germany (Chief Scientific Officer),*

Dr. Craig Johnstone, *Chemist, Castillon-Savès, France (Chief Operating Officer),*

Enno Spillner, *Business Executive, Hamburg, Germany (Chief Financial Officer, until 31. March 2023),*

Laetitia Rouxel, *Business Executive, Clarens, Switzerland (Chief Financial Officer, Germany from 1. April 2023) and*

Dr. Matthias Evers, *Neurobiologist, Hamburg, Germany (Chief Business Officer, from 1. May 2022).*

The remuneration granted to the members of the Management Board for the financial years 2023 and 2022 are shown below:

in k€	2023	2022
Fixed remuneration	2,954	2,343
Variable remuneration	731	1,579
Share Performance Awards (in units)	227,555	139,229
Fair value of SPAs granted	3,611	4,580
Total Remuneration	**7,296**	**8,502**

The Members of the Management Board who hold additional memberships in supervisory boards and memberships in comparable governing bodies of enterprises are listed below.

Dr. Werner Lanthaler	Non-Executive Member des Board of Directors & Chairman of the Audit Committee: arGEN-X, Breda/NL (Stock exchange listing on the NASDAQ and Euronext) Non-Executive Member des Board of Directors: AC Immune SA, Lausanne/CH (Stock exchange listing on the NASDAQ)
Dr. Cord Dohrmann	Member of the Supervisory Board: Eternygen GmbH, Berlin/DE* (not listed) Breakpoint Therapeutics, Hamburg/DE* (not listed) Non-Executive Member des Board of Directors FSHD Unlimited, Leiden/NL* (not listed)
Enno Spillner	Non-Executive Member des Board of Directors & Chairman of the Audit Committee: Nanobiotix SA, Paris/FR (Stock exchange listing on the NASDAQ und Euronext) Member of the Supervisory Board: Leon Nanodrugs GmbH, München/DE* (not listed)

** Associated company of Evotec*

e) Supervisory Board

Prof. Dr. Iris Löw-Friedrich, *Chairwoman of the Board (Chief Medical Officer) of the UCB S.A. (Stock exchange listing on the Euronext Brüssel/Belgien); Chairwoman of the Supervisory Board and of the Compensation and Nomination Committee*

Roland Sackers, *Chief Financial Officer, and Management Director of QIAGEN N.V. (Stock exchange listing on the Frankfurt Stock Exchange and New York Stock Exchange); Vice Chairman of the Supervisory Board and Chairman of the Audit and Compliance Committee*

Camilla Macapili *Languille*, *Head of Life Sciences, Mubadala Investment Company (MIC) (not listed); Member of the Supervisory Board (since June 2022)*

Dr. Mario Polywka, *Oxfordshire, United Kingdom, Non-independent consultant; member of the Supervisory Board (until 3 January 2024); former member of the Management Board of Evotec SE*

Dr. Elaine Sullivan, *London, United Kingdom, independent consultant; CEO of KELTIC Pharma Therapeutics Ltd. (until May 2023) (not listed); Board Director at the University of Edinburgh (not listed); member of the Management Board*

Dr. Constanze Ulmer-Eilfort, *Munich, Germany, Partner in the law firm Peters, Schönberger & Partner PSP (Munich) (not listed); Member of the Supervisory Board and Chairwoman of the ESG Committee*

The remuneration accrued for the Supervisory Board in the financial year was as follows:

in k€	2023	2022
Total remuneration of the supervisory board	520	504

In the financial years 2023 and 2022, the compensation per Supervisory Board member amounted to k€ 50 per year. The Chairman receives k€ 125 (2022: k€ 125) and his deputy k€ 60 (2022: k€ 60) in the financial year 2023. The members of Supervisory Board committees receive k€ 10 (2022: k€ 10) per committee; the chairman of a committee receives k€ 25 (2022: k€ 25).

In the financial years 2023 and 2022, there was no share-based remuneration.

The Company has a Directors and Officers liability insurance for the members of the Management Board, the Supervisory Board, its senior management and the directos of the subsidiary companies. An appropriate deductible has been agreed for the members of the Supervisory Board.

The members of the Supervisory Board and their additional memberships in supervisory boards and members in comparable governing bodies of enterprises according to Sec 125 (1) sentence 5 AktG are listed in the following:

Prof. Dr. Iris Löw-Friedrich	*Member of the Supervisory Board:* Fresenius SE & Co. KGaA. Bad Homburg/GER (Listed on the Frankfurt, Düsseldorf and München Stock Exchange) TransCelerate BioPharma Inc. King of Prussia/USA (not listed) Member of the Board of Directors: PhRMA Foundation, Washington DC/USA (not listed)
Roland Sackers	*Member of the Board of Directors:* BIO Deutschland e.V. Berlin/GER (not listed)
Dr. Mario Polywka	*Non-executive Director:* Blacksmith Medicines Inc. San Diego/USA (not listed) Exscientia Plc. Oxford/UK (Listed on the NASDAQ) Orbit Discovery Limited. Oxford/UK (Listed on the NASDAQ) C4X Discovery Holdings PLC. Manchester/UK (Listed on the London Stock Exchange
Dr. Elaine Sullivan	*Member of the Supervisory Board/Observer (since November 2023):* Zealand Pharma A/S, Søborg/DK (listed on the NASDAQ Copenhagen) (since December 2023) *Non-executive Director:* Active Biotech AB, Lund/SE (Listed on the NASDAQ OMX Nordic Exchange Stockholm) (until May 2023) hVIVO plc (prior Open Orphan plc), London/UK (Listed on the London AIM and Euronext Growth Stock Exchange) IP Group plc, London/UK (Listed on the London Stock Exchange) Nykode Therapeutics ASA, Oslo/NO (Listed on the Oslo Stock Exchange)
Dr. Constanze Ulmer-Eilfort	*Member of the Supervisory Board:* Affimed NV, Mannheim/Germany (listed on the NASDAQ) *Chairmen of the Advisory Committee:* S4DX GmbH, München/GER (not listed) *Member of the Advisory Board:* Proxygen GmbH, Vienna/AT (not listed)
Camilla Macapili Languille	*Member of the Board of Directors:* PCI Pharma Services (KPCI Holdings Limited), Philadelphia/USA (not listed) Norstella (Caerus PikCo S.A.R.L.), New York/USA (not listed) Envirotainer A/S, Stockholm/SE (not listed)

(21) SUBSEQUENT EVENTS

On January 3, 2024 it was announced that CEO Dr. Werner Lanthaler has decided to step down as CEO effective immediately and will not continue to serve until the end of his current term. Dr. Mario Polywka, former COO and member of the Supervisory Board, agreed to step in as interim CEO.

The Supervisory Board of Evotec SE has appointed Aurélie Dalbiez as new Chief People Officer and member of the Management Board with effect from 15 June 2024.

On 16 January 2024, the Management Board approved the commencement of an internal performance review and priority reset which will focus on right-sizing the organization and returning to a sustainable growth track. The Group anticipates significant recurring cost reductions as a result of the program. The full costs and associated savings will be disclosed in our half-year reporting.

Hamburg, 22 April 2024

Dr Mario Polywka *Dr Cord Dohrmann* *Dr Craig Johnstone*

Laetitia Rouxel *Dr Matthias Evers*

Note: This is a convenience translation of the German original.
Solely the original text in German is authoritative.

Independent Auditor's Report

To the Evotec SE, Hamburg

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE COMBINED MANAGEMENT REPORT

AUDIT OPINIONS

We have audited the consolidated financial statements of Evotec SE, Hamburg, and its subsidiaries (the group), which comprise the consolidated statement of financial position as at December 31, 2023, and the consolidated statement of profit and loss, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the financial year from January 1, 2023 to December 31, 2023, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In addition, we have audited the combined management report (report on the position of the company and of the group) of Evotec SE for the financial year from January 1, 2023 to December 31, 2023. In accordance with the German legal requirements, we have not audited the content of those parts of the combined management report listed in section "OTHER INFORMATION".

In our opinion, on the basis of the knowledge obtained in the audit,

— the accompanying consolidated financial statements comply, in all material respects, with the IFRSs as issued by the International Accounting Standards Board as well as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315e (1) HGB [Handelsgesetzbuch: German Commercial Code] and, in compliance with these requirements, give a true and fair view of the assets, liabilities and financial position of the group as at December 31, 2023, and of its financial performance for the financial year from January 1, 2023 to December 31, 2023, and

— the accompanying combined management report as a whole provides an appropriate view of the group's position. In all material respects, this combined management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our opinion on the combined management report does not cover the content of those parts of the combined management report listed in section "OTHER INFORMATION".

Pursuant to section 322 (3) sentence 1 HGB (German Commercial Code), we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the combined management report.

BASIS FOR THE AUDIT OPINIONS

We conducted our audit of the consolidated financial statements and of the combined management report in accordance with section 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as "EU Audit Regulation") and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the "AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE COMBINED MANAGEMENT REPORT" section of our auditor's report. We are independent of the group entities in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements.

In addition, in accordance with Article 10 (2) letter (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the consolidated financial statements and on the combined management report.

KEY AUDIT MATTERS IN THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year from January 1, 2023 to December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have identified the following matters as key audit matters:

1. Recoverability of goodwill
2. Revenue recognition from complex contracts with customers
3. Valuation of unlisted investments

RECOVERABILITY OF GOODWILL

Matter

In the consolidated financial statements of Evotec SE, goodwill in the amount of EUR 275.6 m (12.3 % of total consolidated assets or 24.7 % of consolidated equity) is recognized under the balance sheet item "Intangible assets and goodwill". The goodwill was allocated to cashgenerating units. Cash-generating units with allocated goodwill are subject to an impairment test by the company at least once a year and additionally if there are indications of impairment. The valuation is carried out using a valuation model based on the discounted cash flow method. If the carrying amount of a cash-generating unit is higher than the recoverable amount, an impairment loss is recognized in the amount of the difference. No impairment of goodwill was recognized in the 2023 financial year.

The assessment of the recoverability of goodwill is complex and requires the executive directors to make numerous estimates and to use judgment, particularly with regard to the amount of future cash surpluses, growth assumptions for revenues and gross margin and the discount rates used including growth rates for the terminal value. Due to the significance of the amount of goodwill for the consolidated financial statements, the complexity of the valuation and the significant uncertainties associated with the valuation, this is a key audit matter. Evotec SE's disclosures on goodwill are included in sections "(2) Significant accounting policies", subsections "Use of assumptions" and "Impairment of non-financial non-current assets and goodwill" and "(15) Goodwill" of the notes to the consolidated financial statements for the financial year 2023.

Auditor's Response and Observations

As part of our audit, we assessed the appropriateness of certain key assumptions and parameters subject to judgment as well as the calculation method used for the impairment tests with the involvement of our valuation specialists. We gained an understanding of the planning method and the planning process as well as significant assumptions made by the executive directors in the planning. We reconciled the forecast of future cash surpluses in the detailed planning period with the multi-year plan prepared by the executive directors and convinced ourselves of the Company's historical forecasting accuracy by analyzing past plan deviations. We verified the appropriateness of key assumptions used and the growth rates assumed for the terminal value by comparing them with developments in the past, the plans of the executive directors and current industry-specific market expectations. We also assessed whether the plans are consistent with the findings obtained in other areas of the audit. In addition, we critically assessed the discount rates used by comparing them with the average cost of capital of a peer group. Our audit also included the sensitivity analyses performed by Evotec SE. With regards to the effects of possible changes in the cost of capital used in the valuation model of the executive directors and the assumed growth rate for the terminal value, we also performed our own sensitivity analyses. Furthermore, we satisfied ourselves as to the completeness and accuracy of the disclosures in the notes on goodwill.

In our opinion, the valuation parameters and assumptions applied by the legal representatives were derived appropriately for the purpose of impairment testing.

REVENUE RECOGNITION FROM COMPLEX CONTRACTS WITH CUSTOMERS

Matter

In the consolidated financial statements of Evotec SE, revenues of € 781.4 m are recognized in the income statement. A significant portion of the Evotec Group's revenues is attributable to complex contracts with customers that contain multiple performance obligations, some of which require revenue recognition over time. Some contracts contain variable transaction prices, which are dependent on the achievement of a specific success in clinical development.

In case of performance obligations recognized over time, revenue is mainly measured on the basis of progress towards complete fulfilment. The progress of completion is generally measured on an input basis.

The identification of separate performance obligations in the contracts, the determination and allocation of the transaction price, and the assessment whether the performance obligation is recognized over time or at a point in time as well as the estimation of progress are highly judgmental. Due to these facts and circumstances and the materiality of revenue, the recognition of revenue from complex contracts with customers was a key audit matter.

Evotec SE's disclosures on revenue recognition from contracts with customers are included in sections "(2) Significant accounting policies", subsections "Use of assumptions" and "Revenue recognition from contracts with customers" and "(24) Revenue" of the notes to the consolidated financial statements for the financial year 2023.

Auditor's Response and Observations

We gained an understanding of the Group-wide process for recognizing revenue from complex contracts with customers and understood the procedure based on the documentation provided to us. In doing so, we gained an understanding of the relevant internal controls and assessed their appropriateness and implementation.

For a risk-oriented selection and a sample of recognized revenue, we assessed the appropriate categorization as a contract with a customer, appropriateness of the executive directors' approach with regard to the identification of separate performance obligations, the determination of the transaction price and its allocation to the identified performance obligations. Furthermore, we assessed the accounting treatment applied by the company for significant new contracts concluded in the 2023 financial year. For agreements with variable components of the transaction price in the form of milestone payments, we obtained appropriate evidence that the achievement of the milestones is highly probable.

With regard to performance obligations that are recognized over time based on progress, we assessed the revenue recognized by evaluating for a sample of contracts the planned and actual inputs and discussing the findings with the respective project managers of the company. In addition, we evaluated the planning process based on selected long-term contracts and assessed the historical forecasting reliability based on the actual progress of performance over several periods.

We were able to satisfy ourselves that the estimates and assumptions made by the executive directors are sufficiently documented and substantiated to ensure the appropriate recognition of revenue. To the extent that discretion existed for the accounting treatment, this was exercised appropriately.

VALUATION OF UNLISTED INVESTMENTS

Matter

In the consolidated financial statements of Evotec SE, unlisted investments in the amount of EUR 46.7 m are recognized under the balance sheet line item "Non-current investments and other non-current financial assets".

The investments in early-stage companies are mainly of strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research.

These investments are accounted for as financial assets at fair value through profit or loss unless Evotec SE makes use of the option to measure them at fair value through other comprehensive income upon acquisition.

Since there are no observable stock market prices available, the fair value is derived from external financing rounds or capital transactions with new investors (level 2 of the fair value hierarchy), or in the absence of these, Evotec uses qualitative factors such as scientific progress and assesses the liquidity situation for the valuation (level 3). If the development is promising, the acquisition costs are assumed to be the best possible estimate of the fair value. If the investment has a possible going concern risk and there are no other promising factors, Evotec SE assumes the carrying amount of the entity's net asset value as the best estimate of the fair value.

There is a risk that the fair value determined for investments without observable market prices may deviate from the value that would have been used if there had been an active market for the investments.

Due to the considerable uncertainties associated with the valuation of unlisted investments and the required exercise of judgment, this is a key audit matter.

Evotec SE's disclosures on the recognition and measurement of investments are described in sections "(2) Significant accounting policies", "(30) Fair values" and "(11) Investments") of the notes to the consolidated financial statements for the financial year 2023.

Auditor's Response and Observations

We obtained an understanding of the legal representatives' process for identifying indications of a change in fair value and assessed whether the approach ensures that potential changes in value are fully recognized.

With the involvement of our valuation specialists, we also assessed the extent to which the valuation method applied by the executive directors is consistent with the requirements of IFRS 13 for determining fair value.

For the valuation of investments according to level 2 of the fair value hierarchy, we assessed the fair value determined based on the financing rounds with external investors.

We evaluated the executive directors' assessment of possible scientific indications for a change in fair value, relying on the scientific life science expertise of the respective department, and critically scrutinized the assumptions made in this context, taking into account information provided by the investments and publicly available information. We also reviewed the information provided by the investments for possible indicators of a change in fair value and discussed this with the executive directors.

Where indications of a change in fair value were identified, we assessed whether the fair value was derived appropriately in accordance with IFRS 13.

Overall, we were able to satisfy ourselves that the estimates and assumptions made by the executive directors are reasonable to ensure that the unlisted investments are properly accounted for.

OTHER INFORMATION

The executive directors or the supervisory board are responsible for the other information. The other information comprises:

— the separately published Declaration of Corporate Management in accordance to section 289f and section 315d HGB to which reference is made in section "Declaration of corporate management";

— the separately published Sustainability Report to which reference is made in section "Reporting pursuant to section 289c and section315c of the German Commercial Code"

— the separately published remuneration report according to section 162 AktG, to which reference is made in section Remuneration Report of the combined management report

— the other parts of the annual report, except for the audited consolidated financial statements and combined management report as well as our auditor's report.

Our audit opinions on the consolidated financial statements and on the combined management report do not cover the other information, and consequently we do not express an opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and thereby acknowledge whether the other information

— is materially inconsistent with the consolidated financial statements, with the combined management report, or our knowledge obtained in the audit or

— otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE COMBINED MANAGEMENT REPORT

The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to section 315e (1) HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position and financial performance of the group. In addition, the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud (i. e. fraudulent financial reporting and misappropriation of assets) or error.

In preparing the consolidated financial statements, the executive directors are responsible for assessing the group's ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the group or to cease operations, or there is no realistic alternative but to do so.

Furthermore, the executive directors are responsible for the preparation of the combined management report that, as a whole, provides an appropriate view of the group's position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a combined management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the combined management report.

The supervisory board is responsible for overseeing the group's financial reporting process for the preparation of the consolidated financial statements and of the combined management report.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE COMBINED MANAGEMENT REPORT

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the combined management report as a whole provides an appropriate view of the group's position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor's report that includes our opinions on the consolidated financial statements and on the combined management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this combined management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also

— identify and assess the risks of material misstatement of the consolidated financial statements and of the combined management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

— obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures (systems) relevant to the audit of the combined management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems.

— evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.

— conclude on the appropriateness of the executive directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the consolidated financial statements and in the combined management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the group to cease to be able to continue as a going concern.

— evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the group in compliance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to section 315e (1) HGB.

— obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express audit opinions on the consolidated financial statements and on the combined management report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinions.

— evaluate the consistency of the combined management report with the consolidated financial statements, its conformity with [German] law, and the view of the group's position it provides.

— perform audit procedures on the prospective information presented by the executive directors in the combined management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, the actions taken or safeguards applied to eliminate independence threats.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

REPORT ON THE ASSURANCE ON THE ELECTRONIC RENDERING OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE COMBINED MANAGEMENT REPORT, PREPARED FOR PUBLICATION PURPOSES IN ACCORDANCE WITH SECTION 317 (3A) HGB

Assurance Opinion

We have performed assurance work in accordance with section 317 (3a) HGB to obtain reasonable assurance as to whether the rendering of the consolidated financial statements and the combined management report (hereinafter the "ESEF documents") contained in the electronic file "evt-2023-12-31-de.zip" and prepared for publication purposes complies in all material respects with the requirements of section 328 (1) HGB for the electronic reporting format ("ESEF format"). In accordance with German legal requirements, this assurance work extends only to the conversion of the information contained in the consolidated financial statements and the combined management report into the ESEF format and therefore relates neither to the information contained within these renderings nor to any other information contained in the file identified above.

In our opinion, the rendering of the consolidated financial statements and the combined management report contained in the electronic file identified above and prepared for publication purposes complies in all material respects with the requirements of section 328 (1) HGB for the electronic reporting format. Beyond this assurance opinion and our audit opinion on the accompanying consolidated financial statements and the accompanying combined management report for the financial year from January 1, 2023 to December 31, 2023 contained in the "Report on the audit of the consolidated financial statements and of the combined management report" above, we do not express any assurance opinion on the information contained within these renderings or on the other information contained in the file identified above.

Basis for the Assurance Opinion

We conducted our assurance work on the rendering of the consolidated financial statements and the combined management report contained in the file identified above in accordance with section 317 (3a) HGB and the IDW Assurance Standard: Assurance Work on the Electronic Rendering of Financial Statements and Management Reports, Prepared for Publication Purposes in Accordance with section 317 (3a) HGB (IDW AsS 410 (06.2022)). Our responsibility in accordance therewith is further described in the "Auditor's Responsibilities for the Assurance Work on the ESEF Documents" section. Our audit firm has applied the requirements of the IDW Quality Management Standards, which implement the IAASB's International Standards on Quality Management.

Responsibilities of the Executive Directors and the Supervisory Board for the ESEF Documents

The executive directors of the company are responsible for the preparation of the ESEF documents with the electronic renderings of the consolidated financial statements and the combined management report in accordance with section 328 (1) sentence 4 No. 1 HGB and for the tagging of the consolidated financial statements in accordance with section 328 (1) sentence 4 No. 2 HGB.

In addition, the executive directors of the company are responsible for such internal controls that they have considered necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-compliance with the requirements of section 328 (1) HGB for the electronic reporting format.

The supervisory board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

Auditor's Responsibilities for the Assurance Work on the ESEF documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of section 328 (1) HGB. We exercise professional judgment and maintain professional skepticism throughout the assurance work. We also

— identify and assess the risks of material intentional or unintentional non-compliance with the requirements of section 328 (1) HGB, design and perform assurance procedures responsive to those risks, and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance opinion.

— obtain an understanding of internal control relevant to the assurance on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.

— evaluate the technical validity of the ESEF documents, i. e. whether the file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, on the technical specification for this electronic file.

— evaluate whether the ESEF documents provide an XHTML rendering with content equivalent to the audited consolidated financial statements and to the audited combined management report.

— evaluate whether the tagging of the ESEF documents with Inline XBRL technology (iXBRL) in accordance with the requirements of Articles 4 and 6 of the Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, enables an appropriate and complete machine-readable XBRL copy of the XHTML rendering.

FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION

We were elected as group auditor by the consolidated general meeting on June 20, 2023. We were engaged by the audit committee on December 28, 2023. We have been the group auditor of the Evotec SE without interruption since the financial year 2021.

We declare that the audit opinions expressed in this auditor's report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (longform audit report).

OTHER MATTER — USE OF THE AUDITOR'S REPORT

Our auditor's report must always be read together with the audited consolidated financial statements and the audited combined management report as well as the assured ESEF documents. The consolidated financial statements and the combined management report converted to the ESEF format — including the versions to be published in the German Federal Gazette — are merely electronic renderings of the audited consolidated financial statements and the audited combined management report and do not take their place. In particular, the ESEF report and our assurance opinion contained therein are to be used solely together with the assured ESEF documents provided in electronic form.

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Julia Wirth.

Berlin, 22 April 2024

BDO AG
Wirtschaftsprüfungsgesellschaft

Sartori	Wirth
Wirtschaftsprüferin	Wirtschaftsprüferin

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and financial results of the Group, and the Group Management Report, which has been combined with the Management Report of Evotec SE for the financial year 2023, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Evotec SE
The Management Board
Hamburg, 22 April 2024

Dr Mario Polywka
Chief Executive Officer

Dr Cord Dohrmann
Chief Scientific Officer

Dr Matthias Evers
Chief Business Officer

Dr Craig Johnstone
Chief Operating Officer

Laetitia Rouxel
Chief Financial Officer